This is a confidential draft submission No. 4 to the U.S. Securities and Exchange Commission on July 9, 2025

pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 and is not being filed publicly under the
Securities Act of 1933, as amended. All information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SIBO HOLDING LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	6211	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 3210, 32/F, Champion Tower

3 Garden Road, Central

Hong Kong
+852 3980 6200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102

(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin (Qixiang) Sun, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 +1 (202) 869-0888	Shane Wu, Esq. Ross D. Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, New York 10036 (212) 930-9700

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED [    ], 2025

SIBO HOLDING LIMITED

[   ] Class A Ordinary Shares

This is the initial public offering of Sibo Holding Limited, a Cayman Islands exempted company (“Sibo”). Sibo is a Cayman Islands incorporated holding company with operations solely conducted by its subsidiary, StormHarbour Securities (Hong Kong) Limited (“StormHarbour HK” or the “HK Subsidiary”), a limited liability corporation incorporated in Hong Kong SAR and licensed by the Securities and Futures Commission of Hong Kong (SFC CE No. AUK151). Sibo indirectly owns 100% equity interests in StormHarbour HK through Buckwheat Investments Limited, a business company incorporated in British Virgin Islands (“Buckwheat Investments” or the “BVI Subsidiary”). Throughout this prospectus, unless the context indicates otherwise, the terms “Sibo” and “the Company” refer to Sibo, the Cayman Islands incorporated holding company and references to “we,” “us,” “our,” and “our company” are to Sibo, Buckwheat Investments, and StormHarbour HK, as a whole. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by StormHarbour HK.

Sibo is offering on a firm commitment basis [    ] Class A ordinary shares, of a nominal or par value of $0.00002 per share (the “Class A Ordinary Shares”). We anticipate that the initial public offering price per Class A Ordinary Share will be between $[    ] and $[    ]. Prior to this offering, there has been no public market for either our Class A Ordinary Shares or Class B Ordinary Shares. We intend to apply for listing of the Class A Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SIBO.” The closing of this initial public offering is contingent upon the listing of our Class A Ordinary Shares on Nasdaq and we will not complete this offering unless the Class A Ordinary Shares are so listed. However, there can be no assurance that we will be successful in listing our Class A Ordinary Shares on Nasdaq.

Our issued and outstanding share capital consists of Class A Ordinary Shares and Class B ordinary shares, of a nominal or par value of $0.00002 per share (the “Class B Ordinary Shares”). Class A Ordinary Shares are entitled to one (1) vote per share. Class B Ordinary Shares are entitled to fifteen (15) votes per share. Class B Ordinary Shares are convertible at the option of the holder into Class A Ordinary Shares on a 1:1 basis; however, Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Class A Ordinary Shares and Class B Ordinary Shares, collectively, are referred to as “Ordinary Shares” in this prospectus.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and, as such, are eligible for reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.” As of the date of this prospectus, our Chairman, Ju Liu, the beneficial owner of 3,900,000 Class B Ordinary Shares, held approximately 61.81% of the voting power of our outstanding share capital. Following this offering, taking into consideration the Class A Ordinary Shares expected to be offered hereby, Ju Liu will retain controlling voting power in the Company based on having approximately [ ]% (or approximately [ ]% if the underwriters exercise the over-allotment option in full) of all voting rights and we will meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies. As a “controlled company,” we will be eligible to utilize certain exemptions from the corporate governance requirements of the Nasdaq Stock Market although we do not intend to avail ourselves of these exemptions. See “Prospectus Summary—Implications of Being a Controlled Company.”

INVESTORS PURCHASING SECURITIES IN THIS OFFERING ARE PURCHASING SECURITIES OF SIBO, A CAYMAN ISLANDS HOLDING COMPANY, RATHER THAN SECURITIES OF SIBO’S SUBSIDIARY THAT CONDUCTS SUBSTANTIVE BUSINESS OPERATIONS IN HONG KONG.  Sibo is not an operating company but rather a holding company incorporated in the Cayman Islands. Sibo has no material operations of its own, and all of our operations are conducted through StormHarbour HK, which is a wholly owned subsidiary of Sibo. We do not and have no intention to operate our business through a variable interest entities (“VIE”) structure. For a description of our corporate structure, see “Corporate History and Structure” beginning on page 59. Neither of our HK Subsidiary nor our BVI Subsidiary is subject to any prohibitions or restrictions on direct foreign investment under Chinese laws. Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering, including that it could cause the value of such securities to significantly decline or become worthless.

This holding company structure involves unique risks to investors, and you may never directly hold equity interests in HK Subsidiary. As of the date of this prospectus, HK Subsidiary’s operation in Hong Kong and this public offering of the Class A Ordinary Shares in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”), we face various legal and operational risks and uncertainties associated with being based in or having operations in Hong Kong, having clients who are PRC individuals or companies that have shareholders or directors that are PRC individuals and the complex and evolving PRC laws and regulations. The legal and operational risks associated with operations in China apply to HK Subsidiary’s operation in Hong Kong, should recent statements and regulatory actions by the PRC government apply to us in the future, and then we might face risks associated with regulatory approvals on foreign investment in Hong Kong-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity, data privacy and personal information pursuant to the PRC laws and regulations. The PRC government may also intervene or impose restrictions on HK Subsidiary’s ability to move cash out of Hong Kong for distributing earnings and pay dividends. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or rules that require us to obtain regulatory approval from PRC authorities before this or any future securities offering. These risks could result in a material adverse change in HK Subsidiary’s business operations and the value of the Class A Ordinary Shares, restrictions in HK Subsidiary’s ability to accept foreign investments, significantly limit or completely hinder Sibo’s ability to continue to offer securities to investors or continued listing of the Class A Ordinary Shares on a U.S. or other foreign exchange or cause the value of such securities to significantly decline or become worthless. See “Risk Factors — RISKS RELATED TO DOING BUSINESS IN JURISDICTIONS WE OPERATE” beginning on page 29 of this prospectus for a discussion of these legal and operational risks that should be considered before making a decision to purchase the Class A Ordinary Shares.

Specifically, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies, stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “New Overseas Listing Rules”). Among others, the New Overseas Listing Rules provide that PRC domestic companies seeking to offer and list securities (which, for the purposes of the New Overseas Listing Rules, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after an application for an overseas listing is submitted. The New Overseas Listing Rules came into effect on March 31, 2023. Based on relevant facts and current PRC laws, as of the date of this prospectus, we believe that this offering is not an indirect or direct offering and listing of securities in overseas markets as prescribed in the New Overseas Listing Rules, and thus, we do not need to fulfill the CSRC filling procedure because (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong, and in the most recent accounting year, our revenues and profits from Mainland China did not exceed 50% of the corresponding figures in our audited consolidated financial statements. However, given that the New Overseas Listing Rules have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules on a timely basis, if at all.

Furthermore, as more stringent standards have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, Sibo’s securities may be prohibited from trading following the completion of this offering if our auditor cannot be fully inspected by the PCAOB. Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Pursuant to the HFCA Act, on December 16, 2021, the PCAOB issued its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China or in Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in Mainland China or Hong Kong. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in Mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong and as a result, PCAOB vacated its previous 2021 determination. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations if needed. While our current auditor, AOGB CPA Limited, headquarter in Hong Kong, is currently subject to the PCAOB inspection, in the event the PCAOB later determines that it is unable to inspect or investigate completely our auditor, then such lack of inspection could cause Sibo’s securities to be delisted from the U.S. stock exchange. See “Risk Factors — RISKS RELATED TO DOING BUSINESS IN JURISDICTIONS WE OPERATE — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our continued listing, future offerings, business operations, share price and reputation.” on page 31. In addition, we cannot assure you that Nasdaq or other regulatory agencies will not apply additional or more stringent requirements to us. Such uncertainty could cause the market price of the Class A Ordinary Shares to be materially and adversely affected.

Neither Sibo nor its Subsidiaries have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. Each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities. As a holding company, Sibo may rely on transfers of funds, dividends and other distributions on equity paid by the Subsidiaries for its cash and financing requirements. If any of the Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends and Sibo’s cash and financing requirement may not be fully satisfied.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the Subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. Any future determination related to Sibo’s dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Additionally, as of the date of this prospectus, the transfer of cash or other types of assets between Sibo and any of its Subsidiaries totaled approximately HK$6,191,000 (approximately $794,000). This amount represented funding from Sibo to its HK subsidiary, StormHarbour HK, for the use of working capital and from StormHarbour HK to Sibo, for operation costs of Sibo.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. For Sibo to transfer cash to its HK Subsidiary, Sibo may provide funding to HK Subsidiary through loans or capital contributions without restrictions on the amount of the funds.

Under Hong Kong law, HK Subsidiary is permitted to provide funding to Sibo through dividend distribution without restrictions on the amount of the funds under the condition that dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Additionally, no tax is payable in Hong Kong in respect of dividends paid by companies in Hong Kong. Currently, there are no restrictions on foreign exchange, and there are no limitations on the ability of Sibo to transfer cash to or from the HK Subsidiary or to investors under Hong Kong law. However, if certain PRC laws and regulations that impose restrictions on foreign exchange or limit Sibo’s ability to transfer cash, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our HK Subsidiary, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiary’s ability to transfer funds or assets by the PRC government.

We cannot assure you that the PRC government will not intervene or impose restrictions on Sibo or HK Subsidiary regarding the transfer or distribution of cash within the organization or to U.S. investors, which could result in an inability of or prohibition on HK Subsidiary from making transfers or distributions to Sibo or U.S. investors. Any limitation on the ability of HK Subsidiary to pay dividends or make other distributions to Sibo materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if HK Subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its abilities to pay dividends. See “Prospectus Summary — Transfer of Cash Through Our Organization” beginning on page 7, “Risk Factors — RISKS RELATED TO OUR BUSINESS AND INDUSTRY ”, on page 17, “Dividend Policy” on page 47 and the consolidated financial statements and the accompanying footnotes beginning on page F-1 of this prospectus.

	Per Share(3)	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)	Seven and a half percent (7.5%) of the initial public offering price on each of the Class A Ordinary Shares being offered. See also “Underwriting” beginning on page 120 of this prospectus for a description of compensation and other items of value payable to the underwriters.

(2)	Excludes fees and expenses payable to the underwriters.

(3)	Based on an assumed initial public offering price of $[ ] per Share, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus.

This offering is being conducted on a firm commitment basis. The Representative is obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken. We have granted the underwriter an option, exercisable for 45 days after the closing of the Offering, to purchase up to an additional fifteen percent (15%) of the total number of the Class A Ordinary Shares to be offered by us pursuant to this offering, solely to cover over-allotments, at the public offering price less the underwriting discounts.

If we complete this offering, net proceeds will be delivered to us on the closing date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Class A Ordinary Shares to purchasers in this offering on or about            , 2025.

The date of this prospectus is            , 2025

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Through and including           , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we, nor the underwriter, have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of the Class A Ordinary Shares.

For investors outside the United States:    Neither we, nor the underwriter, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Sibo is incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our issued shares are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended.

i

COMMONLY USED DEFINED TERMS

Except as otherwise indicated by the context and for the purposes of this prospectus only, references in this prospectus to:

●	“BVI Subsidiary” or “Buckwheat Investments” are to Sibo Holding Limited’s 100% owned Subsidiary, Buckwheat Investments Limited;

●	“Chinese government” or “PRC government” are to the government of Mainland China for the purposes of this prospectus only;

●	“HK Subsidiary” or “StormHarbour HK” are to Buckwheat Investments Limited’s 100% owned Subsidiary, StormHarbour Securities (Hong Kong) Limited;

●	“HK$,” “HK Dollars” or “Hong Kong dollar(s)” are to the legal currency of Hong Kong;

●	“Hong Kong” and “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HKSFC” are to the Securities and Futures Commission of Hong Kong;

●	“Macau” are to the Macao Special Administrative Region of the People’s Republic of China;

●	“Sibo” are to Sibo Holding Limited, a holding company incorporated in the Cayman Islands as an exempted company;

●	“StormHarbour Advisors Pte. Ltd” are to StormHarbour Advisors Pte. Ltd, a company formed under the laws of Singapore on September 3, 2020;

●	“StormHarbour Group” are to StormHarbour Partners GP LLC, a company formed under the laws of Delaware on March 16, 2009;

●	“Mainland China” are to the Mainland China of the PRC, excluding Taiwan, the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“PRC” and “China” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“PRC laws and regulations” or “PRC laws” refer to the laws and regulations of the People’s Republic of China, including Hong Kong and Macau for the purposes of this prospectus only;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“Subsidiaries” are to Sibo’s subsidiaries, comprising (1) Buckwheat Investments Limited, a business company formed under the laws of British Virgin Islands, (2) StormHarbour Securities (Hong Kong) Limited, a company formed under the laws of Hong Kong, (3) StormHarbour Advisors Pte. Ltd, a company formed under the laws of Singapore, (4) AlphaFx Limited, a company formed under the laws of the Cayman Islands, and (5) SHHK Dian I Ltd., an exempted company formed under the laws of the Cayman Islands;

●	“U.S. dollars,” “dollars,” “USD” or “$” are to the legal currency of the United States; and

●	“we,” “us,” “the Company,” “our” or “our company” are to the combined business of Sibo, an exempted company incorporated in Cayman Islands, and its consolidated subsidiaries.

This registration statement contains translations of certain HK dollar amounts into U.S. dollar amounts solely for the convenience of the reader. Unless otherwise noted, all translations from HK dollars into U.S. dollars in this registration statement are made at a rate of HK$7.80 to $1.00. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets. No representation is made that HK$ or $ amount represents or could have been, or could be converted, realized or settled into $ or HK$, as the case may be, at any particular rate, or at all.

ii

Numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For the sake of clarity, this registration statement follows the English naming convention of given name followed by family name or surname, regardless of whether an individual’s name is Chinese or English. For example, our director Mr. Cheung’s name is presented herein as “Chung Wing Water Cheung” even though, in Chinese, Mr. Cheung’s name would be presented as “Cheung Chung Wing Water.”

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

We have proprietary rights to trademarks used in this prospectus that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

On March 7, 2025, Sibo completed a share subdivision such that, the authorized share capital of the Company was revised from an authorized share capital of $50,000 divided into 50,000 shares, par value $1.00 per share to be US$50,000 divided into 2,500,000,000 ordinary shares with a par value of US$0.00002 each (the “Share Subdivision”). Except as otherwise indicated, all share and per share information contained in this prospectus has been restated to retroactively show the effect of the Share Subdivision.

iii

PROSPECTUS SUMMARY

Investors are cautioned that you are buying shares of a Cayman Islands holding company without operations of its own.

This summary highlights information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections and the consolidated financial statements and the related notes, before deciding whether to invest in the Class A Ordinary Shares. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

The Company

Our Business Overview

Sibo is an exempted company with limited liability incorporated under the laws of the Cayman Islands on December 11, 2018. As a holding company with no material operations of its own, Sibo conducts its operations solely conducted by its subsidiary, StormHarbour HK, a limited liability corporation incorporated in Hong Kong SAR and licensed by the Securities and Futures Commission of Hong Kong, or the HKSFC (SFC CE No. AUK151). Sibo indirectly owns 100% equity interests in StormHarbour HK through Buckwheat Investments, a business company incorporated in British Virgin Islands.

StormHarbour HK, established in 2009, is a financial advisory firm with a rich history and evolving structure. Since March 2010, StormHarbour HK has been licensed by the HKSFC for Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 6 (Advising on Corporate Finance) regulated activities. Additionally, since June 2016, StormHarbour HK has been licensed by the HKSFC for Type 9 (Asset Management) regulated activities. The core business of StormHarbour HK is rooted in Capital Markets services, with future expansion roadmap into Asset Management services. StormHarbour HK’s geographical focus encompasses key markets in the Asia Pacific region, including Mainland China, Hong Kong, South Korea, Oceania, and Southeast Asia.

StormHarbour HK, originally part of StormHarbour Group, founded in 2009, underwent a significant transformation in 2019 when its founding partner led a management buyout of the Hong Kong office. Since this buyout, StormHarbour HK has operated independently, while continuing to use the StormHarbour brand. This unique position allows StormHarbour HK to focus on providing tailored services to the Asia Pacific region.

StormHarbour HK operates under a lean and asset-light business model, which is a strategic approach that leverages minimal use of its own capital to generate revenue. Unlike traditional commercial banking, which relies heavily on extensive balance sheet assets, StormHarbour HK derives income primarily through service-based fees and commissions, including those received as an introducing broker. This flexible structure is particularly advantageous in uncertain financial market conditions, enabling StormHarbour HK to swiftly adapt to market dynamics without being burdened by significant capital commitments.

StormHarbour HK integrates Capital Markets and Asset Management services, maintaining a strong reputation for professional and tailored financial solutions. The firm’s focus on innovation, sustainability, and regional expertise positions it as a leader in the Asia Pacific financial advisory and asset management landscape.  StormHarbour HK has prioritized Environmental, Social, and Governance (ESG) developments, including: (1) A partnership with Climate Finance Asia Limited to integrate ESG into investment strategies; (2) Launching the 1.5C ESG Focused Hedge Fund, which evaluates investments based on ESG factors, including climate impact, labor practices, governance standards, and more; (3) Collaborations with Carbon Neutral Pty Ltd. and Vericap Pte Ltd. to drive carbon credit projects and sustainable finance efforts.

Our Products and Services

StormHarbour HK operates through two primary divisions:

Capital Markets

The Capital Markets division provides independent advisory and execution services for private debt and equity capital markets, catering to global financial institutions and corporate clients. Key highlights include:

●	Expertise in complex, credit-intensive transactions such as debt capital markets advisory, corporate finance execution, and structuring traditional and alternative funding solutions.

●	Specialized teams covering sectors like Financial Institutions, Infrastructure & Renewable Energy, Real Estate, Transportation, Oil & Gas, Mining, and Tech & Media.

●	Strong global distribution capabilities driven by experienced transactional bankers and deep asset class expertise.

Asset Management

The Asset Management division delivers a wide range of investment services, including platform establishment, research, trade execution, portfolio management, risk management, and investment exits. Key features:

●	Comprehensive product offerings, including fund management, advanced data-driven investment solutions, wealth management, and private banking advisory services.

●	Focused ESG initiatives, highlighted by the 1.5C ESG Focused Hedge Fund, which employs advanced data-driven strategies to identify high-performing equities while incorporating ESG screening for high-return, liquid investments.

●	Upcoming funds include: (1) Hong Kong High Yield Mortgage Fund: Investing in high-yield mortgages backed by premium properties in Hong Kong, offering higher returns with robust downside protection; (2) China Property Alternative Credit Fund: Providing mezzanine financing for real estate, infrastructure, alternative energy, and healthcare projects in Mainland China and Hong Kong; (3) Co-Living Fund: Addressing housing needs for foreign students and young professionals in Hong Kong, driven by demand from education and employment opportunities.

Our Competitive Strengths

●	Global Market Connectivity: Leveraging a diverse client base, including corporates, financial institutions, and sovereign entities, we offer tailored, sector-specific advisory services, establishing ourselves as a trusted partner known for reliability and excellence.

●	Broad Execution Capabilities: Equipped to handle complex financial challenges, we focus on innovative, non-commoditized markets, delivering advanced solutions that capitalize on unique opportunities.

●	Client-Focused Business Model: Our conflict-free, asset-light business model ensures personalized, unbiased advice aligned with clients’ goals, prioritizing value creation.

●	Seasoned Team: With senior experts from leading global financial institutions, our team brings extensive experience and leadership, driving success in navigating complex financial landscapes.

●	Integrity and Transparency: Commitment to ethical conduct and professionalism enhances trust and strengthens our client relationships and market reputation.

●	Customized Approach: Providing real-time market insights and tailored analysis, we excel in structuring innovative solutions for unique, first-of-a-kind transactions.

●	Robust Operating Platform: Advanced systems and rigorous compliance ensure excellence in governance, risk management, and regulatory adherence, delivering reliable and precise execution.

Our Growth Strategies

We aim to strengthen our market position in Hong Kong, enhance our competitive edge, and expand financial advisory services for institutional and high-net-worth clients. Since gaining independence from StormHarbour Group, we have developed a robust asset management team and launched innovative ESG-focused products.

To drive business growth, we plan to:

●	Diversify Services: Expand offerings to include wealth management, retirement planning, risk management, and ESG advisory services to meet the growing demand for sustainable investment solutions.

●	Develop Talent: Build a team of experts across finance, securities, and technology by offering competitive compensation, including equity incentives.

●	Foster Strategic Partnerships: Collaborate with financial institutions, fintech companies, and insurers to broaden services and increase customer outreach.

Summary of Risk Factors

Investing in our Class A Ordinary Shares is risky. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 17, including the risks described under the subsections titled “RISKS RELATED TO OUR BUSINESS AND INDUSTRY,” “RISKS RELATED TO DOING BUSINESS IN JURISDICTIONS WE OPERATE,” “RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF THE CLASS A ORDINARY SHARES” and the other information contained in this prospectus before you decide whether to purchase the Class A Ordinary Shares.

Risks Related to Our Business and Industry

Risks and uncertainties related to the Company’s business and industry include, without limitation, the following. For details of each of these bulleted risk factors, see “Risk Factors — RISKS RELATED TO OUR BUSINESS AND INDUSTRY” under the same subheadings beginning on page 17.

●	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate. (page 17)

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents. (page 18)

●	Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended December 31, 2024 and 2023, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects. (page 20)

●	We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve. (page 20)

●	Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability. (page 20)

●	We cannot guarantee the profitability of our clients’ investments or ensure that our clients will make rational investment judgements. (page 20)

●	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance. (page 21)

●	Our risk management policies and procedures may not be adequate and effective, which may expose us to unidentified or unexpected risks. (page 21)

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations. (page 21)

●	We had incurred net losses in the past, and we may incur losses again in the future. (page 22)

●	Failure of third-party systems upon which we rely could adversely affect our business operation. (page 22)

●	We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business. (page 23)

●	We derived a substantial portion of revenue from a small number of key clients. (page 24)

●	We may fail to implement new business lines, or introduce new products and services to our clients, or we may fail to successfully expand our business. (page 24)

●	A significant decrease in our liquidity could negatively affect our business and financial management as well as reduce client confidence in us. (page 25)

●	Our businesses depend on our key management and professional staff, and our business may suffer if we are unable to recruit and retain them. (page 27)

●	Where one or more of the regulated activities of our Operating Subsidiary has less than two responsible officers, our Operating Subsidiary will be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation. (page 27)

●	Pledging of our subsidiary’s shares as collateral could adversely affect our business, financial condition, and the value of our shares.

●	Sibo relies on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements Sibo may have, and any limitation on the ability of its subsidiary to make payments to Sibo could have a material adverse effect on our ability to conduct our business. (page 28)

●	Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of the Class A Ordinary Share. (page 28)

Risks Related to Doing Business in Jurisdictions We Operate

Risks and uncertainties related to doing business in Hong Kong include, without limitation, the following. For details of each of these bulleted risk factors, see “Risk Factors — RISKS RELATED TO DOING BUSINESS IN JURISDICTIONS WE OPERATE” under the same subheadings beginning on page 29.

●

Substantially all our operations are in Hong Kong and as a result, we are subject to significant regulatory, liquidity, and enforcement risks associated with operations in China. Due to the long arm provisions under the current Mainland China laws and regulations, the Chinese government may exercise significant oversight and exert more control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to overseas investors or obtain foreign investment in us and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. (page 29)

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries. (page 30)

●	A downturn in the Hong Kong, China or the global economy, and changes in economic and political policies of China, could materially and adversely affect our business and financial condition. (page 30)

●	There are political risks associated with conducting business in Hong Kong. (page 31)

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and acts passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our offering, business operations, share price and reputation. (page 31)

●	The PRC legal system is still evolving and embodies uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations with little advance notice in China could adversely affect us. (page 33)

●	Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Such actions by the Chinese government could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares to investors, and cause the value of the Class A Ordinary Shares to significantly decline or become worthless. (page 34)

●	We may become subject to a variety of PRC laws and other obligations regarding cyber security and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations. (page 34)

Risks Related to this Offering and Ownership of the Class A Ordinary Shares

Risks and uncertainties related to this offering and ownership of the Class A Ordinary Shares include, without limitation, the following. For details of each of these bulleted risk factors, see “Risk Factors — RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF THE CLASS A ORDINARY SHARES” under the same subheadings beginning on page 36.

●	Our dual class voting structure has the effect of concentrating the voting control in holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices. (page 36)

●	There has been no public market for the Class A Ordinary Shares prior to this offering and an active trading market for the Class A Ordinary Shares may not develop following the completion of this offering. (page 37)

●	The initial public offering price for the Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile. (page 37)

●

The market price of the Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price. (page 37)

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares. (page 38)

●	We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq. (page 38)

●	If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline. (page 38)

●	As the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. (page 38)

●	We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way. (page 39)

●	Our Chairman, Ju Liu, has significant voting power and may take actions that may not be in the best interests of our other shareholders. (page 40)

●	Upon the completion of this offering, we expect to be a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders. (page 40)

●	Your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. (page 39)

●	We may issue additional equity or debt securities, which are senior to the Class A Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class A Ordinary Shares. (page 39)

●	Sibo’s Second Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A Ordinary Shares. (page 43)

Our Corporate History and Structure

Sibo was incorporated on December 11, 2018, in the Cayman Islands, serves as a holding company without direct operational activities. Its registered office is situated at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

StormHarbour HK was incorporated under Hong Kong law on October 22, 2009, serving as the primary operating entity. Its registered office and principal place of business is located at Suite 3210, 32/F, Champion Tower, 3 Garden Road, Central, Hong Kong. It operates independently while maintaining ties to the global StormHarbour network. Initially focused on Capital Markets, StormHarbour HK expanded into Asset Management in response to evolving client needs and market trends. StormHarbour HK secured an Asset Management license from the HKSFC in 2016, enabling its entry into asset management businesses.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this Offering, assuming no exercise of the over-allotment option. The percentage figures in the diagram represent each shareholder’s voting power in relation to our outstanding share capital. The blue box indicates the entity in which investors are purchasing the Class A Ordinary Shares being offered. The green box indicates the entity in which the Company’s operations are conducted.

We are offering [     ] Class A Ordinary Shares, representing [     ]% of the Class A Ordinary Shares and [     ]% of the voting power of the outstanding Ordinary Shares of the Company immediately following completion of the offering.

This above holding company structure involves unique risks to investors and you may never directly hold equity interests in our HK Subsidiaries. You are specifically cautioned that in addition, as we conduct substantially all our operations in Hong Kong, there are significant legal and operational risks associated with having substantially all our operations in Hong Kong, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, and applicable Chinese and United States regulations, which risks could result in a material change in our operations and/or cause the value of our Class A Ordinary Shares to significantly decline or become worthless and affect Sibo’s ability to offer or continue to offer its securities to investors. Although we believe our operating structure is legal and permissible under the Hong Kong laws and Chinese laws and regulations currently in effect, Chinese regulatory authorities could take a different position on the interpretation and enforcement of laws and regulations and disallow our holding company structure, which would likely result in a material adverse change in our operations. We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We currently do not have, nor intend to have in the future, a VIE structure.

Transfer of Cash Through Our Organization

Neither Sibo nor its Subsidiaries have maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. Each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.

As of the date of this prospectus, the transfer of cash or other types of assets between Sibo and any of its Subsidiaries totaled approximately HK$6,191,000 (approximately $794,000). This amount represented funding from Sibo to its HK subsidiary, StormHarbour Securities (Hong Kong) Limited, for the use of working capital and from StormHarbour HK to Sibo, for operation costs of Sibo. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

As of the date of this prospectus, no transfers, dividends, or distributions have been made to U.S. investors by Sibo or any of its Subsidiaries.

If we decide to pay dividends on our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Subsidiaries by way of dividend payments made by them.

Sibo is permitted under the laws of Cayman Islands to provide funding to our Subsidiaries through loans or capital contributions without restrictions on the amount of the funds. Currently, our Subsidiaries are permitted under the laws of Hong Kong to provide funding to Sibo through dividend distribution without restrictions on the amount of the funds.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. If we decide to pay dividends on our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Subsidiaries by way of dividend payments made by them.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Under Hong Kong law, HK Subsidiary is permitted to provide funding to Sibo through dividend distribution without restrictions on the amount of the funds under the condition that dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Additionally, no tax is payable in Hong Kong in respect of dividends paid by companies in Hong Kong. Currently, there are no restrictions on foreign exchange, nor limitations on the ability of Sibo to transfer cash to or from the Subsidiaries or to investors under Hong Kong law. However, if certain PRC laws and regulations that impose restrictions on foreign exchange or limit Sibo’s ability to transfer cash, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our subsidiaries in Hong Kong, to the extent our cash or assets are in Hong Kong, or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the Subsidiaries’ ability to transfer funds or assets by the PRC government.

We cannot assure you that the PRC government will not intervene or impose restrictions on Sibo or its Subsidiaries regarding the transfer or distribution of cash within the organization or to U.S. investors, which could result in an inability of or prohibition on the Subsidiaries from making transfers or distributions to Sibo or U.S. investors. Any limitation on the ability of the Subsidiaries to transfer funds, pay dividends or make other distributions to Sibo could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

See “Dividend Policy” and “Risk Factors — RISKS RELATED TO DOING BUSINESS IN JURISDICTIONS WE OPERATE – Sibo relies on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements Sibo may have, and any limitation on the ability of its subsidiary to make payments to Sibo could have a material adverse effect on our ability to conduct our business.”

Recent Regulatory Developments in China

We are a holding company incorporated in the Cayman Islands, with all the operations conducted by our HK Subsidiary. We never adopt, nor in the future intend to adopt, a VIE structure.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on June 10, 2021, the Standing Committee of the National People’s Congress (“SCNPC”) enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued opinions to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, in order to enhance supervision over Mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. These opinions proposed to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On August 20, 2021, the SCNPC adopted the “Personal Information Protection Law of the People’s Republic of China” (the “PRC PIPL”), which became effective on November 1, 2021. The PRC PIPL applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”) and five supporting guidelines (collectively, the “New Overseas Listing Rules”), which became effective on March 31, 2023. Pursuant to the New Overseas Listing Rules, domestic enterprises are required to fulfil the CSRC filing procedures in the following two situations: (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; (ii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. In addition, if the issuer meets both of the following conditions, the overseas securities offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by Mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in Mainland China, or its main place(s) of business are located in Mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in Mainland China. The determination will be based on the “substance over form” principle, requiring underwriters and law firms to conduct comprehensive verification and identification to determine whether the issuer falls into the above situations that require the CSRC filing. If so, when an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted overseas.

On December 28, 2021, the CAC and other authorities of Mainland China promulgated the Cybersecurity Review Measures (the “CRM”), which took effect on February 15, 2022. Pursuant to the CRM, the purchase of network products and services by critical information infrastructure operator (the “CIIO”) and the data processing activities carried out by online platform operators, which affect or may affect national security, shall be subject to cybersecurity review. In addition, to go public abroad, an online platform operator who possesses the personal information of more than 1 million users shall declare to the Office of Cybersecurity Review for cybersecurity review.

Given that (i) more than 50% of our operating revenue, total profit, total assets and net assets as documented in the Company’s audited consolidated financial statements for the most recent fiscal year are accounted for by our Subsidiaries located outside the Mainland China; (ii) our main business activities are not conducted in Mainland China, and our principal place of business is located outside Mainland China; (iii) all the senior management in charge of our business operations are citizens or residents of Hong Kong; (iv) our Subsidiaries do not access or collect personal data during their conduct of business; (v) we did not possess any personal information of individual customers or users of Mainland China, and we do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC;(vi) our Subsidiaries are not CIIO and we do not hold critical information infrastructure;(vii) pursuant to the Hong Kong Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Hong Kong Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), as advised by our PRC counsel, AllBright Law Offices (Fuzhou), we do not currently expect the CRM, the PRC Personal Information Protection Law, the PRC Data Security Law, and the New Overseas Listing Rules to have an impact on our business, operations, or this offering.

Nevertheless, the legal and operational risks associated with operations in China may apply to our operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to us in the future. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the business operations of our Subsidiaries, their abilities to accept foreign investments and the listing of the Class A Ordinary Shares on a U.S. or other foreign exchanges.

See “Risk Factors — RISKS RELATED TO DOING BUSINESS IN JURISDICTIONS WE OPERATE — We may become subject to a variety of PRC laws and other obligations regarding cyber security and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations.” on page 34.

Permission Required from Hong Kong Authorities

We have been advised by Bird & Bird, our Hong Kong counsel, that based on their understanding of the current applicable Hong Kong laws, as of the date of this prospectus, Sibo is not required to obtain permissions or approvals from Hong Kong authority for the proposed listing in the U.S. or to issue its Class A Ordinary Shares to foreign investors.

As of the date of this prospectus, our Subsidiaries have received from Hong Kong authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them in Hong Kong, and no permission or approval has been denied. The following table summarizes the licenses, permissions or approval certificates held by our Subsidiaries.

Company	License/Permit	Issuing Authority	Effective Date	Expiration Date	Licensing Conditions
The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

StormHarbour Securities (Hong Kong) Limited	Type 1: Dealing in Securities	Hong Kong SAR	March 18, 2010	No expiration date	The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

StormHarbour Securities (Hong Kong) Limited	Type 4: Advising on Securities	Hong Kong SAR	March 18, 2010	No expiration date	The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

StormHarbour Securities (Hong Kong) Limited	Type 6: Advising on Corporate Finance	Hong Kong SAR	March 18, 2010	No expiration date

The licensee shall not advise on matters/transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Repurchases issued by the Commission.

The licensee shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities.

The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

StormHarbour Securities (Hong Kong) Limited	Type 9: Asset Management	Hong Kong SAR	June 23, 2016	No expiration date	The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

StormHarbour Securities (Hong Kong) Limited	Business Registration Certificate	Hong Kong SAR	October 22, 2024	October 21, 2025	N/A

We have also been advised by AllBright Law Offices (Fuzhou), our PRC counsel, that uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, our operations in Hong Kong and our ability to offer or continue to offer securities to investors could significantly be limited or completely hindered, and the value of such securities could significantly decline or be worthless. In addition, if we do not receive or maintain our existing licenses, or we inadvertently conclude that governmental approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future and we fail to obtain such approval on a timely basis, we may be subject to governmental investigations, fines, penalties, orders to suspend operations and rectify any non-compliance, or prohibitions from conducting certain business or any financing, which could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause our securities to significantly decline in value or become worthless.

Recent PCAOB Developments

After completion of this offering, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditors fully for two consecutive years. Pursuant to the HFCA Act enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 23, 2022, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections on its audit works to assess its compliance with the applicable professional standards. AOGB CPA Limited, headquartered in Hong Kong, is currently subject to PCAOB inspections and PCAOB is able to inspect AOGB CPA Limited in relation to our U.S. listing.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides for a framework on how the PCAOB fulfills its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed a Protocol governing inspections and investigations of accounting firms based in Mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 determination report; and (2) concluded that the PCAOB was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCA Act if needed.

For more detailed information, see “RISKS RELATED TO DOING BUSINESS IN JURISDICTIONS WE OPERATE — The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our continued listing, future offerings, business operations, share price and reputation.”

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in annual gross revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Class A Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We plan to take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implications of Being a Controlled Company

Under the Nasdaq Rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We may be deemed a controlled company because we anticipate that Ju Liu will own more than 50% of our voting power following the completion of this offering. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

●	our board of directors is not required to be comprised of a majority of independent directors;

●	our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirement that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For details, see “Risk Factor — Risks Related to This Offering and Ownership of the Class A Ordinary Shares — Upon the completion of this offering, we expect to be a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Dual Class Structure

Under the Company’s Second Amended and Restated Memorandum and Articles of Association, the authorized share capital of the Company is $50,000 divided into 2,500,000,000 shares of par value of $0.00002 each, comprising of (i) 2,494,100,000 Class A Ordinary Shares of a nominal or par value of $0.00002 each, and (ii) 5,900,000 Class B Ordinary Shares of a nominal or par value of $0.00002 each. Class A Ordinary Shares are entitled to one (1) vote per share. Class B Ordinary Shares are entitled to fifteen (15) votes per share. Class B Ordinary Shares are convertible at the option of the holder into Class A Ordinary Shares on a 1:1 basis; however, Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Other than voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares had the same rights and preferences and rank equally.

In this offering, we are offering Class A Ordinary Shares. Ju Liu, our Chairman, beneficially owns 3,900,000 Class B Ordinary Shares, which are entitled to fifteen (15) votes per Class B Ordinary Share. Prior to the commencement of this offering, there will be 6,150,000 Class A Ordinary Shares outstanding which are entitled to one (1) vote per Class A Ordinary Share; and 5,900,000 Class B Ordinary Shares outstanding which are entitled to fifteen (15) votes per Class B Ordinary Share. As a result, Ju Liu controls approximately 61.81% of the voting power before this offering. Following this offering, taking into consideration the Class A Ordinary Shares expected to be offered hereby, Ju Liu will retain controlling voting power in the Company based on having approximately [ ]% (or approximately [ ]% if the underwriters exercise the over-allotment option in full) of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

As a result of our dual class share structure and the concentration of ownership, our controlling shareholder will have considerable influence over matters such as decisions regarding changes of directors, mergers, change of control transactions and other significant corporate actions, including changes to our memorandum and articles of association. Our controlling shareholder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of the Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial. In addition, any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares.

Corporate Information

Our principal executive offices are located at Suite 3210, 32/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Sibo’s registered office is currently located at the office of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, which may be changed from time to time at the discretion of directors.

Sibo’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd St., 18th Floor, New York, NY 10168.

Our website can be found at https://stormharbour.com.hk/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the Class A Ordinary Shares.

The Offering

Shares offered	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriters exercise the over-allotment option in full).

Offering price	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per share.

Ordinary Shares outstanding before this offering	6,150,000 Class A Ordinary Shares and 5,900,000 Class B Ordinary Shares. Class A Ordinary Shares are entitled to one (1) vote per share. Class B Ordinary Shares are entitled to fifteen (15) votes per share. Class B Ordinary Shares are convertible at the option of the holder into Class A Ordinary Shares on a 1:1 basis; however, Class A Ordinary Shares are not convertible into Class B Ordinary Shares. See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after this offering	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriters exercise the over-allotment option in full) and 5,900,000 Class B Ordinary Shares.

Over-allotment option	We have granted to the underwriters a 45-day option to purchase up to an additional 15% of the Class A Ordinary Shares sold in the offering (up to [ ] additional shares) at the initial public offering price, less the underwriting discounts and commissions.

Use of proceeds

We expect to receive net proceeds of approximately $[    ] million from this offering, assuming an initial public offering price of $[    ] per Class A Ordinary Share, being the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and no exercise of the underwriters’ over-allotment option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for expanding our asset management business, funding our brand promotion, general corporate purposes including working capital, and repaying a loan from a related party. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in the Class A Ordinary Shares involves risks and purchasers of the Class A Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.

Lock-up	We, all of our directors, officers, and principal shareholders (holders of more than 5% of our outstanding shares) have agreed with the underwriters, subject to certain exceptions, not to offer, issue, sell, transfer, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, directly or indirectly, shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company for a period of six (6) months after the Offering is completed. See “Underwriting.”

Transfer agent	[ ]

Proposed trading market and symbol	We have applied to list the Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “SIBO.”

Summary Consolidated Financial Information

The following summary historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of December 31, 2024 and 2023 and for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

	For the years ended December 31,
	2024	2023
	$’000	$’000
Statements of Operations Data
Revenues	6,899	2,757
Commission and service fee	(3,849)	(1,717)
Interest expenses	(101)	(38)
General and administrative expenses	(1,687)	(1,687)
Other income	40	14
Income (loss) before income tax expense	1,302	(671)
Income tax expense	-	-
Net income (loss)	1,302	(671)

	As of December 31,
	2024	2023
	$’000	$’000
Balance Sheet Data
Cash and cash equivalent	1,814	1,006
Current assets	4,600	1,452
Total assets	5,819	1,843
Current liabilities	3,343	4,308
Total liabilities	6,070	4,308
Total shareholders’ deficit	(251)	(2,465)
Total liabilities and shareholders’ equity	5,819	1,843

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditure;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industry; and

●	government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

RISK FACTORS

The Class A Ordinary Shares being offered under this prospectus are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested. Before purchasing any Class A Ordinary Shares, you should carefully consider the following factors relating to the Company’s business and other information included elsewhere in this prospectus. You should pay particular attention to the fact that the Company conducts substantially all of its operations outside the U.S. and is governed by legal and regulatory environments that in some respects differ significantly from the environment that may prevail in the U.S. If any of the following risks actually occurs, the Company’s business, financial condition or operating results will suffer, the trading price of the Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

We operate in a highly-regulated industry and must comply with the applicable regulatory requirements in the jurisdictions it operates. Our major regulator is the HKSFC. These regulators and self-regulatory organizations govern our business operations in a variety of ways and conduct regular examinations of our business to monitor our compliance with applicable regulations. Among other things, we are subject to regulations with regard to (i) our sales practices, including our interaction with and solicitation of clients and our marketing activities; (ii) the custody, control and safeguarding of our clients’ assets; (iii) maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiary, StormHarbour HK; (iv) submitting regular financial and other reports to regulators; (v) licensing for our operating subsidiary and our employees; and (vi) the conduct of our directors, officers, employees and affiliates. In addition, as the online brokerage service industry in Hong Kong is at a relatively early stage of development, interpretation and enforcement of the applicable regulatory regime are subject to significant uncertainties, which may result in difficulties in determining whether our existing practices violate any applicable laws and regulations.

Compliance with these regulations is complicated, time consuming and expensive. Our ability to comply with all applicable laws and regulations is largely dependent on our internal compliance system, as well as our ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, we cannot assure you that we are able to prevent all possible violations. Non-compliance with applicable laws or regulations could result in sanctions being levied against us, including the imposition of fines or penalties, censures, restrictions on certain business activities, suspension or expulsion from a jurisdiction or market or the revocation or limitation of licenses, which could adversely affect our reputation, prospects, revenues and earnings. Furthermore, any future change in the regulatory, legal and industry environment for the securities brokerage, investment advisory, corporate finance and asset management may have a significant impact on our business.

In addition, we are subject to regular investigations, inquiries and inspections from the relevant regulatory bodies. For example, from time to time, our HKSFC-licensed subsidiary may be subject to or required to assist in inquiries or investigations by regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. If any misconduct is identified as a result of inquiries, reviews, investigation or inspections, the relevant regulatory authorities may take disciplinary actions against us. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant rules and regulations following the identification of any such misconduct or material non-compliance, which may result in regulators taking additional actions against it. We have been inspected by the HKSFC in the past, specifically in 2015 and more recently in 2022, with minor deficiencies identified as to our internal control over documentations and audit trails mainly in respect of internal audit and customer due diligence, which have already been fully rectified by us in accordance with the comments from the HKSFC. In view of the corresponding rectifying measures in place and the non-recurring nature of those minor deficiencies, we are of the view that the aforesaid inspection visits and the minor deficiencies identified therefrom do not have any material impact on our operation and our continued due compliance with the relevant requirements, rules and regulations of the HKSFC. StormHarbour HK has an external audit carried out every year, and we currently do not hire an external compliance consulting company on compliance review and checking.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents.

We operate in a heavily regulated industry, which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our clients include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may in the future take the position that we are required to obtain licenses or otherwise comply with local laws and regulations in order to conduct our business with residents living in those jurisdictions. In any jurisdictions, if we fail to comply with the regulatory requirements, we may risk being disqualified for our existing businesses or being rejected for renewal of our qualifications and/or licenses upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

Specifically, we do not hold any licenses or permits from any PRC regulatory bodies for our securities brokerage business. Currently, a few of our clients are PRC residents. We believe that since the transactions are all conducted outside PRC, our current activities in China do not require a securities brokerage license, a market-making qualification or permit under existing PRC securities laws and regulations. We cannot assure you that our current operating model will not be deemed as operating securities brokerage business in China, subjecting us to further inquiries or rectifications. If certain of our activities in China were deemed by PRC regulators to be providing securities brokerage services, investment consulting services or stock options brokerage business in China, we would be required to obtain the required licenses or permits from the relevant regulatory bodies, including CSRC. The failure to obtain such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of our business relations with PRC individuals and entities, and temporary suspension or removal of our websites and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume we facilitate, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations

A few of our clients are PRC residents and they are therefore subject to the restrictions under the rules and regulations promulgated by the State Administration of Foreign Exchange (the “SAFE”), regarding the conversion of Renminbi into foreign currencies and the remittance and the use of such funds outside China. Under current PRC foreign exchange regulations, which are Administrative Measures on Individual Foreign Exchange issued in December 2006 and Implementation Regulations for the Administrative Measures on Individual Foreign Exchange issued in January 2007, each PRC citizen is permitted to convert up to an aggregate of $50,000 equivalent Renminbi each year for appropriate personal use. Such appropriate use does not include direct investment into secondary stock markets, futures, insurances, asset management products or other trading. PRC residents who intend to convert Renminbi into U.S. dollars exceeding such quota are required to go through additional application and review procedures with commercial banks designated by the SAFE. In fact, according to the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles (Hui Fa [2014] No.37), except for the red chip model (individuals in China set up SPVs abroad and return to invest) recognized by SAFE , PRC residents can only invest in overseas markets indirectly through channels such as Shanghai-Shenzhen-Hong Kong Stock Exchange, mutual recognition of funds between the Mainland and Hong Kong or purchase of QDII/RQDII products. Although we require our clients to comply with the relevant rules and regulations pursuant to the agreements we enter into with them, we cannot assure you that our clients will follow the rules and regulations or the provisions in the agreements at all times. We have not accepted any direct Renminbi deposit from mainland China since start-up and do not handle the Renminbi cross-border currency conversion for our Chinese clients through any of our accounts or entities, and we do not require our clients to submit evidence of approval or registration with respect to the foreign currency used for offshore investments. We cannot assure you that our current operating model, which includes redirecting our clients to open accounts with third party service provider, will be not deemed as assisting with the currency conversion by SAFE. In such cases, we may face regulatory warnings, correction orders, condemnation and fines, and may not be able to conduct our current business in the future. In addition, any misbehavior or violation by our clients of applicable laws and regulations could lead to regulatory inquiries, investigations or penalties that involve us.

Since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant discretion in interpreting, implementing and enforcing the foreign exchange rules and regulations, and due to many other factors that are beyond our control and ability to anticipate, we may face more severe consequences, including being asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients, remove our account opening functions, or suspend our operations pending an investigation or indefinitely. In such cases, we may face regulatory warnings, correction orders, condemnation, fines and confiscation of income, and may not be able to conduct our current business in the future. We may also be subject to regular inspections from relevant authorities from time to time. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

In addition, if the PRC government further tightens the amount of currency exchange allowed for PRC residents, increases control over the remittance of currency out of the PRC, restricts the assistance or participation of any non-resident entities in the currency conversion, or specifically prohibits any exchanges for securities-related investment purposes, trading activities of Chinese residents could be restricted, which would significantly reduce trading volume. As our revenues from brokerage commission and market making income depend heavily on the total trading volume we facilitate, the occurrence of any of the above regulatory changes would have a material and adverse impact on our business, operating and financial results.

If we were deemed to be an investment company under the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and our activities may be restricted, which could adversely affect the price of the Class A Ordinary Shares and our business.

An entity will generally be deemed an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe we are not an “investment company” and do not intend to become registered as an “investment company” within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities. As of December 31, 2024, StormHarbour Securities (Hong Kong) Limited operates through two business segments: (i) Capital Markets, providing advisory and execution services in private debt and equity markets, including debt capital markets advisory and corporate finance execution across sectors like Financial Institutions, Infrastructure, and Real Estate; and (ii) Asset Management, offering investment services such as portfolio management, risk management, and fund management, with products including an 1.5C ESG Focused Hedge Fund and private oil and gas fund. In addition, as of December 31, 2024, the Company does not own any securities as defined as “investment securities” under Section 3(a)(2) of the 1940 Act. Because neither Sibo nor StormHarbour HK owns securities of other companies, they will not receive any dividend or interest income, nor will they recognize gains or losses from sales of securities and there is no expectation that these circumstances will change in the foreseeable future. We intend to continue to conduct our operations so that we will not be deemed an investment company.

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the 1940 Act. If we were to become subject to the 1940 Act, any violation of the 1940 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the 1940 Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the 1940 Act. Finally, failure to avoid being deemed an investment company under the 1940 Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from The Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of the Class A Ordinary Shares.

An evolving regulatory environment could have an adverse effect on our growth, reputation or business.

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the 1940 Act. If we were to become subject to the 1940 Act, any violation of the 1940 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the 1940 Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the 1940 Act. Finally, failure to avoid being deemed an investment company under the 1940 Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would have a material adverse effect on the liquidity and value of the Class A Ordinary Shares.

Certain customers contributed to a significant percentage of our total revenue during the fiscal years ended December 31, 2024 and 2023, and losing one or more of them could result in a material adverse impact on our financial performance and business prospects.

During the fiscal year ended December 31, 2023, Fortune Hill Development Limited, South Hill (HK) Ltd, and RLC (TIN HAU) LIMITED. collectively contributed the most significant portion of revenue to StormHarbour HK, accounting for more than 5% of total revenues. Specifically, these three customers represented 96% of the Company’s total revenues. Both Fortune Hill Development Limited and South Hill (HK) Ltd. are owned by Ho Shung Pun and were involved in the same transactions. Ho Shung Pun is a client of us with several continuous projects during the two years period ended December 31, 2024. He is not a related party to us.

For the fiscal year ended December 31, 2024, we had four customers, each of whom contributed more than 5% of the Company’s total revenues. These customers accounted for 57%, 20%, 11%, and 6% of the Company’s total revenues, respectively.

There are a number of factors, including our performance, that could cause the loss of, or decrease in the volume of business from, a customer. Even though we have a strong record of performance, we cannot assure you that we will continue to maintain the business cooperation with these customers at the same level, or at all. The loss of business from one or more of these significant customers, especially our top customer, could materially and adversely affect our revenue and profit. Furthermore, if any customer terminates its relationship with us, we cannot assure you that we will be able to secure an alternative arrangement with comparable clients in a timely manner, or at all.

We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

Our ability to retain existing clients is dependent upon multiple factors, some of which are beyond our control. Our clients may not continue to place trading orders or increase the level of their trading activities if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices and provide a satisfactory experience will cause our clients to lose confidence in us. Even if we are able to provide high-quality and satisfactory services in a timely manner and at favorable pricing terms, we cannot assure you that we will be able to retain existing clients, encourage repeat and increase trading transactions, in part due to reasons beyond our control, such as the personal financial situation of our clients or the deterioration of capital markets generally. We have taken efforts in attracting new clients and expanding our brand influence, and we plan to continue doing so. However, these efforts may not be cost effective and we cannot assure you that we will be able to grow our client base as we expect, which may in turn materially and adversely affect our business operations and prospects.

Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

A significant portion of our revenue comes from commissions charged to clients for our capital markets business. Revenues generated from commission charged in our capital markets business amounted to approximately $6.9 million, or 100.0% of our total revenue and $2.7 million, or 96.4% of our total revenue for the fiscal years ended December 31, 2024 and 2023, respectively.

In terms of online trading commission fees, our fees are less competitive compared to those of larger online securities companies with a larger client base, such as Futu Securities.

We cannot guarantee the profitability of our clients’ investments or ensure that our clients will make rational investment judgements.

The performance of our clients’ investments is influenced by factors beyond our control, including economic and political conditions, broader market trends, fluctuations in the volume of securities and futures transactions, changes in the markets where such transactions occur, and evolving industry practices related to transaction processing.

Clients experiencing unfavorable investment outcomes, financial losses, or liquidity challenges may attribute their losses to us, which could impact our client relationships and business operations. Some clients who incur substantial losses may seek to recover damages from us or initiate legal proceedings. Allegations against us—whether substantiated or not—may harm our reputation and client confidence.

If we become the subject of adverse claims or lawsuits, even if unfounded, we may be required to allocate significant resources to respond, potentially diverting management’s focus from core business activities. Furthermore, if any legal proceedings result in an unfavorable outcome, we could be required to pay substantial damages or compensation, which may materially impact our financial condition and operational results.

Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

Our regulated operating subsidiary, StormHarbour HK, is subject to various regulatory capital requirements, including minimum capital requirements and buffers established by competent authorities in their respective jurisdiction. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business and financial position. Under the Securities and Futures (Financial Resources) Rules (Cap. 571N of the laws of Hong Kong) imposed by the HKSFC, StormHarbour HK is required to maintain a minimum paid-up share capital of HK$5 million and a minimum liquid capital of HK$3 million at all times.

As of the date of this prospectus, StormHarbour HK has confirmed that it is in compliance with these regulatory capital requirements. However, if StormHarbour HK fails to remain well-capitalized for regulatory purposes, the HKSFC may take actions against it and its business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

Our risk management policies and procedures may not be adequate and effective, which may expose us to unidentified or unexpected risks.

Our business activities expose us to various risks, including regulatory environment risk, market condition risk, credit risk, liquidity risk, capital adequacy risk and operational risk. We are dependent on our risk management policies and procedures and adherence to our Internal Control and Compliance Manual as well as the latest regulatory policies and procedures by our staff to manage the risks inherent in our business. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks. Some of our methods for managing risks are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur losses or cause our risk management strategies to be ineffective.

In addition, we may fail to update our risk management system as needed or as fast as the industry evolves, which may weaken our ability to identify, monitor and control new risks. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. These may adversely affect our results of operations and financial conditions.

Fluctuations in exchange rates could have a material adverse effect on our results of operations.

The functional currency for StormHarbour HK, our Hong Kong operating subsidiary, is Hong Kong dollars. However, the financial statements we provided to you and filed with the SEC are presented in U.S. dollars. Our assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Any such translation may result in gains or losses, which are recorded under other comprehensive income (loss) in the financial statements. Changes in the exchange rates between the Hong Kong dollars or other currencies to the U.S. dollars could have a material effect on our results of operations. The value of Hong Kong dollars against U.S. dollars and other currencies is affected by a variety of factors which are beyond our control, including, among other things, changes in Hong Kong’s or China’s political and economic conditions. In addition, the Class A Ordinary Shares offered by this prospectus are denominated in U.S. dollars, and we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to $1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Our reputation, or the reputation of our industry as a whole, may be harmed.

The reputation of our brand is critical to our business and competitiveness. If we fail, or are perceived to have failed, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. Such issues may include mishandling client complaints, potential conflicts of interest, privacy breaches, client data leak, improper sales practices, as well as failures to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce clients’ confidence in us or increase client attrition rate, which may adversely affect our reputation and business. In addition, any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of us, including our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

Negative publicity about the securities brokerage industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Moreover, negative publicity about our partners, service providers or other counterparties, such as negative publicity about their client complaints and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We had incurred net losses in the past, and we may incur losses again in the future.

We had net income of $1,302,000 in fiscal years ended December 31, 2024 and net loss $671,000 in fiscal years ended December 31, 2023, respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, we may adopt a new share incentive plan in the future, which will result in significant share-based compensation expenses to us. We generated approximately $6,899,000 and $2,757,000 of our total revenues from securities related services charged to our clients in fiscal years ended December 31, 2024 and 2023, respectively. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased client satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, changes in client usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyber-attacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

It could take an extended period of time to restore full functionality to our IT systems or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle client transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and client confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

While we devote substantial attention and resources to the reliability, capacity and scalability of our systems, extraordinary trading volume could cause our computer systems to operate at unacceptably slow speeds or even fail, affecting our ability to process client transactions and potentially resulting in some clients’ orders being executed at prices they did not anticipate. Disruptions in service and slower system response time could result in substantial losses and decreased client satisfaction. We are also dependent on the integrity and performance of securities exchanges, clearinghouses and other intermediaries to which client orders are routed for execution and clearing. System failures and constraints and transaction errors at such intermediaries could result in delays and erroneous or unanticipated execution prices, cause substantial losses for our clients and for ourselves, and subject us to claims from our clients for damages.

We currently maintain a disaster recovery and business continuity plan, which is intended to minimize service interruptions and secure data integrity, however, our plan may not work effectively during an emergency. IT system failures may lead to interruption of our operations, which in turn will prevent our clients from trading and hence significantly reduce client satisfaction and confidence in us, cause loss or reduce potential gain for our clients, or cause regulatory authorities’ investigation and penalization. Any such system failure could impair our reputation, damage our brand, subject us to claims and materially and adversely affect our business, financial condition, operating results or prospects.

We may be subject to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions on us our external service providers.

We collect, store, and process certain personal and other sensitive data from our users. The data that we have processed and stored makes us or external service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulation in numerous jurisdictions, any inability to protect confidential information of our clients could result in additional cost and liability for us, damage our reputation, inhibit the use of our system and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate or enable our business activities. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on our counterparties. Any cyber-attack, computer virus, physical or electronic break-ins or similar disruptions of such third-party service providers could, among other things, adversely affect our ability to serve our users, and could even result in the misappropriation of funds of our investors and borrowers. If that were to occur, both we and third-party service providers could be held liable to clients who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to risk relating to misappropriation of funds of our clients, which may subject us to liabilities, reduce the attractiveness of our marketplace and cause reputational harm and adversely impact our results of operations and financial condition.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

We derived a substantial portion of revenue from a small number of key clients.

We derived a substantial portion of our revenue from a small number of key clients. The Company had a concentration of revenues of 98% and 100% from the top five customers for the years ended December 31, 2024 and 2023, respectively.

For the fiscal year ended December 31, 2023, our revenue was primarily derived from capital markets and asset management service, our top five customers represented approximately 56%, 25%, 15%, 3% and 1% of the total revenue, which structured by three from capital markets services and two from asset management service. In fiscal year ended December 31, 2024, we shifted our strategy to capital markets, our top five customers represented approximately 57%, 20%, 11%, 6% and 4% of the total revenue, which structured all from capital markets services. See “Business – Customers.”

There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently through us or suspend or terminate their relationship with us, our business and results of operation will be adversely affected.

We may fail to implement new business lines, or introduce new products and services to our clients, or we may fail to successfully expand our business.

Our future success is dependent upon on our ability to implement new business lines and offer new products and services, to better respond to market changes and clients’ evolving needs. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. We may invest significant time and resources in developing and marketing new lines of business and/or new products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. In addition, new service offerings may not be accepted by the market or be as profitable as we expect. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

In addition, our strategy to expand business operation and enter into new markets may subject us to additional risks. As we enter into markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. To continue to expand our services internationally, we may have to comply with the regulatory controls of each country in which we conduct or intend to conduct business, the requirements of which may not be clearly defined. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results.

Fraud, misconduct or errors by our directors, officers, employees, agents and other third-party service providers could harm our business and reputation.

It is not always possible to identify and deter fraud, misconduct or errors by directors, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. Although we have not identified any material fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties since we commenced our current businesses in 2009, if any of these persons or entities were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

A significant decrease in our liquidity could negatively affect our business and financial management as well as reduce client confidence in us.

Maintaining adequate liquidity is crucial to our business operations. We are subject to liquidity and capital adequacy requirements in Hong Kong and Cayman Islands. We meet our liquidity needs primarily through cash generated by operating activities and capital contribution, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our clients’ confidence, which could result in the loss of client trading accounts or cause us to fail to satisfy liquidity requirements of regulatory authorities. In addition, failure to meet regulatory capital guidelines can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights.

In addition, our ability to satisfy our liquidity and capital needs may be affected by a variety of factors, some of which are beyond our control, including, macroeconomic and socio-political conditions, fluctuations in cash or deposit balances, increased capital requirements, changes in regulatory guidance or interpretations, or other regulatory changes. If cash generated by client trading activities and operating earnings is not sufficient for our liquidity needs, we may be forced to seek external financing. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. Financing may not be available on acceptable terms, or at all, due to market conditions or disruptions in the credit markets. If we experience any significant decrease in our liquidity, our business, financial condition and results of operations could be adversely impacted.

We may not succeed in promoting and sustaining our brand.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients to us. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new investors and borrowers in a cost-effective manner or convert potential investors and borrowers into active investors and borrowers on our marketplace.

Also, given the continued use of the StormHarbour brand, StormHarbour HK remains exposed to reputational risks associated with its former parent entity, StormHarbour Group. Any negative developments involving StormHarbour Group or its other offices could impact StormHarbour HK’s brand image due to name similarity, despite StormHarbour HK’s independent operations.

Our efforts to build our brand may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.

We collect and verify information from counterparties during onboarding and registration processes. We screen this information against public databases and collaborate with external KYC and anti-money laundering (AML) vendors to verify identities and assess potential risks. While we require counterparties to provide documentation to verify their identity and address during registration and to update such information periodically, we cannot guarantee that all information provided remains accurate, current, or complete beyond reasonable efforts. For example, to mitigate risks associated with complex U.S. laws and regulations, we do not engage with U.S. citizens or residents. We require individuals to submit passports or identity cards, along with a self-declaration regarding their foreign status, and our licensed personnel review applications and resolve KYC-related issues before approval. However, if an individual presents only a PRC identity card—typically valid for 10 years or more—and misrepresents that they do not also hold a U.S. passport or permanent resident card, we may be unable to detect such misinformation. Additionally, a counterparty who was not a U.S. citizen or resident at the time of registration may later acquire U.S. citizenship or residency without notifying us, leading to inaccuracies in our records. Despite our efforts to exclude individuals in jurisdictions where we lack the necessary licenses or permits—such as the United States—our inadvertent provision of products or services to such individuals could result in violations of applicable laws and regulations, of which we may remain unaware until alerted by regulatory authorities. These violations could expose us to legal or regulatory sanctions, fines, financial losses, or reputational harm. In particular, following the completion of this offering, our increasing visibility in the United States and globally may make it more challenging to effectively screen and exclude individuals from jurisdictions where we are not authorized to operate, including the United States. If individuals from such jurisdictions were to register and engage with our services, we may face scrutiny from U.S. regulatory agencies and could be required to comply with U.S. laws and regulations, including obtaining relevant licenses and permits. We do not currently intend to apply for such licenses or permits in the United States, and if we choose to do so in the future, there is no assurance that we would successfully obtain them in a timely manner or at all. Failure to comply with U.S. regulations, whether intentional or inadvertent, could result in disciplinary actions, regulatory penalties, or other legal consequences, all of which could materially and adversely affect our business, financial condition, and results of operations.

In addition, although we have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, we mainly rely on our continuing KYC procedures to ensure our compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although we have trainings for our employees in all of our departments, our KYC system and procedures cannot be foolproof. Any potential flaw in our KYC system or any misconduct in the KYC procedures by any of our employees may lead to our failure of compliance with such relevant laws and regulations, which will further subject us to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation.

Our clients may engage in fraudulent or illegal activities, which could expose us to regulatory and reputational risks.

We have implemented stringent internal control policies, insider trading, anti-money laundering, and other anti-fraud rules and mechanisms. For example, we cooperated with third party search system service provider to check if our clients are politically exposed persons or on certain sanction lists (including but not limited to the lists of money laundering, terrorist financing or other crimes). Nevertheless, we remain subject to the risk of fraudulent or illegal activities associated with our clients, funding and other business partners, and third parties handling client information. Our resources, technologies, and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities.

Any misbehavior of or violation by our clients of applicable laws and regulations could lead to regulatory inquiries and investigations that involve it, which may affect our business operation and prospects. We might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities, for example, money laundering, insider trading and securities fraud, could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional regulatory and litigation expenses and costs. Although our client agreements require clients to acknowledge that they will observe all insider trading, money laundering and securities fraud laws and regulations in applicable jurisdictions and to assume liabilities for all restrictions, penalties and other responsibilities arising from conducts suspected to constitute insider trading, money laundering and/or, securities fraud, we cannot verify whether every transaction conducted by our clients is in compliance with such laws and regulations because our clients may circumvent our due diligence measures to commit insider trading and/or money laundering. Significant increases in fraudulent or illegal activities could negatively impact our brand and reputation, reduce the trading volume we facilitate and therefore harm our operating and financial results.

In addition, we could also suffer serious harm to our reputation, financial condition, client relationships and even be subject to regulatory sanctions and significant legal liability, if any of our employees engage in illegal or suspicious activities or other misconduct. See “Fraud, misconduct or errors by our directors, officers, employees, agents and other third-party service providers could harm our business and reputation.” Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Our businesses depend on our key management and professional staff, and our business may suffer if we are unable to recruit and retain them.

StormHarbour HK’s business operations depend on the continued services of our senior management. We have entered into employment agreements with all of our executive officers. These employment agreements include standard non-competition and non-solicitation provisions. Each executive officer also represented to us that they were not under any conflicting employment or non-competition obligations at the time of entering into such agreements. While we provide a variety of attractive incentives to our management, we cannot assure you that we can continue to retain his services. We cannot assure you that our existing senior management members will not terminate his employment with us in the future. In addition, we do not have any key man insurance for our executive officers or key employees. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, there is no assurance that any member of our management team will not join one of our competitors or form a competing business. Although the employment agreements with our executive officers contain post-termination restrictions, we cannot guarantee that such restrictions will be enforceable in all circumstances under Hong Kong law, or that our former officers will not join a competitor or start a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in Hong Kong or we may be unable to enforce them at all.

If one or more of the regulated activities of our operating subsidiary does not have sufficient responsible officers or principals, our operating subsidiary could be in breach of the relevant licensing requirements which could adversely affect our licensing status which may jeopardize our business operation.

Under the licensing requirements of the Section 132 of Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”), our licensed corporation, which is also our operating subsidiary, StormHarbour HK, must have at all times at least two responsible officers to directly supervise the business of each of our regulated activities. At the date of the prospectus, StormHarbour HK has three Responsible Officers for Type 1 (dealing in securities), five Responsible Officers for Type 4 (advising on securities), two Responsible Officers for Type 6 (advising on corporate finance) and four Responsible Officers for Type 9 (Asset Management) regulated activities under the SFO. In addition, to act as a sponsor and compliance adviser, StormHarbour HK must ensure that there are sufficient principals engaged in a full time capacity to oversee and supervise our transaction teams with at least two principals engaged in a transaction team at all times. Without an adequate number of principals, we cannot accept new engagements and may not be permitted to carry on our current roles as sponsor and compliance adviser.

In the event such number of our Responsible Officers resign, become disqualified or otherwise ineligible to continue their role as Responsible Officer, and at the same time the void created as a result thereof is without immediate and adequate replacement, this may result in a situation where one or more of the two regulated activities of StormHarbour HK have fewer than two Responsible Officers. In this case, we will be exposed to operational disruption, and thus may result in a breach of the relevant licensing requirement, which may subsequently result in the suspension of our HKSFC licenses and jeopardize our business operations and financial performance.

Pledging of our subsidiary’s shares as collateral could adversely affect our business, financial condition, and the value of our shares.

We have pledged all of the shares of Buckwheat Investments, our wholly owned subsidiary, as collateral in connection with a HK$7.0 million facility agreement with Good Pride Limited. On October 26, 2023, a loan of HK$3,500,000 (equivalent to approximately $447,000) was drawn down by the Company, carrying interest at 1.25% per month and will mature on October 25, 2024. Subsequent to the reporting date, the loan maturity date was extended to April 25, 2025. Later, the loan maturity date was extended to October 25, 2025, with the interest rate applicable to the extended loan period being 15% per annum. As of the date of this prospectus, the outstanding loan principal is HK$3,500,000, and the interest of HK$262,500 accrued for the extension period has been fully settled. Buckwheat Investments is the sole shareholder of StormHarbour HK, which is the only operating entity of our group. As a result, any enforcement of the pledge could have a material adverse effect on our business and financial condition.

If we default on our obligations under this facility agreement, the lender may foreclose on the pledged shares of Buckwheat Investments, resulting in a loss of our ownership and control over StormHarbour HK. Because StormHarbour HK is the only operating entity in our corporate structure, such a foreclosure would effectively strip us of our primary business operations, revenue-generating activities, and key assets.

Additionally, the existence of this pledge may negatively impact our ability to secure additional financing, as potential investors and lenders may view the encumbrance on our principal subsidiary as a risk. If we are unable to meet our debt obligations or refinance the facility on favorable terms, our liquidity and ability to continue operations could be materially affected. The potential or actual loss of control over StormHarbour HK may also negatively impact our stock price and investor confidence.

We may use a significant portion of the offering proceeds to repay a related party loan, which may not enhance our business operations or shareholder value.

While our management will have broad discretion in the way that we use the net proceeds of this offering, we currently intend to use approximately 22% of the net proceeds from this offering to repay a loan from a related party. Although this repayment may reduce our outstanding liabilities and improve our balance sheet in the short term, it does not directly contribute to revenue-generating activities or operational expansion. As such, investors may view this use of proceeds as offering limited long-term value.

The repayment of related party loans may also raise concerns regarding conflicts of interest and corporate governance. This could lead to negative perceptions in the market, damage our reputation, and adversely impact investor confidence.

Moreover, allocating a substantial portion of the offering proceeds to debt repayment limits our flexibility to invest in strategic initiatives such as expanding our asset management platform, funding brand promotion, or developing new business lines. If we are unable to generate sufficient returns from the remaining proceeds, we may need to seek additional financing sooner than anticipated, which could result in dilution to existing shareholders or increased leverage.

Sibo relies on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements Sibo may have, and any limitation on the ability of its subsidiary to make payments to Sibo could have a material adverse effect on our ability to conduct our business.

Sibo is a holding company, and it relies on dividends and other distributions on equity paid by its subsidiary for Sibo’s cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. While we do not expect to pay cash dividends in the foreseeable future, if our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Sibo.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if our Hong Kong subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends.

Any lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of the Class A Ordinary Shares.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of Nasdaq. Section 404 of the Sarbanes-Oxley Act, or Section404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Related to Doing Business in Jurisdictions We Operate

Substantially all our operations are in Hong Kong and as a result, we are subject to significant regulatory, liquidity, and enforcement risks associated with operations in China, including the risk that changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. Due to the long arm provisions under the current Mainland China laws and regulations, the Chinese government may exercise significant oversight and exert more control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to overseas investors or obtain foreign investment in us and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

Sibo is a holding company and we conduct our operation through our operating subsidiary StormHarbour HK in Hong Kong. StormHarbour HK’s operations are primarily located in Hong Kong. Hong Kong is a Special Administrative Region of the PRC. The laws previously enacted in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

As at the date of this prospectus, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current Mainland China laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The Chinese government may intervene in or influence our operations at any time, with or without notice. Such intervention could take the form of direct action against us or the implementation of new laws or policies that impact our ability to operate, and may result in a material change in our operations, including disruptions to our business activities, restructuring of our corporate organization, or limitations on our commercial practices. These actions could also adversely affect the value of our Class A Ordinary Shares, by reducing investor confidence, impairing our financial performance, or imposing restrictions on shareholder rights. The PRC government may also exert significant oversight and discretion over the conduct of our business, including decisions relating to our corporate governance, financial and operational strategies, and cross-border transactions. Such intervention may arise through regulatory investigations, administrative actions, enforcement of new laws or policies, or informal directives that compel compliance. Also, changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

If the PRC government exercises such intervention or control, it could result in a material change in our operations, including interruptions in our business activities, modifications to our corporate structure, or increased operational costs to comply with new legal requirements. Such intervention could also adversely affect our financial position by restricting capital flows, limiting our access to financing, or requiring us to incur significant expenses in response to new compliance obligations. In addition, the perceived risk of governmental influence may negatively impact investor sentiment and reduce the market value of our Class A Ordinary Shares.

In addition, the PRC government has recently promulgated a series of laws, regulations, and policy statements designed to exert greater oversight and control over securities offerings conducted overseas and foreign investment in China-based issuers. Any such action may also hinder our ability to continue to offer securities to investors, including by delaying or preventing future offerings, increasing regulatory scrutiny or conditions imposed on such offerings, or triggering enforcement actions. Moreover, such government intervention may materially limit the rights of our shareholders, including their ability to receive dividends, vote on significant corporate matters, or transfer shares freely. As a result, the value of our Class A Ordinary Shares could experience a substantial decline or become entirely worthless. See “Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Such actions by the Chinese government could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares to investors, and cause the value of the Class A Ordinary Shares to significantly decline or become worthless” for more information.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiary.

On March 31, 2020, the SCNPC adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022.

In July 2021, President Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If we and our subsidiary are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

A downturn in the Hong Kong, China or the global economy, and changes in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Some international observers, human rights organizations, governments have expressed doubts about the future of the relative autonomy enjoyed by Hong Kong and the PRC’s pledge to the “one country, two systems” political arrangement in Hong Kong. For example, in March 2024, the Hong Kong government passed domestic security legislation under Article 23 of the Basic Law. This law prohibits seven types of offenses, including treason, espionage, and theft of state secrets. The passage of this law has been viewed by international observers, human rights organizations, and some governments as potentially undermining the autonomy of Hong Kong. It is difficult for us to predict the degree of the adverse impact that Article 23 will have on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development, including the Hong Kong National Security Law enacted by the SCNPC in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. In addition, the U.S. has imposed or proposed the imposition of new tariffs on products imported into the U.S. from a number of countries, such as Mainland China and Canada, and may propose additional tariffs or increases to those already in place. While our business is not directly impacted by such tariffs as our business does not involve the sale or purchase of physical products across borders, if we plan to expand internationally in the future, any unfavorable government policies relating to international business activities—such as capital controls, restrictions on foreign investment, or sanctions—could affect the demand for our services, limit our access to certain markets, or negatively impact our competitive position.

These and other recent actions may represent an escalation in political and trade tensions involving the United States, Mainland China, and Hong Kong, which could potentially harm our business. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of the Class A Ordinary Shares could be adversely affected.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China and Hong Kong. These developments could add uncertainties to our continued listing, future offerings, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting the continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in HK SAR. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including HK SAR, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in HK SAR and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act and it was signed into law on December 18, 2020.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on The Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before the Class A Ordinary Shares may be prohibited from trading or delisted. In December 2022, an omnibus spending bill was signed into law, which included the enactment of provisions under the AHFCAA to accelerate the timeline for implementation of trading prohibitions under the HFCA Act from three consecutive years to two consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. Accordingly, if we are determined by the SEC to be a Commission-Identified Issuer, we will incur additional costs in complying with the submission and disclosure requirements in the annual report for each year in which we are identified. In the event that we are deemed to have had two consecutive “non-inspection” years by the SEC, our securities will be prohibited from trading on any national securities exchange or over-the-counter markets in the United States.

 On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Our current registered public accounting firm, AOGB CPA Limited is headquartered in Hong Kong. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Class A Ordinary Shares after this offering would force holders of the Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of the Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

PRC regulations relating to offshore investment activities by PRC residents may subject us or our PRC resident beneficial owners to liability or penalties, limit our ability to conduct business in the PRC or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to beneficial owners of the Ordinary Shares who are PRC residents. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

The PRC legal system is still evolving and embodies uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations with little advance notice in China could adversely affect us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules, and many have retroactive effects. Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. We may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could adversely affect our business that relates to China or PRC citizens.

The policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

The SFO requires a person (including a corporation) to apply for prior approval from the HKSFC to become a substantial or continue to be shareholder of a HKSFC-licensed company in Hong Kong. Under the SFO, a person is regarded as a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in share in the licensed company the aggregate number of which shares is equal to more than 10% of the total number of issued shares of the licensed company, or is entitled to, either directly or indirectly, exercise or control the exercise of the voting power of more than 10% of the voting power at general meetings of the licensed company, or hold shares in any other corporation which entitles the person, either alone or with any of his associates and either directly or indirectly, exercises or control the exercise of 35% or more of the voting power at the general meetings of the other corporation, of or a further corporation, that controls either alone or with any of its associates and either directly or indirectly, more than 10% of the voting power at general meetings of the licensed company. Further, all potential parties who will be new substantial shareholder(s) of our HKSFC-licensed subsidiary, StormHarbour HK, is required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of StormHarbour HK, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of the Class A Ordinary Shares upon the consummation of a future proposed business combination.

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Such actions by the Chinese government could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares to investors, and cause the value of the Class A Ordinary Shares to significantly decline or become worthless.

The PRC government has recently promulgated a series of laws, regulations, and policy statements designed to exert greater oversight and control over securities offerings conducted overseas and foreign investment in China-based issuers.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 17, 2023, with the approval of the State Council, the CSRC issued the New Overseas Listing Rules, which will become effective on March 31, 2023. According to the New Overseas Listing Rules, domestic enterprises are required to file with CSRC by submitting filing reports, legal opinions and other relevant materials in the following two situations: (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. In addition, if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the revenues, profits, total assets or net assets of the domestic operating entity in the most recent fiscal year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or mainland China residents. The determination will be based on the “substance over form” principle, requiring securities companies and law firms to conduct comprehensive verification and identification to determine whether the filing documents fail to prove whether the enterprise falls into the above situations that require the filing. When an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted overseas.

The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. As a result, we may become subject to additional approvals, regulatory filings, or other compliance requirements that we cannot anticipate or satisfy in a timely manner, or at all. Any increased control or oversight by the PRC government could result in a material change in our operations, including disruptions to our business model, limitations on our ability to transfer funds, or heightened regulatory scrutiny across our business lines. Any actions by the PRC government to exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, delay or prevent us from completing this offering or future offerings, and/or materially reduce the value of our Class A Ordinary Shares. These actions may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

We may become subject to a variety of PRC laws and other obligations regarding cyber security and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations.

We do not currently expect a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection to have an impact on our business, operations or this offering. However, these laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the SCNPC enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised CRM, which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. The revised CRM provides that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As these regulations are subject to continued implementation and interpretation, we cannot assure you that we will not be subject to additional or heightened review, or that any cybersecurity review process we may be required to undertake will be completed in a timely manner or at all. If we are unable to comply with evolving PRC data protection or cybersecurity requirements, we could face regulatory investigation, suspension of our services, fines, or other penalties, any of which could materially and adversely affect our business and prospects.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for our and our Subsidiaries’ operations Hong Kong, because all of our operations take place in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO” or the “Personal Data (Privacy) Ordinance”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP” or the “Data Protection Principles”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this Offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Given that (1) our operating subsidiary is incorporated and located in Hong Kong and StormHarbour HK does not control more than one million users’ personal information; (2) we have no subsidiary, VIE structure, nor any direct operations in the PRC; (3) the primary focus of our business operations is located outside mainland China and our senior management personnel, who are responsible for the daily operation and management, are Hong Kong citizens and do not reside in mainland China; (4) only a small portion of the risk factors that we disclose in this prospectus are relevant within mainland China and (5) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), as advised by our PRC legal counsel, Allbright Law Offices (Fuzhou), we believe that the New Overseas Listing Rules currently may not apply to us, but the revised CRM and the PRC PIPL have specific provisions for us in terms of business conducted with PRC citizens, so we cannot assure that the revised CRM and the PRC PIPL will not apply to us in the future. In addition, (i) we possess minimum amount of personal information to achieve the purpose of processing in our business operations with minimal impact on the rights and interests of individuals; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. We also plan to employ proprietary algorithms to analyze user engagement and behavioral patterns to better understand client needs and tailor our services accordingly. These algorithms enable us to detect anomalies, streamline internal workflows, and enhance overall service efficiency.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, its abilities to accept foreign investments and the listing of the Class A Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the New Overseas Listing Rules further expand their scope of application, we may be required to file listing-related documents with the CSRC, or if the revised CRM or the PRC PIPL or any other PRC regulations like the Draft Assessment Measures for the Security of Personal Information Leaving the Country is required to be applicable to our operating Hong Kong subsidiary by PRC authorities, our business operation and the listing of the Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC overseas issuance and listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

We may be treated as a non-resident enterprise for PRC tax purpose under the PRC Enterprise Income Tax Law, and we may therefore be subject to income tax on our income from PRC residents.

Under the PRC Enterprise Income Tax Law and its implementation rules, a foreign enterprise which has no establishment or place in the PRC but derives profit from sources in the PRC will be subject to the enterprise income tax on its PRC income. We believe that our income from PRC residents may not be the profit from sources in the PRC and hence, we are not a non-resident enterprise subject to PRC income tax for the following reasons: (i) we conduct our operations through our operating subsidiary StormHarbour HK in Hong Kong; (ii) we have no subsidiary, VIE structure, nor any direct operations in the PRC; (iii) we do not have income directly from PRC accounts. However, whether we have income from sources in the PRC is subject to determination by the PRC tax authorities. There is uncertainty that with the development of our business, part of our profit might be deemed as profit from sources in the PRC and we might be subject to PRC income tax.

In addition to the uncertainty as to the application of the “non-resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, such as the potential imposition of transaction taxes, or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Risks Related to this Offering and Ownership of the Class A Ordinary Shares

Our dual class voting structure has the effect of concentrating the voting control in holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are entitled to one (1) votes per share on proposals requiring or requesting shareholder approval and Class B Ordinary Shares are entitled to fifteen (15) votes per share on any such matter. In this offering, we are offering [ ] Class A Ordinary Shares. Ju Liu, our Chairman of the Board of Directors, beneficially owns 3,900,000 Class B Ordinary Shares. Prior to the commencement of this offering, there will be 6,150,000 Class A Ordinary Shares outstanding which are entitled to one (1) vote per share and 5,900,000 Class B Ordinary Shares outstanding which are entitled to fifteen (15) votes per share. As a result, Ju Liu controls approximately 61.81% of the voting power of the outstanding Ordinary Shares of the Company before this offering.

Following this offering, taking into consideration the Class A Ordinary Shares expected to be offered hereby, Ju Liu will retain controlling voting power in the Company based on having approximately [   ]% (or approximately [    ]% if the underwriters exercise the over-allotment option in full) of the combined voting power of our outstanding Ordinary Shares. Ju Liu may have the ability to control the outcome of most matters requiring shareholders’ approval depending on the shareholding structure of the Company, the then effective Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and memorandum and articles of association of the Company, including:

●	the election of our Board and, through our Board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our memorandum and articles of association; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Ordinary Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

There has been no public market for the Class A Ordinary Shares prior to this offering and an active trading market for the Class A Ordinary Shares may not develop following the completion of this offering.

Prior to this offering, there has been no public market for the Class A Ordinary Shares. We intend to submit our application for the listing of the Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “SIBO.” If our application to Nasdaq is not approved or we otherwise determine that we will not be able to secure the listing of the Class A Ordinary Shares on the Nasdaq Capital Market, we will not complete the offering. Even if the Class A Ordinary Shares are approved for listing on Nasdaq, a liquid public market for the Class A Ordinary Shares may not develop or, if developed, may not be sustained, following the completion of this offering. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable.

The initial public offering price for the Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for the Class A Ordinary Shares will be determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of the Class A Ordinary Shares will not decline significantly below the initial public offering price following the completion of this offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of the Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

The market price of the Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The public offering price of the Class A Ordinary Shares has been determined through negotiations between the underwriters and us based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. After this offering, the market price for the Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to multiple factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in the operating results of the Company due to factors related to the Company’s business;

●	success or failure of the strategy of the Company;

●	the interim or annual earnings of the Company, or those of other companies in the Company’s industry;

●	the Company’s ability to obtain third-party financing as needed;

●	announcements by us or the Company’s competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the operating and stock price performance of other comparable companies;

●	investor perception of the Company;

●	natural or environmental disasters that investors believe may affect the Company;

●	overall market fluctuations;

●	a large sale of the Class A Ordinary Shares by a significant shareholder;

●	results from any material litigation or government investigation;

●	changes in laws and regulations affecting the Company or any of the principal products and services sold by the Company; and

●	general economic and political conditions and other external factors.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2022 and such share price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with relatively smaller public floats. After the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering and the concentration of ownership of the Ordinary Shares in our principal shareholders. As a relatively small-capitalized company with a small public float after this offering, the share price of the Class A Ordinary Shares may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of the Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Class A Ordinary Shares, regardless of our actual or expected operating performance. Should the Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of the Class A Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of the Class A Ordinary Shares are low, holders of the Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Class A Ordinary Shares.

We may not be able to maintain a listing of the Class A Ordinary Shares on Nasdaq.

Assuming that the Class A Ordinary Shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet Nasdaq’s continued listing requirements, the Class A Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Class A Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class A Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class A Ordinary Shares. The delisting of the Class A Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, the Company’s share price and trading volume could decline.

The trading market for the Class A Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us and the Company’s business. We do not have any control over these analysts. If an analyst downgrades the Class A Ordinary Shares or publishes unfavorable research about the Company’s business, the Company’s share price would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Class A Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

As the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your Class A Ordinary Shares than the amount paid by Sibo’s existing shareholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[    ] per share to new investors purchasing the Class A Ordinary Shares in this offering, assuming a public offering price of $[    ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in the Class A Ordinary Shares will be diluted upon completion of this offering.

Future issuances of Class B Ordinary Shares could dilute the voting power of holders of Class A Ordinary Shares.

We have adopted a dual-class share structure, consisting of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are entitled to one (1) vote per share. Class B Ordinary Shares are entitled to fifteen (15) votes per share. Class B Ordinary Shares are convertible at the option of the holder into Class A Ordinary Shares on a 1:1 basis; however, Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Other than voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares had the same rights and preferences and rank equally. As a result, holders of Class B ordinary shares have substantial voting power and control over corporate matters, including the election of directors and significant corporate transactions, even though they may hold a minority of the total outstanding share capital.

Future issuances of Class B Ordinary Shares may further concentrate voting power in the hands of holders of Class B Ordinary Shares and dilute the relative voting power of holders of Class A Ordinary Shares. In addition, any such future issuances may be dilutive economically if issued at terms unfavorable to holders of Class A Ordinary Shares. This concentrated voting control could discourage, delay, or prevent a change in control of our Company that other shareholders may consider beneficial, and the market price of our Class A Ordinary Shares could be adversely affected.

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

The Company intends to use the net proceeds of this offering for several purposes which include expanding our asset management business, funding our brand promotion, general operation purposes, and repaying a loan from a related party. Accordingly, management of the Company will have substantial discretion in applying the net proceeds to be received by the Company. However, based on unforeseen technical, commercial or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the Company will utilize the net proceeds in a manner that enhances value of the Company. If the Company fails to spend the proceeds effectively, the Company’s business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

Your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares.

We currently intend to invest the Company’s future earnings, if any, to fund the Company’s growth, to develop the Company’s business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Class A Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of the Company’s board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that the Company’s board of directors may deem relevant.

We may issue additional equity or debt securities, which are senior to the Class A Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Class A Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders of Class A Ordinary Shares. In addition, any additional preferred shares, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders of Class A Ordinary Shares. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Class A Ordinary Shares and diluting your interest in our company.

Substantial future sales of the Class A Ordinary Shares or the anticipation of future sales of the Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of substantial amounts of the Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. An aggregate of 6,150,000 Class A Ordinary Shares are issued and outstanding before the consummation of this offering. An aggregate of [ ] Class A Ordinary Shares will be issued and outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of the Class A Ordinary Shares to decline.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and the shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, the shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class A Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class A Ordinary Shares.

Our Chairman, Ju Liu, has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, Ju Liu beneficially owns 3,900,000 Class B Ordinary Shares, representing approximately 61.81% of the voting power of the outstanding Ordinary Shares of the Company before this offering. After this offering, Ju Liu will continue to hold in aggregate approximately [   ]% (or approximately [   ]% if the underwriters exercise the over-allotment option in full) of the voting power of the Company’s outstanding Ordinary Shares. As such, Ju Liu may be able to control the management and affairs of our Company and most matters requiring shareholders’ approval by way of ordinary resolution, including the election of directors and approval of significant corporate transactions depending on the shareholding structure of the Company, the then effective Companies Act and the memorandum and articles of association of the Company. His interests may not be the same as or may even conflict with your interests. For example, he could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of voting power may not be in the best interests of our other shareholders.

Upon the completion of this offering, we expect to be a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors.

As of the date of this prospectus, Ju Liu beneficially owns 3,900,000 Class B Ordinary Shares, representing approximately 61.81% of the voting power of the outstanding Ordinary Shares of the Company before this offering. Following this offering, taking into consideration the Class A Ordinary Shares expected to be offered hereby, Ju Liu will retain controlling voting power in the Company based on having approximately [ ]% (or approximately [ ]% if the underwriters exercise the over-allotment option in full) of all voting rights. As a result, we will be a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of The Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We expect to qualify as a foreign private issuer upon the completion of this offering. We would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Sibo’s Second Amended and Restated Articles of Association allow our shareholders to hold at the date of the deposit of the requisition not less than one-third of the paid-up capital of Sibo as at the date of the deposit carries the right of voting at general meetings of Sibo, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of Sibo, and may consist of several documents in like form each signed by one or more requisitionists. If our directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days. Advance notice of at least fifteen (15) calendar days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of not less than an aggregate of one-third of all votes attaching to all issued and outstanding shares of Sibo that carry the right to vote at such general meeting present in person or by proxy.

Certain judgments obtained against us by Sibo’s shareholders may not be enforceable.

Sibo is a Cayman Islands exempted company and substantially all of the Company’s assets are located outside of the United States. Substantially all of the Company’s current operations are conducted in Hong Kong through our Subsidiaries. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located.

In addition, all of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s directors and officers, depending on where our directors and officers are located. You may also experience difficulties in enforcing judgments of the United States courts obtained against us or our directors or executive officers in Hong Kong as the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in Hong Kong provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of Hong Kong, as applicable, to have been fulfilled.  See “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Sibo is incorporated under Cayman Islands law.

Sibo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. Its corporate affairs are governed by its Second Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of the shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by its Second Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the United States) as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of the shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies with limited liability like Sibo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our Second Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders. See “Description of Share Capital—Differences in Corporate Law.”

Sibo’s Second Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A Ordinary Shares.

Sibo’s Second Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving Sibo’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, Sibo’s board of directors has the authority to issue Class A Ordinary Shares and Class B Ordinary Shares with such preferred or other rights, all or any of which may be greater than the rights of Class A Ordinary Shares, at such time and on such terms as they may think appropriate. Further, Sibo’s board of directors may also issue from time to time, out of the authorized share capital of the Company (other than the authorized but unissued Class A Ordinary and Class B Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the shareholders determine their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Class A Ordinary Shares. Class B Ordinary Shares and preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If Sibo’s board of directors decides to issue preferred shares, the price of the Class A Ordinary Shares may fall and the voting and other rights of the holders of the Class A Ordinary Shares may be materially and adversely affected.

Our multi-class capital structure may have anti-takeover effects and may limit the ability of holders of Class A Ordinary Shares to influence corporate matters.

We have adopted a dual-class share structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to fifteen (15) votes. This concentration of voting power may discourage potential acquisition proposals or delay or prevent a change in control transaction that shareholders may consider to be in their best interests. As a result, our multi-class capital structure may have the effect of entrenching management and reducing the likelihood that other shareholders will be able to influence the composition of our board of directors or the outcome of significant corporate decisions.

In addition, future issuances of Class B Ordinary Shares, if permitted under our governing documents, may further dilute the voting power of holders of Class A Ordinary Shares and strengthen the anti-takeover effect of our capital structure. This could limit your ability to influence the direction of our company and may adversely affect the market price of our Class A Ordinary Shares.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class A Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is less than certain, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Class A Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation— United States Federal Income Tax Considerations— Passive Foreign Investment Company Considerations.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (As Revised) (“ES Act”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Sibo. A “relevant activity” includes a holding company business. Based on the current interpretation of the ES Act, we believe that (i) Sibo is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains, and (ii) Sibo carries on a holding company business, meaning the business of a pure equity holding entity. Accordingly, for so long as Sibo is a “pure equity holding company” that carries on a “holding company business”, it is only subject to the reduced substance requirements, which require us to (i) comply with all applicable filing requirements under the ES Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. If Sibo is a tax resident outside of the Cayman Islands, subject to it provides satisfactory evidence of this in the entity’s annual filings with the Cayman Islands Department for International Tax Cooperation, then it is not a “relevant entity” under the ES Act and is not required to satisfy the economic substance test under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

General Risk Factors

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for the Company’s products, the business, and the financial condition and results of operations of the Company and its customers.

The comparatively slower rate of increase in the Chinese gross domestic product (“GDP”) in recent years has adversely affected the Company’s results of operations. If GDP continues to increase at a slow rate or if economic growth declines, demand for the products we sell will be adversely affected. In addition, volatility in the global capital market, which impacts interest rates, currency exchange rates and the availability of credit, could have an adverse effect on the business, financial condition and results of operations of the Company and the Company’s customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of the Company’s accounts receivable, which could have a material adverse effect on the Company’s business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of the Company’s customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

We and our directors and officers may be subject to litigation, arbitration or other legal proceeding risk.

We and our directors and officers may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, we or our directors and officers are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results.

Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our marketplace. Moreover, our business could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 variants or other epidemics.

Our headquarters are located in Hong Kong, where most of our directors and management and a majority of our employees currently reside. In addition, some of our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.

Our revenues depend substantially on our clients’ trading volume, which are influenced by the general trading activities in the market. Trading activities are directly influenced by a variety of factors beyond our control, including economic and political conditions, macro trends in business and finance, investors’ interest level in trading and legislative and regulatory changes in the jurisdictions where we operate. Any of these or other factors may cause trading activity levels in our industry to fluctuate and adversely affect our business and results of operations.

For example, following the outbreak and spread of COVID-19 as well as the OPEC-Russia oil price war, on March 9, 2020, all three major U.S. trading indexes, Dow Jones Industrial Average, S&P 500 Index and the NASDAQ-100 dropped significantly, leading to a 15-minute circuit breaker that halted the trading. The circuit breaker was triggered several additional times during the days that followed, which led to multiple large declines in the trading indexes. Other stock markets in the rest of the world have also experienced similar falls in stock prices. The volatility of global stock market may adversely affect our clients’ confidence and willingness in trading and/or investing in the financial market. As a result, our operating results may be subject to significant and unpredictable fluctuations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[    ] million, or approximately $[    ] million if the underwriters exercise the over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $[    ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $[    ] per share would increase (decrease) the net proceeds to us from this offering by $[    ] million, assuming the number of Class A Ordinary Shares offered hereby, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for the Class A Ordinary Shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional working capital. We currently intend to use the net proceeds of this offering as follows:

●	approximately 39%, or $[ ] million, to expand our asset management business, which includes investing in the development and launch of new funds to diversify our product offerings and meet evolving client needs, providing seed capital for newly launched funds to ensure their initial operational stability and attract potential investors, and enhancing our portfolio management capabilities through technology upgrades, talent acquisition, and strategic partnerships;

●	approximately 16%, or $[ ] million, to fund our brand promotion as well as hiring of additional sales and marketing personnel, and increasing brand visibility through targeted campaigns, sponsorships, and participation in industry events;

●

approximately 23%, or $[   ] million, for general corporate purposes, which includes working capital, operational expenses, and other strategic initiatives to support the overall growth and sustainability of our business; and

●	approximately 22%, or $[ ] million, to repay the current portion of a loan from Burberlon Vantage Capital Limited, or Burberlon, an entity controlled by Ju Liu. The maturity term of this loan is indefinite. No interest is payable on this loan unless there is a change in the Company’s ownership such that StormHarbour Holdings Asia holds less than 10% of the Company’s voting rights. In such event, interest shall be charged at 12% per annum on the outstanding aggregate amount, and Burberlon may also require the loan to be repaid in full within three years of such event. See “Related Party Transactions — Balance with Related Parties — Note (c)” for more information about this loan.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors — RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF THE CLASS A ORDINARY SHARES — We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.”

DIVIDEND POLICY

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on the Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

Sibo’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid, or would be in violation of the relevant provisions, if any, of the Company’s memorandum and articles of association, as amended. Even if the board of directors of Sibo decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Sibo is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its Subsidiaries for its cash requirements, including any payment of dividends to its shareholders.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by Subsidiaries.

Cash dividends, if any, on the Class A Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The authorized share capital of the Company is $50,000 divided into 2,500,000,000 shares of par value of $0.00002 each, comprising of (i) 2,494,100,000 Class A Ordinary Shares of a nominal or par value of $0.00002 each, and (ii) 5,900,000 Class B Ordinary Shares of a nominal or par value of $0.00002 each. There are 6,150,000 Class A Ordinary Shares and 5,900,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus. Class A Ordinary Shares are entitled to one (1) vote per share, and Class B Ordinary Shares are entitled to fifteen (15) votes per share. Other than voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares have the same rights and preferences and rank equally.

The following table sets forth our total capitalization as of December 31, 2024:

●	on an actual basis; and

●	on a pro forma basis to give effect to the issuance and sale of [ ] Class A Ordinary Shares in this offering at an assumed initial public offering price of $[ ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31, 2024
	Actual	Pro Forma(1)
	($’000, except share and per share data)
Cash and cash equivalents	$1,814	$
Debt
Short term debt	1,750
Long-term debt	1,932
Total debt	3,682
Share Capital

Class A Ordinary Shares, par value $0.00002 per share; 2,494,100,000 shares authorized, and 5,900,000  shares issued and outstanding, actual; par value $0.00002 per share; 2,494,100,000 shares authorized, and [   ] shares issued and outstanding, pro forma

	*
Class B Ordinary Shares, par value $0.00002 per share; 5,900,000 shares authorized, and 5,600,000 shares issued and outstanding, actual; par value $0.00002 per share; [ ] shares authorized, and [ ] shares issued and outstanding, pro forma	*
Additional paid in capital	1,243
Subscription receivable	*
Accumulated losses	(1,487)
Accumulated other comprehensive loss	(7)
Non-controlling interest	*
Total shareholder’s deficit	(251)
Total capitalization	$(251)	$

*	Less than $1,000

(1)	Pro forma information discussed above is illustrative only. Our additional paid-in capital, accumulative profits, total shareholder’s equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

Assuming the number of Class A Ordinary Shares offered hereby, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $[ ] per share, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $[ ] million.

DILUTION

If you invest in our Class A Ordinary Shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A Ordinary Shares after this offering.

As of December 31, 2024, we had a historical net tangible book value of $[    ], or $[    ] per share. Our historical net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets. Net tangible book value per Ordinary Share represents net tangible book value divided by [    ], the total number of our Ordinary Shares outstanding at December 31, 2024.

After giving effect to the sale of [    ] Class A Ordinary Shares in this offering at an assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2024 would have been $[    ], or $[    ] per share. This amount represents an immediate increase in pro forma net tangible book value of $[    ] per share to our existing shareholders and immediate dilution of $[    ] per share to new investors in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a Class A Ordinary Share in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per Class A Ordinary Share	$
Net tangible book value per Ordinary Share at December 31, 2024	$
Pro forma net tangible book value per Ordinary Share after this offering	$
Increase in net tangible book value per Ordinary Share to the existing shareholders	$
Dilution in pro forma net tangible book value per Ordinary Share to new investors in this offering	$

Each $1.00 increase or decrease in the assumed initial public offering price of $[    ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma net tangible book value per share after this offering by $[    ], and dilution in pro forma net tangible book value per share to new investors by $[    ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, on the pro forma basis described above, the differences between the existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us in this offering, the total consideration paid to us in cash and the average price per Class A Ordinary Share paid at an assumed initial public offering price of $[    ] per Class A Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Share Purchased			Total Consideration		Weighted Average Price Per
	Number	%		Amount	%	Share
Existing shareholders	[ ]	[ ]	%	$[ ]	[ ]	$1.00
New investors	[ ]	[ ]		$[ ]	[ ]	$[ ]
Total	[ ]	100%		$[ ]	100%	$

*	Including [ ] Class A Ordinary Shares and 5,900,000 Class B Ordinary Shares, each of par value of $0.00002. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

The audited consolidated financial statements for the years ended December 31, 2024 and 2023 are prepared pursuant to U.S. GAAP.

Overview

Sibo is an exempted limited liability company incorporated under the laws of the Cayman Islands on December 11, 2018. As a holding company with no material operations of its own, Sibo conducts its operations solely conducted by its subsidiary, StormHarbour HK, a limited liability corporation incorporated in Hong Kong SAR and licensed by the HKSFC (SFC CE No. AUK151). Sibo indirectly owns 100% equity interests in StormHarbour HK through Buckwheat Investments, a limited liability corporation incorporated in British Virgin Islands.

StormHarbour HK, established in 2009, is a financial advisory firm with a rich history and evolving structure. Since March 2010, StormHarbour HK has been licensed by the HKSFC for Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 6 (Advising on Corporate Finance) regulated activities. Additionally, since June 2016, StormHarbour HK has been licensed by the HKSFC for Type 9 (Asset Management) regulated activities. The core business of StormHarbour HK is rooted in Capital Markets services, with recent expansions into Asset Management services. StormHarbour HK’s geographical focus encompasses key markets in the Asia Pacific region, including Mainland China, Hong Kong, South Korea, Oceania, and Southeast Asia.

StormHarbour HK operates under a lean and asset-light business model, which is a strategic approach that leverages minimal use of its own capital to generate revenue. Unlike traditional commercial banking, which relies heavily on extensive balance sheet assets, StormHarbour HK derives income primarily through service-based fees and commissions, including those received as an introducing broker. This flexible structure is particularly advantageous in uncertain financial market conditions, enabling StormHarbour HK to swiftly adapt to market dynamics without being burdened by significant capital commitments.

StormHarbour HK integrates Capital Markets and Asset Management services, maintaining a strong reputation for professional and tailored financial solutions. The firm’s focus on innovation, sustainability, and regional expertise positions it as a leader in the Asia Pacific financial advisory and asset management landscape.StormHarbour HK has prioritized Environmental, Social, and Governance (ESG) developments, including: (1) A partnership with Climate Finance Asia Limited to integrate ESG into investment strategies; (2) Launching the 1.5C ESG Focused Hedge Fund, which evaluates investments based on ESG factors, including climate impact, labor practices, governance standards, and more; (3) Collaborations with Carbon Neutral Pty Ltd. and Vericap Pte Ltd. to drive carbon credit projects and sustainable finance efforts.

For the years ended December 31, 2024 and 2023, the Company had revenues of $6.90 million and $2.76 million and net income of $1.29 million and net loss of $0.67 million, respectively.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	Our ability to maintain a competitive value proposal for our products and services.

●	Our ability to maintain our key customer.

●	Our ability to launch successful marketing and sales activities to sell our products.

●	Our ability to obtain maximum financial resources at the best possible price.

●	The evolution of economic and political factors in global markets that may affect the demand for our products as well as financial costs.

Taxation

Cayman Islands

Sibo is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of (1) 8.25% on the assessable profits up to HK$2,000,000; and (2) 16.5% on any part of assessable profits over HK$2,000,000. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the year ended December 31, 2023 and the assessable profit for the year ended December 31, 2024 was offset with tax losses brought forward from previous years. Hong Kong does not impose a withholding tax on dividends.

Our Reportable Segments

As of December 31, 2024, our operations were organized into two reportable segments: (i) capital markets service, and (ii) asset management service. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

Results of Operations

Comparison of Years Ended December 31, 2024 and 2023

	Year Ended December 31,		Increase (Decrease)
	2024	2023	$’000%
	$’000	$’000
Revenues
Asset management income	-	84	(84)	(100)%
Asset management income – related party	-	16	(16)	(100)%
Capital markets income	6,899	2,657	4,242	160%
Total revenues	6,899	2,757	4,142	150%
Expenses
Commission and services fee	3,638	1,351	2,287	169%
Commission and service fee – related party	211	366	(155)	(42)%
Interest expenses	101	38	63	166%
General and administrative expenses	1,687	1,687	-	-
Total expenses	5,637	3,442	2,195	64%
Other income
Interest income	14	14	-	-
Other income	26	-	26	100%
Total other income	40	14	26	186%
Income (loss) before income tax expense	1,302	(671)	1,973	294%
Income tax expense	-	-	-	-
Net income (loss)	1,302	(671)	1,973	294%
Other comprehensive (loss) income
Foreign currency translation adjustment	(10)	3	(13)	(433)%
Total comprehensive income (loss)	1,292	(668)	1,960	293%
Basic and diluted earnings (loss) per share (in US$)
Class A Ordinary Shares	0.12	(0.11)	0.23	(212)%
Class B Ordinary Shares	0.12	(0.11)	0.23	(212)%

Basic and diluted weighted average shares outstanding*
Class A Ordinary Shares	5,168,493	2,972,192	2,196,301	74%
Class B Ordinary Shares	5,471,233	3,195,616	2,275,617	71%

Revenue.

To date, Sibo has generated revenue through asset management income and capital markets income. Sibo’s total revenue was $6,899,000 for the fiscal year ended December 31, 2024, compared to $2,757,000 for the year ended December 31, 2023, an increase of 4,142,000, or 150%. Such increase was mainly driven by the revenue from more loan structuring transactions StormHarbour HK successfully closed for the year ended December 31, 2024.

The following table sets forth the breakdown of our revenue by our reportable segments for the periods presented:

	For the years ended December 31,
	2024		2023
	$’000	% of revenue	$’000	% of revenue
Asset management income	-	-	100	4%
- Performance Fee	-	-	84	3%
- Management Fee	-	-	16	1%
Capital markets income	6,899	100%	2,657	96%
Total	6,899	100%	2,757	100%

Revenue from asset management income decreased by $100,000, or 100%, to $nil for the fiscal year ended December 31, 2024 from $100,000 for the fiscal year ended December 31, 2023. The significant decrease of asset management income in fiscal year ended December 31, 2024 was due to a decrease of US$84,000 performance fee as no performance fee was charged by StormHarbour HK in fiscal year ended December 31, 2024 and decrease of US$16,000 since StormHarbour HK waived the management fee charged from the fund under management of StormHarbour HK for the fiscal year ended December 31, 2024. The asset management product currently under the management of StormHarbour HK is 1.5C ESG Focused Hedge Fund, which invests in public equities with consideration of ESG factors, and was incepted in September 2023 with assets under management (AUM) of $2,000,000. The AUM was $2,000,000, $1,373,000 and $1,374,000 as of December 31, 2023, December 31, 2024 and March 31, 2025 respectively. In fiscal year ended December 31, 2024, there was no subscription and there was redemption of $490,000. The AUM fluctuates depending on the price of equities invested and market condition.

Revenue from capital markets income increased by $4,242,000, or 160%, to $6,899,000 for the fiscal year ended December 31, 2024 from $2,657,000 for the fiscal year ended December 31, 2023. The significant increase of capital market income in fiscal year ended December 31, 2024 was due to that StormHarbour HK had been engaged in more loan structuring transactions as the result of real estate market environment change in Hong Kong, and StormHarbour HK had successfully closed more real estate related transactions leveraging our expertise in private credit area.

Expenses. Sibo’s expenses include commission and service fee, interest expenses and general and administrative expenses. Sibo’s expenses increased by $2,195,000, or 64%, to $5,637,000 for the fiscal year ended December 31, 2024 from $3,442,000 for the fiscal year ended December 31, 2023. Such increase was in line with our increased revenue.

Commission and services fee

Commission and services fee consist of commission paid to StormHarbour HK’s employees and advisors who participated in capital market transaction closing and services fee paid to external advisors and brokers who assist us on such transactions. Commission and services fee increased $2,132,000, or 124%, to $3,849,000 for fiscal year ended December 31, 2024, from $1,717,000 for the fiscal year ended December 31, 2023. The significant increase of commission and services fee for the fiscal year ended December 31, 2024 was due to that the commission and services fee were calculated based on the total amount of capital market transactions closed, so it was in line with the significant increase of revenue.

Interest expenses

Interest expenses consist of interest payment by Sibo to a business partner, who entered into a facility agreement with Sibo. The interest expenses for fiscal year ended December 31, 2024 increased $63,000, or 166%, to $101,000 for the fiscal year ended December 31, 2024, from $38,000 for the fiscal year ended December 31, 2023. The increase of interest expenses was due to that Sibo entered into the facility agreement with the business partner in October 2023, which led to less interest incurred in fiscal year ended December 31, 2023.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, lease expense, office supplies and upkeep expenses, consultancy fee, legal and professional fees, and other miscellaneous administrative expenses.

The following table sets forth the breakdown of our general and administrative expenses by our reportable segments for the periods presented:

	For the years ended December 31,
	2024		2023
	$’000	% of general and administrative expenses	$’000	% of general and administrative expenses
Asset management services	324	19%	388	23%
Capital market services	241	14%	256	15%
Corporate	1,122	67%	1,043	62%
Total	1,687	100%	1,687	100%

Total other income. We had $40,000 in total other income for the fiscal year ended December 31, 2024, as compared to $14,000 in total other income for the fiscal year ended December 31, 2023. Total other income for the fiscal year ended December 31, 2024 mainly consisted of imputed interest income from rental deposits and gain on lease modification. Total other income for the fiscal year ended December 31, 2023 consisted of imputed interest income from rental deposits only.

Income tax expense. No income tax expenses were recorded for the fiscal year ended December 31, 2024 and 2023. See also “—Taxation” above.

Net income. As a result of the cumulative effect of the factors described above, our net income attributable to our shareholders increased by $1,973,000, or approximately 294%, to $1,302,000 for the fiscal year ended December 31, 2024, from a net loss of $671,000 for the fiscal year ended December 31, 2023.

Financial Condition

Between December 31, 2023 and December 31, 2024, our financial position experienced notable changes, including increases in accounts receivable of approximately $1,398,000, prepaid expenses of $1,026,000, accounts payable of $1,150,000, and operating lease right-of-use assets and lease liabilities of $629,000 and $610,000, respectively. The increase in accounts receivable was primarily due to our performance obligations for two projects being satisfied during the year ended December 31, 2024, while invoices and full settlements occurred subsequently in January 2025; these receivables were not considered delinquent as of December 31, 2024. The rise in prepaid expenses mainly reflects a $1,003,000 prepaid service fee, representing the unamortized portion of a $1,199,000 upfront payment made in October 2024 under a 12-month consultancy agreement for Hong Kong real estate advisory services. We require advisory services for the Hong Kong real estate market because a significant portion of our business involves transactions in this sector. Therefore, we need to maintain up-to-date knowledge of market conditions to stay informed about market fluctuations and the needs of market participants. The increase in accounts payable was attributable to service fees payable to a supplier related to a real estate transaction completed near the end of 2024. Additionally, the increases in operating lease right-of-use assets and lease liabilities resulted from lease modifications during the year.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalent of $1,814,000. To date, we have financed our operations primarily through net cash flow from operations, and the financing ability of existing shareholders. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of the initial public offering and cash generated through operations.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The following table sets forth a summary of our cash flows for the periods presented:

Summary of Cash Flow

	Years Ended December 31,
	2024	2023
	$’000	$’000
Net cash provided by operating activities	162	85
Net cash used in investing activities	(12)	(8)
Net cash provided by financing activities	652	447
Net change in cash and cash equivalents	802	524
Effect of exchange rate changes	6	2
Cash and cash equivalents at beginning of the year	1,006	480
Cash and cash equivalents at end of the year	1,814	1,006

Operating Activities

Net cash provided by operating activities was $162,000 for the fiscal year ended December 31, 2024, as compared to $85,000 for the fiscal year ended December 31, 2023. For the fiscal year ended December 31, 2024, the net income of $1,302,000 and the increase in payables to customers of $1,144,000, offset by the increase in accounts receivable of $1,391,000 and prepaid expenses of $988,000, were the primary drivers of the cash provided by operating activities. For the fiscal year ended December 31, 2023, decrease in accounts receivable of $1,538,000, offset by the net loss of $671,000, were the primary drivers of the cash provided by operating activities.

Investing Activities

Net cash used in investing activities was $12,000 for the fiscal year ended December 31, 2024, as compared to $8,000 for the fiscal year ended December 31, 2023, represented to purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $652,000 for the fiscal year ended December 31, 2024, primarily consisting of proceeds from shareholders’ contribution, offset by the deferred IPO costs. Net cash provided by financing activities was $447,000 for the fiscal year ended December 31, 2023, represented by the drawdown of a loan.

Capital Expenditures

We did not incur any capital expenditure for the fiscal years ended December 31, 2024 and 2023. We plan to make capital expenditures in the future to meet the needs that may result from the expected growth of our business.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments as of December 31, 2024:

Contractual Obligations and Commitments ($’000)	Total	Less than 1 year	1-2 years	3 years
Short-term loans	451	451	-	-
Loan from a related party	3,231	1,299	1,932	-
Operating lease obligations	973	273	356	344
Total	4,655	2,023	2,288	344

On October 26, 2023, we entered into a facility agreement with Good Pride Limited, under which Good Pride Limited agreed to provide us with a term loan facility of up to HK$7,000,000. The loan is repayable in full no later than 12 months from the date of the first drawdown and bears interest at a fixed rate of 1.25% per month, payable in advance. In the event of default, the loan accrues default interest at 25% per annum. The proceeds of the loan are to be used to support the general operations of StormHarbour HK to pay interest under the facility, and to cover related fees and expenses. We are prohibited from reborrowing repaid amounts and may make up to two drawdowns during the availability period ending February 29, 2024. The facility is secured by a share charge over the entire issued share capital of Buckwheat Investments. The agreement is governed by Hong Kong law.

On October 26, 2023, we pledged all of the shares of Buckwheat Investments, our wholly owned subsidiary, as collateral in connection with the facility agreement with Good Pride Limited. On the same date, a loan of HK$3,500,000 (equivalent to approximately $447,000) was drawn down by the Company, carrying interest at 1.25% per month, and will mature on October 25, 2024. Subsequent to the reporting date, the loan maturity date was extended to April 25, 2025. Later, the loan maturity date was extended to October 25, 2025, with the interest rate applicable to the extended loan period being 15% per annum. As of the date of this prospectus, the outstanding loan principal is HK$3,500,000, and the interest of HK$262,500 accrued for the extension period has been fully settled.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through expenses or income that are denominated in currencies other than the functional currency of our operations. The currency contributing to this risk is primarily the U.S. dollar. Since our income from Capital Markets business and Asset Management business is settled in the U.S. dollar, we are exposed to exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

We do not believe the impact of inflation on our Company is material. Our operations are primarily in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.4% for 2024, 2.4% for 2023 and 2.0% for 2022.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. The significant estimates involved in the preparation of consolidated financial statements are related to allowance for expected credit losses, useful lives and impairment for property and equipment and operating lease right-of-use assets, deferred tax assets and valuation allowance. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.

Deferred Tax Assets and Valuation Allowance

We assess the realizability of our deferred tax assets, including net operating loss carryforwards, by evaluating both positive and negative evidence and determining whether it is more likely than not that some portion or all of the deferred tax assets will be realized. This analysis requires significant judgment, particularly in evaluating the likelihood of future taxable income and tax planning strategies. We record a valuation allowance to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

A sensitivity analysis is not presented because the related deferred tax assets and associated valuation allowance have not materially impacted our results of operations during the periods presented, and the key assumptions used in our analysis have remained consistent over time.

Expected Credit Losses on Accounts Receivable

We recognize accounts receivable at the invoiced amount less an allowance for expected credit losses, if necessary. The estimate of expected credit losses requires judgment and is based on an assessment of customer credit risk, historical loss experience, and forward-looking information, including macroeconomic conditions and specific customer facts and circumstances.

As of December 31, 2024 and 2023, no allowance for credit losses was recognized as it is negligible. All accounts receivable were current, and no customers had a history of late payments or other indicators of potential default. Our customers are generally of high credit quality, and we have not experienced any material credit losses in recent periods. Accordingly, no expected credit loss provision was recorded.

A sensitivity analysis has not been presented as the underlying assumptions have remained consistent over time, and no changes in customer credit risk or macroeconomic conditions were identified that would reasonably be expected to result in a material expected credit loss provision.

Please see Note 2 to the consolidated financial statements incorporated by reference herein for a summary of significant accounting policies.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Revenues from Capital Market Services

The Company provides financial advisory services related to loan arrangements, real estate transactions, and other financial acquisitions transactions. These services include connecting clients with potential lenders, investors, buyers, or sellers, as well as advising on deal structuring and facilitating transaction execution. The Company pays services fee and commissions to external consultants engaged and originators involved in these transactions. Revenue from these services is earned as a percentage of the transaction value (e.g., loan proceeds or real estate acquisition value) and is contingent upon the successful completion of the transaction.

There is a single performance obligation to facilitate the transaction, and the consideration is variable, as it depends on the final transaction amount. The Company acts as a principal in these transactions. Revenue is recognized at the point in time when the underlying transaction is completed, such as upon the drawdown of loan proceeds, the closing of a real estate deal or the signing of the final agreement between the client and the counterparty (e.g., lender, buyer).

The Company also provides investment advisory services, offering clients global economic information, industry analysis, investment recommendations, and portfolio allocation strategies. These services are performed under contracts where the Company acts as a principal, providing monthly advisory services that are distinct and recurring.

Revenue is recognized over time as the Company fulfills its ongoing performance obligation to provide advisory services. The transaction price is generally fixed and not subject to variability. Revenue is recognized on a monthly or semi-annual basis, reflecting the continuous transfer of advisory services to the client.

The Company may charge non-refundable upfront fees in connection with certain pre-introduction or advisory services. These fees are charged at a fixed rate and represent a distinct performance obligation. Revenue from these fees is recognized immediately upon receipt, as the obligation is fulfilled when the preparatory work begins.

Revenues from Asset Management Services

The Company provides asset management services as an investment manager or an advisor from funds or investments. Management fees are calculated as a fixed percentage of assets under management and are recognized over time as the services are provided. The Company may also earn performance fees if certain benchmarks are met. Performance fees are recognized at a point in time when the benchmark criteria are satisfied, typically at the end of the performance period.

Other income

Other income is mainly represented to imputed interest income from rental deposits and bank interest income generated from savings and time deposits which are less than one year. Interest income is recognized on an accrual basis using the effective interest method.

Recent Accounting Pronouncements

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 - 13”). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivable, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Group was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group has adopted the new standard effective January 1, 2024, which didn’t have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The Group has adopted the new standard effective January 1, 2024, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in the ASU require disclosures about specific types of expenses included in the expense captions presented on the Consolidated Statements of Income, as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption allowed. The Group’s management is currently evaluating the impact of adoption on its consolidated financial statements and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheet, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

CORPORATE HISTORY AND STRUCTURE

Sibo was incorporated as an exempted company on December 11, 2018, in the Cayman Islands, serves as a holding company without direct operational activities. Its registered office is situated at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

In addition, Sibo maintains full ownership of Buckwheat Investments, a business company formed under the laws of the British Virgin Islands on November 9, 2018. Its registered office is situated at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The primary operating subsidiary of Sibo is StormHarbour HK. StormHarbour HK was incorporated under Hong Kong law on October 22, 2009. Its registered office and principal place of business is located at Suite 3210-11, Champion Tower, Three Garden Road, Central, Hong Kong. For inquiries, StormHarbour HK can be reached at +852 3980 6200.

In addition, Sibo maintains full indirect ownership of StormHarbour Advisors, an operating entity established in Singapore in 2020. This subsidiary’s registered office is located at 168 Robinson Road, #12-01 Capital Tower, Singapore.

StormHarbour Partners GP LLC (“StormHarbour Group”), the previous parent entity of StormHarbour HK, commenced operations in 2009 with the establishment of offices in New York and London. In 2010, StormHarbour Group expanded its reach to Singapore, Hong Kong, and Tokyo, and also acquired Fortrinn Partners, an investment management firm. By 2012, StormHarbour Group had further extended its operations to Lisbon and Madrid. In 2016, StormHarbour Group launched operations in Dubai and StormHarbour HK secured an Asset Management license from the HKSFC. On December 12, 2018, StormHarbour Partners LP, Buckwheat Investments and Mr. Cheung entered into a share purchase agreement which was amended on March 19, 2019. After that, StormHarbour HK became an independent entity, operating independently from StormHarbour Group, while maintaining its connection to the global partnership network. In recent years, StormHarbour HK has expanded into asset management businesses in response to the evolving needs of clients and changing market environment.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this Offering, assuming no exercise of the over-allotment option. The percentage figures in the diagram represent each shareholder’s voting power in relation to our outstanding share capital. The blue box indicates the entity in which investors are purchasing their interests. The green box indicates the entity in which the Company’s operations are conducted.

As of the date of this prospectus, Sibo has the following five (5) Subsidiaries:

●	Buckwheat Investments, a business company formed under the laws of the British Virgin Islands on November 9, 2018, principally as a holding company.

●	StormHarbour HK, a company formed under the laws of Hong Kong on October 22, 2009, principally engaged in business operation.

●	StormHarbour Advisors, a company formed under the laws of Singapore on September 3, 2020, with no factual operation but holds the license.

●	AlphaFx Limited, a company formed under the laws of the Cayman Islands on June 18, 2020, principally engaged in financial technology research.

●	SHHK Dian I Ltd., a company formed under the laws of the Cayman Islands on November 2, 2018, principally engaged in investment.

Industry

All information and data presented in this section has been derived from the industry report titled “The Securities Industry in Hong Kong” prepared by Solomon JFZ (Asia) Holdings Limited (“Solomon”) unless otherwise noted. Solomon has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

For clarity, the term “turnover” as used throughout this “Industry” section refers to the monetary value associated with the specific type of transaction described.

Industry Overview

This prospectus includes statistical and other industry and market data that we obtained from government regulatory bodies, stock exchange data, industry publications, and public data sources from the internet, along with estimates by our management based on such data.

The Securities Industry in Hong Kong

The securities industry in Hong Kong is one of the most developed and dynamic in the world, supported by a well-established legal framework, transparent regulation, and free capital flow. Hong Kong’s capital market consists of a wide range of financial products including stocks, bonds, and funds, alongside an increasingly important derivatives market. The continuous development of financial technology and increasing integration with mainland China have further fueled growth, especially through the Stock Connect programs.

Macroeconomic Environment in Hong Kong

Impacted by the recovering global economic from the COVID-19 pandemic, the Hong Kong economy accelerated substantially in 2023 with real GDP growth increasing to 3.3% from -3.7% in 2022. The Hong Kong’s real GDP growth is 2.5% in 2024.

With the end of the epidemic, Hong Kong’s GDP maintained positive momentum supported by domestic demand. Thus, per capita GDP in Hong Kong continued to increase from HK$357,679 in 2020 to HK$422,242 in 2024.

Chart 1 Total Nominal GDP and GDP Real Growth in Hong Kong, 2019-2024

Source: Census and Statistics Department of Hong Kong

Chart 2 GDP per Capita in Hong Kong, 2019-2024

Source: Census and Statistics Department of Hong Kong

Population is Quite Stable in Hong Kong

Hong Kong has a small population base. The total population in Hong Kong has remained stable between 7.4 and 7.5 million throughout 2019 to 2024.

Chart 3 Total Population in Hong Kong, 2019-2024

Source: Census and Statistics Department of Hong Kong

The Capital Market in Hong Kong

Hong Kong is one of largest capital markets in the world due to its extensive deregulation, transparent and world recognized regulation systems, backup from Chinese capital, systematic protection measures for investors, diversified ways of fund raising and favorable taxation to individual and corporate investors.

Products such as stock, bonds and funds have had a long history in the HK market, while derivatives have also become an important element of the market in the last 20 years.

The Stock Market in Hong Kong

The Hong Kong Stock Exchange, comprised of main board and GEM board, has been one of largest capital markets in the world. There were 2,631 listed companies in the Hong Kong Stock Exchange by 2024, growing at a CAGR of 1.44% from 2019. As of 2024, the Hong Kong Stock Exchange was listed as No.7 in the world in terms of market capitalization.

Chart 4 Market Capitalization of the World’s Top 10 Stock Exchanges, as of 2024

Rank	Stock exchange	Market capitalization ($ Billion)
1	US (NYSE Euronext)	31,576
2	US (Nasdaq)	30,610
3	China (Shanghai)	7,186
4	Japan (Japan Exchange Group)	6,557
5	India (National Stock Exchange)	5,697
6	Europe (NYSE Euronext)	5,442
7	Hong Kong	4,550
8	China (Shenzhen)	4,529
9	Canada (Toronto)	3,551
10	Saudi Exchange (Tadawul)	2,727

Source: focus.world-exchanges.org/issue/february-2025/market-statistics

Chart 5 Highlights of the Hong Kong Stock Market, 2019-2024

Items	Unit	2019	2020	2021	2022	2023	2024	19-24 CAGR
No. of listed companies	-	2,449	2,538	2572	2,597	2,609	2,631	1.44%
No. of newly listed companies	-	183	154	98	90	73	71	-17.25%
Market capitalization	HK$ Billion	38,165.00	47,523.00	42,381.10	35,666.80	31,039.10	35,319.50	-1.54%
Average daily turnover	HK$ Million	87,155	129,476	166,730	124,907	105,012	131,825	8.63%
Equity funds raised	HK$ Billion	454.2	747	773.3	254.1	150.7	190.3	-15.97%
-IPO	HK$ Billion	314.2	400.1	331.3	104.6	46.3	87.5	-22.56%
-Post IPO Funds raised	HK$ Billion	140	346.8	441.9	149.5	104.4	102.8	-5.99%

Source: Hong Kong Stock Exchange

The Bond Market in Hong Kong

Hong Kong is one of most liberal bond markets in the world, and it has been very active during the past few years. On the one hand, private bankers are aggressively promoting many of the bond products to their clients these days; on the other hand, investors have been very cautious with structured investment products after the financial tsunami in 2008 that was triggered by CDOs, while bonds provide very good yield and give investors more security when they invest.

Hong Kong’s bond market is relatively small compared to the stock market, the number of debt securities has increased at a CAGR of 1.74% from 2019 to 2024. The Hong Kong government launched an inflation-linked bond issue programme called iBond on July 29, 2014. The turnover value of iBond was HK$12 billion by 2021.

Chart 6 Highlights of the Hong Kong Bond Market, 2019-2024

Items	Unit	2019	2020	2021	2022	2023	2024	19-24 CAGR
No. of debt securities		1,388	1,574	1,747	1,735	1,624	1,513	1.74%
No. of newly listed debt securities		420	430	508	368	222	348	-3.69%
iBond turnover value	HK$ Million	1,453.8	3,244.4	12,048.4	-	-	-	-

Source: HKSE Fact Books & HKEx Market Highlight

On July 2, 2017, Bond Connect was officially launched by the People’s Bank of China and Hong Kong Monetary Authority, which allowed PRC investors to invest in the Hong Kong bond market and foreign investors to invest in the PRC bond market. Bond Connect will supplement Hong Kong’s weaknesses in the bonds segment and strengthen Hong Kong’s lead position as an international financial centre.

The total Northbound trading in the Stock Connect rose steadily from RMB 9,757 billion in 2019 to RMB 27,630 billion in 2021. Affected by the epidemic and the economy, it fell to RMB 12,579 billion in 2022 and recovered to RMB 25,121 billion and RMB 34,969 billion in 2023 and 2024 respectively.

Chart 7 Highlights of the Northbound Trading in Stock Connect, 2019-2024

Source: HKEx Market Statistics

The Fund Market in Hong Kong

Hong Kong is widely recognized as a leading funds management center in Asia. As of 2024, there were 2,980 HKSFC-authorized collective investment schemes, including 2,383 unit trusts and mutual funds, 319 investment-linked assurance schemes, 252 pension/MPF-related funds and 26 other investment schemes.

Unit trusts and mutual funds demonstrated steady growth. As of 2024, there were 2,383 listed unit trusts/mutual funds under Hong Kong-domiciled and non-Hong Kong-domiciled, up from 2351 in 2023. The average daily turnover of the market’s ETFs has risen steadily from HK$5 billion in 2019 to HK$19 billion in 2024.

Chart 8 The Average Daily Turnover of Hong Kong ETFs, 2019-2024

Source: HKEx ETF Perceptive 2024

Chart 9 No. of Listed Unit Trusts and Mutual Funds, 2019-2024

Source: https://www.sfc.hk/en/Published-resources/Statistics

Financial Technology and Innovation

Financial Technology (Fintech) enables the digitalization  of asset management services. In 2018, the HKSFC put forward an approach with the goal of promoting virtual asset portfolio managers and fund distributors and also set out a conceptual framework for the potential regulation of virtual asset trading platforms. Coupled with the proliferation of mobile internet technologies, this approach has encouraged the responsible use of new technologies and also provides investors with more options. Moreover, a tailored guideline on design and operation of online platforms released by the HKSFC came into effect in April 2019, which aims to broaden the distribution channels for many public funds and give investors greater choice and better access to investment advice in the financial and wealth management industry in Hong Kong. Further, the Hong Kong Monetary Fund has stepped up its efforts in promoting the prevalence of Fintech in Hong Kong, including measures such as (i) signing a Memorandum of Understanding with the Association of Southeast Asian Nations (or, ASEAN) Financial Innovation Network in November 2019 to facilitate greater collaboration and integration between FinTech hubs across Asia; (ii) launching the Fintech Anti-epidemic Scheme for Talent Development (FAST Scheme) with a total subsidy of up to HK$120 million in July 2020 to provide financial assistance to local companies engaged in the FinTech sector to create new jobs; and (iii) signing cooperation agreement with foreign countries to encourage and promote innovations.

Major Drivers of the Hong Kong Capital Market

Key factors propelling the development of the Hong Kong capital market include:

●	Well-established financial and legal systems with comprehensive regulatory regime. Hong Kong has a well-established and transparent legal system. As the only common law jurisdiction in the PRC, Hong Kong has established its reputation for sophisticated capital market’s regulatory system, which is widely accepted in the world. A legal regime is established for comprehensive supervision of the securities industry, while the functioning of the Hong Kong capital market is regulated by the rules and regulations of the Stock Exchange. The HKSFC and the Stock Exchange ensures regular and normative operation of the Hong Kong capital market.

●	Free-flow capital market. Hong Kong capital market has a high level of openness to and freedom of capital flow. There is no limit on foreign investments imposed in the Hong Kong stock market. Local investors can freely participate in investment in free capital markets overseas. There is also no foreign exchange control. Such free flow of capital and barrier-free investment attracted overseas institutions and made significant contribution to the development of the Hong Kong capital market. This also allows the development of diversified financial instruments and mergers and acquisitions and financing activities to be conducted conveniently.

●	Expanding overseas wealth and investment globalization of PRC investors. Expanding overseas sources of wealth bolsters offshore financial assets and leads to an increasing influx into offshore stock markets including Hong Kong. In addition, as an international financial hub and offshore Renminbi center backed by mature financial and transparent legal systems, the Hong Kong capital market will continue to be benefited by the influx of capitals from the PRC. The introduction of Shanghai-Hong Kong Stock Connect program, the Shenzhen-Hong Kong Stock Connect program, and Bond Connect strengthen the Hong Kong capital market’s role as a bridge between PRC and overseas markets.

●	Continuous development and openness of the PRC macro-economy. According to the HKEx 2024 market statistic, the number of Mainland enterprises (including H-shares, red chips stocks and Mainland private enterprises) accounted for 56% (1,478) of total number of listed companies on the Stock Exchange, and the total market capitalization of Mainland enterprises represented 80% (HK$ 28,181 billon) of the total market capitalization as of 2024. The stable growth of the PRC macro-economy together with the investment globalization of the PRC investors are expected to continue to foster the sustainable development of Hong Kong as an attractive investment platform for capital from the PRC.

The Business of the Company

Securities Dealing and Brokerage Service

The licensed securities dealing and brokerage service industry comprises corporations conducting Type 1 (dealing in securities) regulated activity, and these corporations are generally referred to as brokerage firms or brokerage service providers.

The main function of a Type 1 licensed corporation, as the securities brokerage service provider, is to act as an agent to facilitate securities trading activities for investors in respect of securities listed on the Stock Exchange and/or on overseas markets. The main revenue stream of brokerage firms is the commission fee charged to clients, as well as the interest income in the event that the clients fail to settle trades. A securities brokerage firm may also generate revenue from commission and fee income through placing and underwriting securities in respect of fundraisings and secondary offerings and sales, and interest income from the provision of securities margin financing services.

Average daily turnover on The Stock Exchange of Hong Kong Limited (SEHK) in 2024 was HK$132 billion, up 25.5% from 2023. At the end of 2024, the Hang Seng Index closed at 20,059, 18% higher than its close at the end of 2023.

The commission income of the securities brokerage firm is highly dependent on the performance of the stock market and the overall securities market turnover. According to the statistics of HKEx, the total annual trading turnover of securities market grew significantly from HK$21,440 billion in 2019 to HK$32,429 billion in 2024, representing CAGRs of 8.63%.

Chart 10 Total Turnover of Securities Market in Hong Kong, 2019-2024

Sources: HKEx

Impacted by the recovering global economic from the COVID-19 pandemic, the total net profits of all securities dealers and securities margin financiers for 2023 amounted to HK$ $28.5 billion, up 25% from 2022. The growth was attributable to an increase in gross interest income. In the first half of 2024, the total net profits was HK$19.0 billion, representing the growth rate of 50%.

Chart 11 Total Income and Net Profit of Hong Kong Securities Companies, 2019-2023

Source: Securities and Futures Commission of Hong Kong

In 2023, the contribution of net securities commission income was 8.5% to total income, slightly declined from 10.4% in 2022. Comparatively, the combined contribution of gross interest income and other income increased. In the first half of 2024, the net securities commission income was HK$9.1 billion, representing the half year growth rate of 13.97%.

Chart 12 The Income Composition of the Hong Kong Securities Industry, 2019-2023

Source: Securities and Futures Commission of Hong Kong

Note: Other Income comprises inter-company management fee income, advisory fees, asset management fees, underwriting fees and corporate finance income.

Consequently, the net securities commission income was impacted in 2023, indicating a decline rate of 15.3% in the same year.

Chart 13 Net Securities Commission Income in Hong Kong, 2019-2023

Source: Securities and Futures Commission of Hong Kong

Placing and Underwriting Services

The Placing and underwriting services are essential for fundraising activities in the capital market, and relevant service providers in Hong Kong are required to obtain an HKSFC license to carry on Type 1 regulated activity. Such placing and underwriting services providers are generally referred to as underwriters and placing agents. The main responsibility of both underwriters and placing agents is to act as an agent to identify potential investors to subscribe for securities of issuers and to acquire securities from selling shareholders, while underwriters are also involved in carrying out and organizing roadshows and other marketing activities during the book building process as well as involved in the pricing process of IPOs. The main revenue stream of the placing and underwriting services providers is the commission charged to clients from the provision of the placing and underwriting services which is calculated according to a predetermined commission rate that varies on a case-by-case basis and usually ranges from less than 1% to up to 20% of the value of securities being placed or underwritten.

According to the statistics of the HKSFC, in 2019, there were approximately 1,430 Type 1 financial institutions that provide the placing and underwriting services in Hong Kong. In 2024, the number of Type 1 financial institutions increased to 1,463, respectively, with a CAGR of about 0.46% since 2019. The placing and underwriting services market in Hong Kong is consolidated and dominated by the top market players who provide a wide range of investment banking services in addition to the placing and underwriting services. The other players in the market, being Category B and C participants, operate on a boutique scale and focus on the provision of several services.

The number of Mainland China companies listed on the Hong Kong Stock Exchange increased from 1,241 in 2017 to 1,478 in 2024 representing a CAGR of approximately 2.53% The increase in the number of Mainland Chinese Companies listed in Hong Kong may support the growth of funds raised through the Hong Kong stock market, facilitating the development of the placing and underwriting services market. With a general expectation of Hong Kong as the preferred listing destination due to the positive impacts brought by the recent regulatory reforms, an increasing number of small and medium-sized listing applicants will continue to present opportunities for the placing and underwriting services market in Hong Kong.

Competition Landscape of Securities Dealing and Brokerage Industry

To trade securities through the trading facilities of Hong Kong Stock Exchange, the participants must (among others) hold the Stock Exchange Trading Rights and be a Stock Exchange Participant. They should also be licensed corporations that can carry on Type 1 (dealing in securities) regulated activity under the SFO. They should also comply with the financial resources rules stipulated by the Financial Resources Rules (amendments) and the HKEx. As of 2024, there were 625 trading right holders registered in the Hong Kong Exchanges and Clearing Limited, which comprised 536 trading Exchange Participants, 77 non-trading Exchange Participants and 12 non-exchange participants. The participants are divided into 3 categories, “A’’, “B’’ and “C’’, based on market share, by the Stock Exchange:

(a)	Category A (brokerage firms ranking 1st to 14th, by proportion to total turnover);

(b)	Category B (brokerage firms ranking 15th to 65th, by proportion to total turnover); and

(c)	Category C (brokerage firms ranking after 65th, by proportion to total turnover).

The following chart illustrates the respective market shares of different categories of Stock Exchange Participants from 2019 to 2024.

Participants	2019	2020	2021	2022	2023	2024
	(%)	(%)	(%)	(%)	(%)	(%)
Category A	58	58.2	59	63.6	67.3	69.61
Category B	34	34.5	33.8	30.86	28.6	26.89
Category C	8	7.4	7.2	5.54	4.1	3.5

Source: HKEx

Hong Kong’s securities dealing and brokerage market is dominated by the 14 Stock Exchange Participants under Category A that accounted for approximately 69.6% market share in terms of turnover for 2024. The market share of Stock Exchange Participants under Category B and Category C have experienced a decrease from approximately 34% and 8%, respectively, in 2019 to approximately 26.9% and 3.5%, respectively, in 2024, while the market share the Stock Exchange Participants under Category A has recorded an increase from approximately 58.0% in 2019 to approximately 69.6% in 2024.

For the year ended December 31, 2024, StormHarbour Securities (Hong Kong) Limited was ranked as a “Category C” broker by the Stock Exchange.

Corporate Financial Advisory Service

The licensed corporation conducting Type 6 regulated activity, referred as investment banking. The main functions of a type 6 licensed corporation are acting as sponsor for listing applicant in an initial public offering, advising on the codes on Takeovers and Mergers and Share Repurchases and advising listed companies on compliances of Listing Rules. The service income will grow as the number of the listed companies in Hong Kong increase.

Hong Kong is experiencing a recovery from the COVID-19, Hong Kong’s economy had maintained a moderate growth rate, and the number of companies choosing to list in Hong Kong has also increased from 2019 to 2024. With the increasing number of listed companies, the demand for financial advisory services is also increasing. From 2019 to 2024, the number of listed companies raised from 2,449 to 2,631, with the CAGR of 1.44%.

Chart 14 No. of listed companies in Hong Kong, 2019-2024

Source: Hong Kong Stock Exchange

Under the legal framework in Hong Kong, corporate financial advisory service providers are required to fulfill the licensing requirements imposed by the HKSFC and the cost for new entrants to comply with and fulfil licensing conditions and ongoing regulatory requirements is high. All corporations and individual acting as financial intermediaries must be authorized by the HKSFC through the licensing system that it operates. Through licensing, the HKSFC regulates the financial intermediaries of licensed corporations and individuals that are carrying out the regulated activities, including dealing in securities and advising on corporate finance.

Asset Management Services

Asset management refers to the investment advisory and management of investment funds and securities by holding the licenses to carry on Type 4 (advising on securities) and Type 9 (asset management) regulated activities.

Major market players engaging in the asset management business in Hong Kong comprise licensed corporations (such as securities firms or asset management companies licensed by the HKSFC), registered institutions (such as banks or deposit-taking companies engaging in the asset management business), and insurance companies. According to the Asset and Wealth Management Activities Survey 2023 published by the HKSFC in July 2024, the asset management business conducted by HKSFC-licensed corporations and banks (covering retail, institutional, pension, private and other funds and mandates) grew by 2.9% to HK$20,675 billion in 2023.

According to the statistics of the HKSFC, 2,002 and 2,212 licensed corporations, 94 and 34 registered institutions, 5,549 and 5,592 responsible/approved officers for Type 4 (advising on securities) and Type 9 (asset management) regulated activity as of 2024. The number of licensed responsible/approved officers to carry on Type 4 and Type 9 licenses increased from 4,415 and 4,435 in 2019 to 5,549 and 5,592 in 2024, at a CAGR of approximately 4.68% and 4.75%.

According to the Asset and Wealth Management Activities Survey 2023 published by the HKSFC in July 2024, the asset management business is the core component of the combined funds management business in Hong Kong, and more than half of this business is managed in Hong Kong. Due to the volatile year, the amount of assets managed in Hong Kong decreased slightly to HK$11,292 billion in 2023 from HK$11,436 billion in 2022. The proportion of the overall assets being managed in Hong Kong accounted for 55.0% in 2023.

Chart 15 Asset Management Business by Location of Management, 2019-2023

Source: Securities and Futures Commission of Hong Kong

According to the Asset and Wealth Management Activities Survey 2023 published by the HKSFC in July 2024, managers in Hong Kong are skilled and experienced in investing across Asia. Hong Kong and the PRC continued to be the main investment destinations in 2023 with a share of 40% in assets managed in Hong Kong, decline from 2022 which was 45%. The allocation of more assets to other regions was mainly due to the relatively sluggish performance in the PRC and Hong Kong markets in 2023.

Chart 16 Asset Management Business by Geographical Distribution of Investment, 2022-2023

Source: Securities and Futures Commission of Hong Kong

Wealth Management Services

In general, wealth management refers to integrated services which incorporate financial and investment advice, insurance services, retirement planning, legal or estate planning services to the client. Asset management refers to the active management of an investor’s portfolio by a licensed financial services company, usually an investment bank. Asset management can also be part of a wealth management plan offered by financial institutions.

The wealth management industry in Hong Kong has experienced a steady growth in recent years, despite the global pandemic in 2019. The multi-currency, multi-dimensional financial market infrastructure in Hong Kong has continued to develop over the years and as such, has enabled financial institutions to perform real-time transactions of the major foreign currencies, including Renminbi, in diversified financial intermediation channels, in which could help reduce the dependence on a particular trading channel and hence minimizing the risk of systematic problems.

The demand for asset management services, especially the demand for discretionary asset management services, is expected to continue to grow in Hong Kong, for: (i) the unwillingness of investors to devote substantial time and effort in connection with making day-to-day investment decisions; (ii) engaging of asset managers time-constrained locals and Mainland China high-net-worth or institutional clients are able to delegate the investment process to a qualified and competent asset manager who is able to spontaneously and efficiently act on available real-time information; (iii) the comfort of access to better investment opportunities through the professional portfolio or fund managers; and (iv) discretionary account managers are generally more proactive in seizing investment opportunities at better offers, as they are incentivized through the performance-driven compensation mechanism of a percentage fee of the assets under management.

According to the Asset and Wealth Management Activities Survey published by the HKSFC in July 2024, the asset and wealth management business in Hong Kong amounted to increase from approximately HK$28,769 billion in 2019 to approximately HK$31,193 billion in 2023, representing a CAGR 2.04%. The following chart illustrates a breakdown of the asset and wealth management business’ assets related in Hong Kong by major market players from 2019 to 2023.

Chart 17 Composition of the asset and wealth management business by the type of business, 2019-2023

Source: HKSFC

The private wealth management business includes both the private banking business of registered institutions and private client funds of licensed corporations and registered institutions. Impacted by the recovering global economic from the COVID-19 pandemic, investments sourced from private banking business (HK$7,518 billion) and private client funds (HK$1,504 billion) in Hong Kong amounted to HK$9,022 billion in 2023, registering an increase of 0.6% from 2022.

Chart 18 Private Wealth Management Business, 2019-2023

Source: Securities and Futures Commission of Hong Kong

BUSINESS

Overview

Sibo is an exempted limited liability company incorporated under the laws of the Cayman Islands on December 11, 2018. As a holding company with no material operations of its own, Sibo conducts its operations solely conducted by its subsidiary, StormHarbour HK, a limited liability corporation incorporated in Hong Kong SAR and licensed by the HKSFC (SFC CE No. AUK151). Sibo indirectly owns 100% equity interests in StormHarbour HK through Buckwheat Investments, a limited liability corporation incorporated in British Virgin Islands.

StormHarbour HK, established in 2009, is a financial advisory firm with a rich history and evolving structure. Since March 2010, StormHarbour HK has been licensed by the HKSFC for Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 6 (Advising on Corporate Finance) regulated activities. Additionally, since June 2016, StormHarbour HK has been licensed by the HKSFC for Type 9 (Asset Management) regulated activities. The core business of StormHarbour HK is rooted in Capital Markets services, with recent expansions into Asset Management services. StormHarbour HK’s geographical focus encompasses key markets in the Asia Pacific region, including Mainland China, Hong Kong, South Korea, Oceania, and Southeast Asia.

StormHarbour HK, originally part of StormHarbour Group, founded in 2009, underwent a significant transformation in 2019 when its founding partner led a management buyout of the Hong Kong office. Since this buyout, StormHarbour HK has operated independently, while continuing to use the StormHarbour brand. This unique position allows StormHarbour HK to focus on providing tailored services to the Asia Pacific region.

In recent years, StormHarbour HK has strategically focused on Environmental, Social, and Governance (“ESG”) developments, reflecting its commitment to sustainable finance. In 2023, StormHarbour HK partnered with Climate Finance Asia Limited, a leading consultancy firm established in 2008, specializing in sustainable finance across Hong Kong, Singapore, and Japan. This collaboration led to the launch of 1.5C ESG Focused Hedge Fund, a private OFC Umbrella Sub-Fund formed under the laws of Hong Kong owned by StormHarbour Fund Services 2 OFC, which integrates ESG considerations into its investment strategy. The fund rigorously evaluates each stock’s ESG factors, assessing sustainability and ethical criteria, including environmental aspects like climate change impact, carbon footprint, pollution control, resource efficiency, and biodiversity conservation. It also considers social elements such as labour practices, human rights, diversity, and community relations, alongside governance factors like board structure, executive compensation, business ethics, and shareholder rights. Additionally, StormHarbour HK has collaborated with Carbon Neutral Pty Ltd., an Australian carbon offset provider, and Vericap Pte Ltd, a platform established in Singapore for sourcing and managing carbon investments, to advance carbon credit-related projects, further reinforcing its dedication to ESG initiatives.

StormHarbour HK’s professional and sophisticated financial service capabilities have earned us a strong reputation and recognition from our clients. Over the past three years from January 1, 2022 to December 31, 2024, StormHarbour HK has successfully raised more than $900 million for clients with various transaction types, including loans and equity sale. This achievement highlights our structuring and execution capabilities.

StormHarbour HK operates under a lean and asset-light business model, which is a strategic approach that leverages minimal use of its own capital to generate revenue. Unlike traditional commercial banking, which relies heavily on extensive balance sheet assets, StormHarbour HK derives income primarily through service-based fees and commissions, including those received as an introducing broker. This flexible structure is particularly advantageous in uncertain financial market conditions, enabling StormHarbour HK to swiftly adapt to market dynamics without being burdened by significant capital commitments.

StormHarbour HK integrates various aspects of investment banking, including Capital Markets and Asset Management. In Capital Markets, we focus on private equity, private debt fundraising, and financial advisory services. In Asset Management, we offer a range of services including fund management, investment solutions, wealth management, and private bank account advisory.

Our Products and Services

StormHarbour HK operates through two primary business lines:

Capital Markets

Our Capital Markets division offers independent advisory and execution services in the private debt and equity capital markets to financial institutions and corporate clients. The division’s services can be categorized into two key areas:

(1)	Advisory services, which include (i) mergers and acquisitions: StormHarbour HK advises clients on mergers, acquisitions, and corporate restructuring. StormHarbour HK helps assess the value of companies, negotiate the terms and facilitate the process, and (ii) strategic advisory: StormHarbour HK provides insights on corporate strategy, market entry, and competitive positioning, helping clients make informed business decisions.

(2)	Capital raising, which includes (i) equity financing: StormHarbour HK assists companies in raising capital through private placement of equity. StormHarbour HK helps determine the offering price, structure the deal, and make the equity placement to investors, and (ii) debt financing: StormHarbour HK facilitates the issuance of bonds and other debt instruments, advising on structuring, pricing and selling these securities to investors.

Our team leverages extensive experience in complex, credit-intensive transactions to deliver tailored solutions, including debt capital markets advisory, corporate finance execution, and structuring of both traditional and alternative funding solutions. The Capital Markets division benefits from a deep well of expertise across various asset classes, a team of seasoned transactional bankers, and robust global distribution capabilities. We have been actively involved in sectors such as Financial Institutions, Infrastructure & Renewable Energy, and Real Estate, among others. Our specialized teams also cover Transportation, Oil & Gas, Mining, and Tech & Media sectors, contributing significantly to our Capital Markets and advisory revenues.

Asset Management

StormHarbour HK offers a comprehensive suite of asset management services, primarily focused on managing investments on behalf of clients to help them achieve specific financial objectives. Our key offerings include:

●	Portfolio management, which includes (i) investment strategy development: our team works with clients to create tailored investment strategies based on their financial goals, risk tolerance, and investment horizon; and (ii) risk management: we utilize analytics and risk assessment models to monitor portfolio risks and ensure alignment with clients’ risk profiles.

●	Investment research and analysis, which includes (i) market analysis: we conduct research to analyze market trends, economic indicators, and sector performance, and (ii) security selection: we evaluate individual securities (e.g., stocks and bonds) to identify opportunities based on valuation, growth potential, and risk.

●	Wealth management services, which include (i) comprehensive financial planning: we help clients with estate planning, tax optimization, and retirement planning, and (ii) family office services: we offer tailored solutions for high-net-worth individuals and families.

We offer a range of asset management products, including:

(1)	Launched and operational product. 1.5C ESG Focused Hedge Fund

1.5C ESG Focused Hedge Fund picks outperforming public equities and apply negative screening based on ESG factors. It provides investors with liquid, high return & thematic investment opportunities.

(2)	Upcoming products. Hong Kong High Yield Mortgage Fund, China Property Alternative Credit Fund, and Co-Living Fund.

Hong Kong High Yield Mortgage Fund will invest in mortgages backed by high-end commercial and residential properties in Hong Kong. The Fund aims to participate in mezzanine and senior loan financing, which will carry higher coupon and higher return than common senior loan, and has well designed downside protection mechanism for investors.

China Property Alternative Credit Fund focuses on real estate, infrastructure, alternative energy and healthcare sectors in Mainland China and Hong Kong. The Fund aims to provide mezzanine financing for Real estate mezzanine for 1) development, redevelopment, and acquisition opportunities of commercial real estates, data centers, logistics properties, industrial parks, hospitality properties, senior house, education and healthcare facilities in key business districts; 2) residential property projects; 3) real estate debts issued by reputable residential property developers, and brand developers & property investment companies of data centers, logistics properties, industrial parks, hospitality properties, senior house, education and healthcare facilities; and 4) wide range of asset-light businesses covering the upstream & downstream of real estate value chain (including asset management, property management, real estate brokerage and real estate consultancy etc.).

Co-Living Fund is a property fund targeting on co-living needs of foreign students and young professionals in Hong Kong. Hong Kong’s co-living market demand is driven by overseas/mainland students and young professionals who seek education and employment opportunities in Hong Kong.

StormHarbour HK is devoted to providing independent investment management services that leverage our access to a wide range of products in the global market and robust analytical capabilities. Our multi-class, cross-industry asset management platform offers:

●	Collective investment schemes and managed accounts across:

o	Energy sector funds

o	Fixed-income strategies

o	ESG secondaries

o	Real-estate vehicles

●	Proven track record in structuring, launching and administering Cayman Islands and Hong Kong private funds

●	Strategic partnerships with fund advisers and industry specialists to deliver bespoke solutions and drive superior, risk-adjusted returns

These products are designed to help clients achieve targeted financial outcomes. Drawing on our team’s cross-sector expertise, independent structure, and robust analytical capabilities, we are able to design and manage bespoke investment strategies that align with clients’ risk profiles, objectives, and time horizons.

In response to evolving client investment needs, StormHarbour HK is one of the few asset managers that combines ESG expertise with advanced data-driven stock-picking processes. Our asset management team analyzes historical data, evaluates asset performance, and identifies patterns and trends to support informed investment decisions. In addition, we provide advisory on private banking services, including asset allocation, strategic currency management, and supervision of private banking assets.

Service Fees

We generate revenue through commission for our Capital Markets services as well as management fee and carried interest for our Asset Management services.

Capital Market Transaction

StormHarbour HK has been licensed by the HKSFC for Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) regulated activities since March 2010 and can provide private debt placement, private equity placement, investment advisory as well as corporate financing services to individual professional investors, corporate professional investors and institutional investors. StormHarbour HK provides independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate financing advisory services at reasonable costs. StormHarbour acts as financial advisor to the clients and advise them on the financing structure and terms of proposed transactions and compliance matters.

For our services in capital market transaction, we charge clients advisory fee according to the type, amount, complexity of the transactions and expected manpower requirements.

The fee structure agreed with our clients for providing financial advisory services varies depending on the nature of the mandate. We may also charge clients retainer at the commencement of our work to cover the costs of human resources. Typically, we charge the service fee on a successful basis, and it is determined by following fee structure:

Types	Fees	Services
Success Fee

The success fee rate we charge usually depends on the size of the financing transaction and our assessment of its complexity. Generally, if the fundraising amount is large, we charge a lower rate; conversely, for smaller fundraising amounts, we apply a higher rate to reflect the resources required. We also consider the perceived difficulty of closing the transaction—lower perceived difficulty may result in a lower rate, while higher perceived difficulty may lead to a higher rate. In most cases, the success fee we charge ranges between 1% and 3%. The client who obtains the financing proceeds typically pays the success fee.

Provide advisory on capital raising transactions. StormHarbour HK advises clients on financing structure and proposal, preparing marketing materials, introducing investor, building financial model, establishing data room, and organizing roadshow for clients.

Flat Fee	USD 100,000 - USD 600,000, no matter the transaction is closed or not eventually.	Provide financial advisory services to clients on M&A transactions. StormHarbour HK acts as financial advisor and advise clients on the financing structure and terms and help clients negotiate with counterparty.

Asset Management Services

StormHarbour HK has been licensed by the HKSFC for Type 9 (Asset Management) regulated activities since June 2016. Our seasoned asset management team designs, builds, and launches investment platforms and fund products to meet the needs of investors with different risk preference and return requirements. At this point, we focus on fixed income funds, equity funds and private equity fund and our long-term goal is to build a product line with a wider range of options, including public and private equity funds, active and passive funds, traditional and alternative funds.

StormHarbour HK asset management team also provides professional and comprehensive services including investment vehicle establishment, trade execution, and investment exit to clients.

The fee generated from asset management services is determined by following fee structure:

Types	Fees	Services
Management Fee	1.0% - 2.0% of assets under management (AUM), payable per annum	StormHarbour HK acts as the General Partner and investment advisory or investment manager of the funds, and provide asset management services.
Carried Interest	Upon exit of the fund, 15% - 20% of the portion exceeding the cumulative distributions to clients which is sufficient to provide clients with agreed internal rate of return (IRR).	The Carried Interest is share of the profits of an investment paid to StormHarbour HK as the General Partner and investment manager.

Development of New Services and Products

As part of its strategic evolution, StormHarbour HK has prioritized end-to-end digital transformation across its operations, leveraging technology to enhance efficiency, client experience, and scalability. While these initiatives are still at an early development stage, we have achieved certain preparatory milestones, including:

●	Formalizing technical feasibility assessments with selected technical partners for the digitalization process;

●	Engaging compliance professionals to conduct preliminary validation of proposed digital solutions against SFC record-keeping requirements.

Planned key initiatives for business digitalization include:

●	Development of technology-powered deal sourcing and execution tools that utilize algorithms to analyze market data, identify high-potential investment opportunities, and automate the preparation of marketing materials to reduce repetitive tasks and improve consistency;

●	Deployment of digital KYC and client onboarding platforms that integrate analyses of client transaction patterns, sanction lists, and adverse media to identify and flag high-risk accounts;

●	Introduction of a data-driven pricing benchmarking system that aggregates and analyzes historical transaction comparables and evaluates deal multiples and financing terms; and

●	Implementation of algorithmic deal distribution tools that optimize capital raising by pairing issuers and investors based on historical investment preferences, ESG criteria, and liquidity constraints.

In response to the growing global demand for carbon neutrality, StormHarbour HK is also in the process of launching a dedicated carbon credit brokerage desk. Development activities are ongoing, and we have begun building a pipeline of potential transactions by leveraging our existing carbon market expertise. In addition, we are actively engaging in discussions with carbon project developers and managers to explore potential partnerships and conducting market sounding to assess demand. Planned service offerings include:

●	Partnering with verified nature-based and technology-driven carbon offset projects;

●	Providing price discovery and execution services for standardized carbon credit contracts using proprietary valuation methodologies; and

●	Offering cross-sell opportunities to corporate clients seeking to meet decarbonization goals.

Our Competitive Strengths

We believe that the following strengths contribute to StormHarbour HK’s success and differentiate it from its competitors:

●	Global Market Connectivity. We reinforce our position as a distinguished advisor with broad expertise through our diverse client base. We pride ourselves on being a trusted advisor to a diverse range of clients, including corporations, financial institutions, and sponsors. Our reputation for excellence and reliability across various sectors underscores our commitment to delivering tailored solutions that meet the unique needs of each client.

●	Broad Execution Capabilities. We ensure we can tackle sophisticated financial challenges effectively through our broad execution capabilities. We are dedicated to pursuing and engaging in innovative and complex advisory and financing assignments within non-commoditized markets. Our team excels in identifying and capitalizing on unique opportunities that require advanced execution capabilities.

●

Client-focused Business Model. We deliver tailored solutions that align with our clients’ goals through our client-centric approach. Our asset light, conflict-free business model is designed to revolve around our clients’ interests. We prioritize creating value for our clients through unbiased advice and personalized service.

●	Seasoned Team. We enhance our ability to provide top-tier financial solutions through the seasoned expertise of our team. Our team comprises senior industry and product veterans with extensive experience at some of the world’s largest financial institutions. Their deep expertise and leadership skills drive our success and enable us to navigate complex financial landscapes with confidence.

●	Integrity and Transparency. We strengthen our client relationships and market reputation through our commitment to integrity and ethical conduct. In today’s evolving market environment, our value proposition is rooted on integrity and ethical conduct, which are central to our partnership culture. We are dedicated to upholding the highest standards of professionalism and transparency, strengthening our clients’ trust and confidence in the services we provide.

●	Customized Approach. We meet our clients’ specific needs with precision and innovation through our customized approach. We provide tailored analysis and real-time market insights to drive our recommendations and execution. Our track record of successfully structuring and executing various challenging and cutting-edge transactions demonstrates our ability to adapt and deliver customized solutions.

●	Robust Operating Platform. We uphold our commitment to excellence and regulatory adherence through a robust operating platform. Our relentless focus on control, audit, and regulatory compliance ensures we maintain the highest standards across our global operations. We invest in advanced systems and processes to support effective governance and risk management, providing our clients with the assurance that their transactions are handled with the utmost care and accuracy.

Growth Strategies

We aim to consolidate our current market position in Hong Kong, bolster our competitive edge, and expand our financial advisory services for institutional clients. Since StormHarbour HK’s independence from StormHarbour Group, we have successfully built a sound asset management team to offer premium access to investors both in the primary and secondary markets. In addition, leveraging our long-term cooperation relationships with leading ESG advisors in the region, we have been evolving product offerings in response to our client’s increasing needs for sustainability requirements, given improving understanding of the significance of sustainable behavior to investment. Furthermore, we are one of the few fund managers who combine ESG domain knowledge and have successfully launched ESG focused hedge fund. We aim to implement the following strategies to achieve business growth objectives:

●	Further Diversify Service Offerings. We strive to expand services to include wealth management, retirement planning, and risk management tailored to regional clients. Partnering with our ESG partners, we expect to introduce more ESG advisory services and explore more ESG related investment opportunities to attract socially conscious investors.

●	Develop Deep Technology Investment Platform. Building on our existing capabilities and experience in advanced investment strategies, we will further develop proprietary data-driven investment tools and expand our range of investment products powered by deep technology. By leveraging sophisticated analytical techniques, we will process substantial volumes of data, identify patterns and trends, assess market movements and asset performance, and tailor investment strategies to align with clients’ risk tolerance, investment objectives, and preferences.

●	Talent Development. We believe that the employees are critical to our continued growth. We aspire to be a full-service financial services provider, so it is important that we have a team of experts in the field of securities dealing, corporate finance, investment advisory, and asset management. We strive to attract and retain skilled individuals with management, financial, sales, marketing, and technological experience by offering competitive compensation packages that include, but are not limited to, an equity incentive plan.

●	Strategic Partnerships. We are keen to collaborate with banks, insurance companies, fintech companies and other financial institutions to expand service offerings and customer reach.

Marketing

Our marketing efforts rely on the strong reputational network of our senior management team and brand recognition within the industry. StormHarbour HK’s managing directors and senior executives maintain deep-rooted connections with private equity sponsors, family offices, and corporate C-suite leadership across key markets. These relationships enable access to off-market deal sourcing opportunities and exclusive mandates. We also benefit from client referrals and word-of-mouth endorsements, which serve as an effective branding channel.

Customers

We are specialized in private debt and private equity financing solution, providing expertise in pricing and structuring with extensive distribution capabilities in the Asia Pacific region including Mainland China, Hong Kong, South Korea, Oceania and Southeast Asia. Our activities are concentrated in these regions, which together represent the entirety of our operational footprint. For the fiscal year ended December 31, 2023, 100% of our revenue was generated from Hong Kong. For the fiscal year ended December 31, 2024, 99% of our revenue was derived from Hong Kong and 1% from Mainland China. Our clients include a broad range of institutional investors such as asset managers, hedge funds, private equity funds, banks, family offices, and sovereign wealth funds.

Our diverse client base is spread across various industries and ranges from project development sponsors to prominent multinational companies, such as: (i) AON, a Fortune 500 company; (ii) Forte Land, a major real estate developer that is part of a leading Chinese conglomerate; (iii) Legend Holdings, a top-tier Chinese conglomerate and parent company of Lenovo, a globally recognized consumer electronics and personal computer manufacturer; and (iv) Sinarmas Land Limited, a Southeast Asian investment holding firm with operations in Indonesia, China, Malaysia, and Singapore.

Our sales team has cultivated deep relationships with many of the world’s largest and most influential market participants, through years of thoughtful dialogue and exemplary service. These customers value our unique, actionable insights and our ability to provide transparent execution services. During the past three years from January 1, 2022 to December 31, 2024, StormHarbour HK entered into engagement with 44 clients, providing them with various services including financial advisory, investment advisory, asset management and brokerage.

In the fiscal year ended December 31, 2023, we did not generate any revenue from clients located in Mainland China. In the fiscal year ended December 31, 2024, we generated revenue of HK$0.7 million (approximately US$0.09 million) from one client located in Mainland China, which represented approximately 1% of our total revenue for the year.

Given the nature of our business, we derived a substantial portion of our revenue from a small number of key clients. This stems from our commitment to cultivating deep, personalized relationships with institutional investors, which can lead to reliance on a few significant clients for a substantial portion of our revenue. In addition, the tailored nature of our advisory services means that we focus on a select group of clients whose complex financial needs require dedicated attention and resources.

We had a concentration of revenue of 98% and 100% from the five largest customers, all of whom are based in Hong Kong, for the year ended December 31, 2024 and 2023, respectively. The following table outlines the concentration of each of the top five customers compared to our total revenues:

	Fiscal Year Ended December 31,
	2024	2024	2023	2023
	$’000%		$’000%
Fortune Hill Development Limited	3,963	57%	426	15%
South Hill (Hong Kong) Limited	1,346	20%	1,540	56%
Manpower Corporation Limited	731	11%	-	-
Molto Fortune Limited	423	6%	-	-
United Treasure (Hong Kong) Limited	295	4%	-	-
RLC (Tin Hau) Limited	-	-	689	25%
Right Line Company Limited	-	-	84	3%
StormHarbour Fund Services OFC	-	-	16	1%
Total	6,758	98%	2,755	100%

For the fiscal year ended December 31, 2024, our three largest customers represent approximately 57%, 20%, and 11% of total revenue. Below table outlines the list of our top three largest customers for the fiscal year ended December 31, 2024.

	Fiscal Year Ended December 31, 2024
	$’000%
Fortune Hill Development Limited	3,963	57%
South Hill (Hong Kong) Limited	1,346	20%
Manpower Corporation Limited	731	11%

On October 5, 2018, StormHarbour HK entered into an Introducing Broker Agreement with Molto Fortune Limited, pursuant to which StormHarbour HK agreed to introduce potential lenders for financing transactions involving the client. Under the agreement, StormHarbour HK is entitled to a commission equal to 1.5% of the total gross proceeds of the loan facility. In an addendum dated October 21, 2024, the parties agreed to extend a financing arrangement originally due in November 2024 for three years to November 8, 2027, under substantially unchanged terms. The amended arrangement includes a commission equal to 1.25% of the original total gross proceeds of the loan facility.

On February 16, 2023, RLC (Tin Hau BVI) Limited entered into an Engagement Letter with StormHarbour HK. Under this agreement, StormHarbour HK was engaged to act as a broker to introduce potential lenders for a secured loan backed by a property in Hong Kong. In return, StormHarbour received an upfront fee, a success fee, and a fixed fee based on the services rendered.

On January 24, 2024, Manpower Corporation Limited entered into an Introducing Broker Agreement with StormHarbour HK. Under this agreement, StormHarbour HK will introduce potential lenders to Manpower for financing transactions. Manpower is required to pay StormHarbour HK a commission equal to 2.5% of the total gross proceeds raised for each completed transaction. StormHarbour acts strictly as an introducing broker, with no advisory or fiduciary responsibilities. Manpower and its affiliates are prohibited from circumventing StormHarbour HK to avoid commission, and any breach requires indemnification for lost commission and related expenses. The agreement is non-exclusive, contains no non-compete, and requires both parties to comply with all applicable laws and maintain confidentiality, with assignment prohibited without mutual written consent. StormHarbour HK’s liability is limited to fees received for the relevant services, except in cases of willful misconduct or fraud, and it is not liable for indirect or consequential damages. The agreement is governed by Hong Kong law with exclusive jurisdiction in Hong Kong courts.

From 2022 to 2024, StormHarbour HK entered into a series of introducing broker agreements with Fortune Hill Development Limited, South Hill (Hong Kong) Limited, and United Treasure (Hong Kong) Limited (collectively, the “Clients”). Under these agreements, StormHarbour HK acts as an introducing broker to facilitate financing, refinancing, and certain sale or disposal transactions involving the Clients’ real estate assets. The agreements provide that StormHarbour HK will use reasonable efforts to introduce potential investors to the Clients for the purpose of entering into such transactions. In consideration for these services, the Clients are required to pay StormHarbour HK a commission and, in certain cases, a syndication fee, calculated as a percentage of the total gross proceeds of each transaction. The agreements also include customary terms regarding exclusivity for a limited period, confidentiality, compliance with applicable laws, non-circumvention, indemnification, and termination rights. The agreements limit StormHarbour HK’s liability to fees received (except for willful misconduct or fraud) and are governed by Hong Kong law.

See “Business – Service Fees” for more information about the commission fees we generate from our Capital Market services as well as management fee and carried interest we generate from our Asset Management services.

Sourcing and Suppliers

Currently, our suppliers majorly comprise two categories: service fee and commission. For the year ended December 31, 2023, two service suppliers made up more than 10% of our total cost of sales, accounting for 43% and 17% respectively. For the year ended December 31, 2024, one service provider made up more than 10% of our total cost of sales, accounting for 69%.

We generally enter into Fee Arrangement Agreements with our service providers for the provision of various financial, consultancy, and legal services. Below is a brief introduction to each contract type: (1) service fee: These contracts are entered into for arranging financial facilities such as loan agreements. The service fees are typically calculated based on a percentage of the total facility, and the purpose is to provide consultancy services related to loan arrangements or financial structuring; (2) commission: These contracts are entered with our employees and advisors for deal sourcing, deal structuring and deal sales. The commission is typically calculated based on a percentage of net revenue income after deducting service fee paid to service providers.

Seasonality

Seasonality does not materially affect our business or operating results. Historically, we have experienced fluctuations based on trading volume of our key clients. See “Risk Factor – Risks Related to Our Business and Industry – We derived a substantial portion of revenue from a small number of key clients.” Our revenue also depends substantially on our clients’ trading volumes, which are influenced by the general trading activities of the market, see “Risk Factor – General Risk Factors – Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

Intellectual Property

As of the date of this prospectus, we do not currently own any patents, trademarks, or copyrights. We have a registered domain name (www.stormharbour.com.hk).

Licenses and Certificates

As of the date of this prospectus, we believe we are not in violation of any of the laws and regulations listed applicable to our operations in Hong Kong. However, complying with applicable legal and regulatory requirements can be highly technical and subject to varying interpretations. We may, from time to time, become aware of instances where our products and services have not fully complied with requirements under applicable laws and regulations. When we become aware of such an instance, whether as a result of our compliance reviews, regulatory inquiry, consumer complaint or otherwise, we generally conduct a review of the activity in question and determine how to address it, such as modifying the product, providing refunds or taking other remedial actions.

To comply with applicable laws and regulations, our HK Subsidiaries, and StormHarbour HK have obtained the following certificates, licenses and permits as of the date of this prospectus.

Company	License/Permit	Issuing Authority	Effective Date	Expiration Date	Licensing Conditions
The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

StormHarbour Securities (Hong Kong) Limited	Type 1: Dealing in Securities	Hong Kong SAR	March 18, 2010	No expiration date	The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

StormHarbour Securities (Hong Kong) Limited	Type 4: Advising on Securities	Hong Kong SAR	March 18, 2010	No expiration date	The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

StormHarbour Securities (Hong Kong) Limited	Type 6: Advising on Corporate Finance	Hong Kong SAR	March 18, 2010	No expiration date

The licensee shall not advise on matters/transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Repurchases issued by the Commission.

The licensee shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities.

StormHarbour Securities (Hong Kong) Limited	Type 9: Asset Management	Hong Kong SAR	June 23, 2016	No expiration date

The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the Securities and Futures Ordinance.

The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the Securities and Futures Ordinance and its subsidiary legislation.

StormHarbour Securities (Hong Kong) Limited	Business Registration Certificate	Hong Kong SAR	October 22, 2024	October 21, 2025	N/A

Human Capital

As of December 31, 2024, we had a total of 9 full-time employees and 8 contractor employees in Hong Kong to support StormHarbour HK’s business operations. The following table sets forth the number of our employees by function as of December 31, 2024.

Function	Number of Employees	Percentage
Finance, Admin & Support	2	12%
Legal and Compliance	1	6%
Capital Markets	6	35%
Structuring and Execution	1	6%
Asset Management	7	41%
Total	17	100%

StormHarbour HK enters into standard labor or consulting contracts with its key employees. The labor contract with its key personnel typically includes a confidentiality covenant that requires employees to protect its confidential information during and after their employment.

None of our employees are subject to collective bargaining agreements. As required by laws and regulations in Hong Kong, we contributed to mandatory provident fund under the Mandatory Provident Fund Schemes Ordinance (Cap. 485 of the laws of Hong Kong). Also, StormHarbour HK provides medical benefits to the staff. We consider our relations with its employees to be good, and we have never experienced a strike or significant work stoppage.

Facilities

Our corporate headquarters are located at Suite 3210-11, Champion Tower, Three Garden Road, Central, Hong Kong. Our total office space at the principal office is approximately 2,929 square feet.

Location	Type of Right	Area	Usage	Term
Suite 3210-11, Champion Tower, Three Garden Road, Central, Hong Kong	Lease	Approximately 2,929 square feet.	For office use.	3 years commencing on December 1, 2024 and expiring on November 30, 2027 (both dates inclusive)

Our tenancy agreements are duly stamped. We intend to renew our leases upon their expiration. We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Insurance

As of the date of this prospectus, we have purchased asset manager liability insurance coverage for StormHarbour HK. The current term of coverage is from August 25, 2024 to August 24, 2025. The policy includes Directors and Officers Liability coverage, with a maximum limit of USD5,000,000, and an aggregate cap of USD5,000,000 for the entire coverage period.

We have purchased a Business Insurance Policy insured by AIG Insurance Hong Kong Ltd, effective from March 11, 2025 to March 10, 2026. Through this Business Insurance Policy, we have purchased “property all risks” insurance coverage for Suite 3210, 32/F, Champion Tower, 3 Garden Road, Central, Hong Kong, our corporate headquarters. This policy provides comprehensive protection for properties stored at these locations against a range of risks, including among others, water damage, flood, typhoon, windstorm, theft, burglary, fire and landslip. Each event is covered up to a maximum liability of HK$100,000,000 (approximately $12,820,513). We have also purchased employees’ compensation insurance through this Business Insurance Policy. The compensation insurance policy insures all employees. Each event is covered up to a maximum liability of HK$100,000,000 (approximately $12,820,513).

Same for the above, we do not maintain any other liability insurance. We plan to review and renew existing insurance coverage before the expiration, to ensure that our coverage remains adequate and relevant to our operational needs and legal obligations. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

REGULATIONS

Hong Kong Regulations

Currently, all of our business operations are conducted in Hong Kong through StormHarbour HK. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Licensing And Registration Under The SFO Administered By The HKSFC

The HKSFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The HKSFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the HKSFC with multiple roles and sets out its regulatory objectives, including:

(i)	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(ii)	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

(iii)	to provide protection for members of the public investing in or holding financial products;

(iv)	to minimize crime and misconduct in the securities and futures industry;

(v)	to reduce systemic risks in the securities and futures industry; and

(vi)	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

The HKSFC is one of the four financial regulators in Hong Kong charged with oversight of finance and investing, but it is the only Hong Kong financial regulator that is given the mandate to educate the investing public.

Following the enactment of the Securities and Futures (Amendment) Ordinance 2012, the Investor Education Centre (now known as the Investor and Financial Education Council) was formed as a HKSFC subsidiary to educate the public on a broad range of retail financial products and services.

Licensing regime under the SFO

Under the SFO, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity must be licensed under the relevant provisions of the SFO to carry on that regulated activity, unless any exemption under the SFO applies. This applies to a corporation carrying on a business in a regulated activity and to any individuals acting on behalf of that corporation in carrying on such activities, as further described below. It is an offense for a person to conduct any regulated activity without the appropriate license issued by the HKSFC.

Further, if a person (whether by itself or another person on his behalf, and whether in Hong Kong or from a place outside of Hong Kong) actively markets to the public in Hong Kong any services that it provides and such services, if provided in Hong Kong, would constitute a regulated activity, then that person is also subject to the licensing requirements under the SFO.

Types of regulated activities

Schedule 5 to the SFO stipulates 13 types of regulated activities, namely:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

Type 11: Dealing in OTC derivative products or advising on OTC derivative products

Type 12: Providing client clearing services for OTC derivative transactions

Type 13: Providing depositary services for relevant collective investment schemes

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong and the licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the HKSFC.

Responsible Officers

In order for a licensed corporation to carry on any of the regulated activities, it must appoint no less than two responsible officers (the “Responsible Officers”) for each regulated activity conducted by a licensed corporation, at least one of whom must be an executive director, to supervise each regulated activity. The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously, provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and can demonstrate that there is no conflict of interest if he/she carries on the regulated activities concurrently.

An “executive director” of a licensed corporation is defined under the SFO as a director of the corporation who (a) actively participates in or (b) is responsible for directly supervising, the business of a regulated activity or activities for which the corporation is licensed. Every executive director of the licensed corporation who is an individual must apply to the HKSFC to be approved as a responsible officer of such licensed corporation in relation to the regulated activities.

StormHarbour HK appointed Chung Wing Water Cheung (“Mr. Cheung”) as the Responsible Officer for Type 1, 4, and 6 licenses on August 4, 2010, and Responsible Officer for Type 9 license on June 23, 2016. StormHarbour HK appointed Chueng Hei as the Responsible Officer for Type 4 and 9 licenses on June 5, 2023. StormHarbour HK appointed Fan Lei as the Responsible Officer for Type 4 and 9 licenses on February 3, 2020. StormHarbour HK appointed Michel Labrousse as the Responsible Officer for Type 1 and 4 licenses on July 14, 2010, and Responsible Officer for Type 6 license on November 16, 2011. StormHarbour HK appointed TSE Man Kit, Gilbert as the Responsible Officer for Type 1, 4 and 9 licenses on October 4, 2017. Among the Responsible Officers carrying out the regulated activities, Chung Wing Water Cheung is the sole executive officer.

As of the date of this prospectus, StormHarbour HK has three Responsible Officers for Type 1 license, five Responsible Officers for Type 4 license, two Responsible Officers for Type 6 license and 4 Responsible Officers for Type 9 license. As a result, we are currently in full compliance with the HKSFC requirements on this matter.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, licensed representatives, Responsible Officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the HKSFC.

Section 116(3) of the SFO provides that the HKSFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the HKSFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the HKSFC. In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the HKSFC shall, in addition to any other matter that the HKSFC may consider relevant, have regard to the followings:

(a)	the financial status or solvency;

(b)	the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)	the ability to carry on the regulated activity competently, honestly and fairly; and

(d)	the reputation, character, reliability and financial integrity,

of the applicant and other relevant persons as appropriate. The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence published by the HKSFC.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the Securities and Futures (Financial Resources) Rules (Cap. 571N of the laws of Hong Kong) (the “FRR”).

Under the rules of the HKSFC, “liquid capital” is defined as the amount by which a licensed corporation’s liquid assets exceed its ranking liabilities. In formula terms: liquid capital = liquid assets – ranking liabilities. Liquid assets are prescribed assets that are readily realizable and can be freely applied to meet existing liabilities without restrictions. These include cash, marketable securities with specified credit quality, and certain approved investment funds, subject to haircut deductions to reflect liquidity and market risk. Illiquid or non-prescribed assets such as fixed assets, unlisted securities, junk bonds, and inter-company receivables are excluded from liquid assets. Ranking liabilities consist of all on-balance sheet liabilities plus financial adjustments to cover off-balance sheet exposures or guarantees. Redeemable shares not approved and subordinated loans are treated differently according to the rules. The purpose of liquid capital is to ensure that a licensed corporation maintains sufficient readily realizable assets to cover its liabilities with a safety buffer at all times, thereby supporting its ongoing business operations and protecting client interests.

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance), and Type 9 (Asset Management) regulated activities:

Regulated activity	Minimum paid-up share capital		Minimum liquid capital
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader		Not applicable	HK$	500,000
(b) in the case where the corporation provides securities margin financing	HK$	10,000,000	HK$	3,000,000
(c) in any other case	HK$	5,000,000	HK$	3,000,000

Type 4 (advising on securities)
(a) In the case where in relation to Type 4 (advising on securities) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets		Not applicable	HK$	100,000
(b) In any other case	HK$	5,000,000	HK$	3,000,000

Type 6 (advising on corporate finance)
(a) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation acts as a sponsor
- hold client assets	HK$	10,000,000	HK$	3,000,000
- not hold client assets	HK$	10,000,000	HK$	100,000
(b) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation does not act as a sponsor	HK$	5,000,000	HK$	3,000,000
- hold client assets		Not applicable	HK$	100,000
- not hold client assets

Type 9 (asset management)
(a) In the case where in relation to Type 9 (asset management) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets		Not applicable	HK$	100,000
(b) In any other case	HK$	5,000,000	HK$	3,000,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

StormHarbour HK is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain a minimum liquid capital of HK$3,000,000. StormHarbour HK maintains capital levels greater than the above minimum capital requirements and is in compliance with these HKSFC rules.

Notification to the HKSFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the HKSFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year. If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the HKSFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the HKSFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the HKSFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and 195(6) of the SFO.

Pursuant to circulars published by the HKSFC on March 24, 2016 and March 15, 2018, the HKSFC waived the obligation of all licensed corporations, registered institutions, responsible officers and representatives to pay the annual licensing fees that would otherwise be payable by them during the period from April 1, 2016 to March 31, 2019.

Pursuant to a circular published by the HKSFC on March 25, 2019, the HKSFC decided to resume the collection of annual licensing fees at a concession rate from April 1, 2019 to March 31, 2021. However, announced by the HKSFC in December 4, 2019 and pursuant to a circular published by the HKSFC on March 30, 2020, the HKSFC waived the annual licensing fees for the period from April 1, 2020 to March 31, 2021.

Pursuant to circulars published by the HKSFC on March 19, 2021, March 25, 2022 and March 22, 2024, the HKSFC decided to waive the annual licensing fees of all intermediaries and licensed individuals incurred during the period from April 1, 2021 to March 31, 2022, April 1, 2022 to March 31, 2023 and April 1, 2024 to March 31, 2025, respectively.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the HKSFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (“CPT”)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education program best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

The HKSFC has issued in January 2022 the revised Guidelines on Continuous Professional Training pursuant to section 399 of the SFO. Licensed representatives and relevant individuals of registered institutions are required to complete ten CPT hours per calendar year regardless of the number and type of regulated activities which they may engage in. Responsible Officers or executive officers are required to complete twelve CPT hours including two CPT hours on regulatory compliance. Further, at least five CPT hours per calendar year attended by an individual should be on topics directly relevant to the regulated activities for which he or she is licensed at the time the CPT hours are undertaken and not less than two CPT hours on topics relating to ethics or compliance per calendar year. Failure to comply with the guidelines on CPT may reflect adversely on the fitness and properness of a person to continue to carry on the regulated activity.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the HKSFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Maintenance of insurance against specified risks

Under section 116(3)(c)(ii) of the SFO, corporations that are licensed to carry on certain regulated activities are required, as a condition of their licenses, to take out and maintain insurance in the manner prescribed by the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong). In particular, before or at such time when the corporation becomes a Stock Exchange Participant and is licensed for Type 1 (dealing in securities) regulated activity, it should take out the required insurance under the relevant approved master policy for an insured amount of no less than HK$15,000,000 for the specified risks.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation:

●	payment of the prescribed fees to the HKSFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC and other applicable codes and guidelines issued by the HKSFC.

Anti-Money Laundering and Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations and HKSFC-licensed Virtual Asset Service Providers) published by the HKSFC in June 2023 (“Anti-Money Laundering Guideline”).

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i) the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”).

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii) the Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it to represent the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii) the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

(iv) the United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v) the United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO”)

The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As of the date of this prospectus, there were more than 80 subsidiary legislations made under this ordinance relating to around 21 jurisdictions, including but not limited to Liberia, Libya, Afghanistan, Eritrea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi) the Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter-financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter-financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Supervision by the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a responsible officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a responsible officer, executive director or relevant individual;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a responsible officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

The Stock Exchange

Apart from the HKSFC, the Stock Exchange also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. The Stock Exchange is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely the Stock Exchange and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of the Stock Exchange is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, the Stock Exchange (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

U.S. Regulations

While substantially all our operations are in Hong Kong and as a result, U.S. regulations generally do not apply to the Company’s business, upon the completion of this offering, we will become subject to various U.S. federal and state laws and regulations applicable to public companies. These include securities laws, corporate governance standards, and anti-corruption statutes, as well as rules imposed by Nasdaq. As a foreign private issuer, we will be eligible for certain exemptions under U.S. securities laws. The key U.S. legal and regulatory frameworks that will govern our post-IPO compliance obligations include the following:

Securities Exchange Act of 1934, as amended (the “Exchange Act”)

We will become subject to the reporting and other obligations under the Exchange Act, which is the primary federal statute regulating publicly traded companies in the United States. As a foreign private issuer, we will be required to file an annual report on Form 20-F within four months after the end of each fiscal year, which will include audited financial statements prepared in accordance with U.S. GAAP (United States Generally Accepted Accounting Principles) or IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board).

We will also be required to furnish reports on Form 6-K to disclose material information made public in our home country or otherwise necessary to keep the market informed. However, as a foreign private issuer, we will be exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies.

Sarbanes-Oxley Act of 2002 (“SOX”)

SOX is a U.S. federal law that establishes enhanced standards for all public company boards, management, and public accounting firms. We will be subject to key provisions of SOX, including:

●	Section 302, requiring our principal executive and financial officers to certify the accuracy and completeness of our financial reports.

●	Section 404(a), requiring us to include in our annual report management’s assessment of the effectiveness of our internal control over financial reporting.

●	As a foreign private issuer and an “emerging growth company” as defined under the U.S. Jumpstart Our Business Startups Act of 2012, we will be temporarily exempt from compliance with Section 404(b), which would otherwise require an auditor attestation on internal control effectiveness.

We will also be subject to prohibitions on loans to directors and executive officers and enhanced disclosure requirements regarding financial matters and conflicts of interest.

Nasdaq Listing Rules

We have applied to list our Class A Ordinary Shares on The Nasdaq Capital Market, a U.S. national securities exchange regulated by the SEC. As a Nasdaq-listed company, we must comply with Nasdaq’s corporate governance rules, which are designed to protect shareholders and enhance transparency and accountability. These rules include, among other things, requirements relating to:

●	Board Composition: A majority of the board of directors must be independent, and listed companies must have an audit committee composed entirely of independent directors.

●	Board Committee Requirements: The audit committee must have a written charter and be directly responsible for the appointment, compensation, and oversight of the work of the independent auditor. At least one member must have financial sophistication. Nasdaq also requires listed companies to either maintain or explain the absence of a compensation committee and a nominating and corporate governance committee. The compensation committee, composed entirely of independent directors, is expected to oversee executive compensation policies and practices. Similarly, the nominating and corporate governance committee, also comprised solely of independent directors, typically recommends director nominees and develops corporate governance principles. As a foreign private issuer, we may follow our home country practices in lieu of these committee requirements, provided we disclose any differences and the applicable alternative practices.

●	Code of Conduct: Companies must adopt a code of conduct applicable to all directors, officers, and employees, and promptly disclose any waivers of the code for executive officers or directors.

●	Shareholder Approval: Nasdaq rules require shareholder approval prior to the issuance of securities in certain circumstances, such as equity compensation arrangements and private placements exceeding 20% of outstanding shares.

As a foreign private issuer, we are permitted to follow our home country corporate governance practices in lieu of certain Nasdaq requirements, such as the requirement to obtain shareholder approval for equity compensation plans or to maintain a majority independent board. To rely on such exemptions, we must disclose each requirement we do not follow and describe the home country practice we do follow in our annual report on Form 20-F.

Regulation FD (Fair Disclosure)

Although Regulation FD is generally applicable to U.S. domestic issuers, foreign private issuers are encouraged to adopt similar practices to promote transparency. In practice, we intend to implement policies and controls to prevent the selective disclosure of material non-public information to analysts, institutional investors, or others before it is publicly disseminated. This will help ensure equal access to material information by all investors and maintain market integrity.

Rules on Beneficial Ownership and Insider Reporting

Persons or entities who acquire more than 5% of our outstanding securities may be required to file a Schedule 13D or 13G with the SEC, disclosing their ownership and intentions. In addition, directors, executive officers, and certain large shareholders may be subject to Section 16 of the Exchange Act, which requires periodic filings and imposes restrictions on short-swing profits, though foreign private issuers are generally exempt from Section 16 of the Exchange Act.

Foreign Corrupt Practices Act of 1977 (“FCPA”)

As a company with securities listed in the United States, we will be subject to the FCPA, which prohibits us and our officers, employees, and agents from offering or providing anything of value to foreign officials for the purpose of obtaining or retaining business or securing any improper advantage. The FCPA also requires us to maintain accurate books and records and to implement internal accounting controls.

U.S. State Securities Laws (Blue Sky Laws)

Although our securities will be listed on a national securities exchange, and therefore generally exempt from state Blue Sky registration requirements under the National Securities Markets Improvement Act of 1996 (NSMIA), certain state laws may still apply. NSMIA preempts most state registration requirements for securities listed on a national exchange such as Nasdaq; however, this preemption does not extend to all aspects of state law. For example, state anti-fraud provisions remain applicable and enforceable, and states retain authority to investigate and prosecute securities fraud under their own laws.

We will ensure compliance with applicable Blue Sky laws to the extent they are not preempted and will monitor developments that may affect our ongoing compliance obligations at the state level.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Chung Wing Water Cheung	65	Chief Executive Officer and Director
Ju Liu	51	Chairman of the Board of Directors
Xinyun Fan	33	Chief Financial Officer
Michel Labrousse	64	Chief Operating Officer
[ ]		Independent Director Nominee*
[ ]		Independent Director Nominee*
[ ]		Independent Director Nominee*

*	[ ], [ ], and [ ] will become our independent directors and members of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Chung Wing Water Cheung. Mr. Cheung has served as the Chief Executive Officer of Sibo and a board of director of Sibo since its inception and StormHarbour HK’s Chief Executive Officer for Asia Pacific since February 2010 to oversee StormHarbour HK’s business in Asia. Prior to joining the Company, in 2007, Mr. Cheung was hired to help the Royal Bank of Scotland PLC to build up its emerging market presence in Asia, and later to integrate its market business with ABN AMRO Bank. From March 2003 to May 2007, Mr. Cheung was the Head of Global Financial Markets (GFM) for DBS Bank and managed its investment banking and treasury business in China. Concurrently, Mr. Cheung also ran DBS Bank’ Global Debt Capital Markets and successfully expanded DBS Bank’ real estate securitization business. Mr. Cheung joined DBS Bank in 2000 as the Head of Regional Derivatives and Credit Products and was instrumental in growing the bank’s derivative and bond business into a significant business. From May 1995 to March 2000, Mr. Cheung was the Managing Director in CIBC Financial Products team in Singapore. From September 1993 to April 1995, Mr. Cheung serves as head of Regional Derivatives Trading, Asia Local Markets at Chase Manhattan Bank in Hong Kong. Mr. Cheung started his banking career in Canada working for institutions including The Bank of Montreal and Burns Fry. Mr. Cheung holds a Bachelor of Applied Science degree from the University of Toronto and an MBA degree from York University in Canada.

Ju Liu. Mr. Liu was appointed as a Director of Sibo in June 2024. Mr. Liu possesses extensive management experience and has demonstrated outstanding performance in the banking and capital investment sectors. Since September 2017, he has been serving as Executive Director of Babylon Capital Limited., an investment company incorporated in Hong Kong. From October 2016 to August 2017, Mr. Liu took on the role of Executive Director and Chairman of the Board of Directors at Pearl Oriental Oil Limited (HKEX Stock Code: 00632). From December 2014 to October 2016, Mr. Liu served as President of China Overseas Investment Co., Ltd. Prior to that, in 2009, Mr. Liu was appointed Deputy President of Jinzhou Bank’s Tianjin Branch, where he was responsible for corporate banking, international business, and investment banking. From 2003 to December 2014, he worked at Jinzhou Bank, a Chinese city commercial bank. From 1997 to 2003, Mr. Liu worked at Industrial and Commercial Bank of China, where he served as an accountant, loan officer, and director of the international settlement department. Mr. Liu obtained a bachelor’s degree in Economics from Liaoning University and a master’s degree in Business Administration from Hainan University.

Xinyun Fan. Mr. Fan joined StormHarbour HK in May 2019 and is the Senior Investment Manager of the Asset Management Division. Mr. Fan has served as the Chief Financial Officer of Sibo since March 2025. Mr. Fan has more than 9 years of experience in asset management, corporate finance and financial advisory businesses. From August 2017 to March 2019, he was an Investment Manager at Lerthai Capital Group Limited, with focus on the acquisition, operation and fundraising of commercial properties in China. Prior to that, from July 2015 to August 2017, he was a research associate at Grand Cartel Securities Limited. Mr. Fan holds a Master Science in Economics from the Hong Kong University of Science and Technology, a Bachelor of Engineering in Software Engineering and a Bachelor of Science in Finance from the East China Normal University in Shanghai, China. Mr. Fan is a CFA charterholder.

Michel Labrousse. Mr. Labrousse joined StormHarbour HK in April 2010 as a Senior Advisor. He has 35 years of experience in the finance and investment banking industry. Mr. Labrousse has served as the Chief Operating Officer of Sibo since March 2025. He is an expert in developing funding and hedging solutions for both corporate and financial institutions. He also has a marked Asian experience in advising institutional investors in portfolio optimization and risk transfer solutions. From 2004 to 2009, Mr. Labrousse was a Senior Executive Officer of Natixis Asia Ltd and Head of Capital Markets, Asia ex-Japan of Natixis bank. Before that, Mr. Labrousse was the Deputy Head of Capital Markets of IXIS Corporate & Investment Bank in London from 2002 to 2004 where he engineered a robust turnaround of the activities towards structured business and fee income activities, away from principal position taking. Prior to that, he was the MD & Deputy Head of Capital Markets Japan of CDC IXIS Capital Markets Tokyo Branch. Between 1993 and 1999, Mr. Labrousse was the Director of Derivatives Trading and Investments of CDC Marchés Tokyo, overseeing fixed-income activities of the firm in Japan. Mr. Labrousse spent a total of 12 years in Tokyo and has an intimate understanding of Japanese capital markets and clients. Mr. Labrousse holds a Master’s Degree in International Business from Sophia University in Japan and a Diploma from the Lyon Graduate School of Management in France and is passionate about providing achievable solutions for corporate and institutional clients in the region.

[   ]

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director.

Board of Directors

The Nasdaq Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. We currently have two non-independent directors, Mr. Cheung and Ju Liu. We are in the process of identifying candidates to serve as independent directors. Prior to completion of this offering, we intend to appoint at least three independent directors so that a majority of the board of directors of Sibo will be independent.

A director is not required to hold any shares in the Company to qualify to serve as a director. Sibo’s board of directors may exercise all the powers of Sibo to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with Sibo is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for the audit committee’s approval under applicable law or the rules and regulations of the Nasdaq and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee, and a nominating and corporate governance committee of the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

The audit committee will consist of three directors, namely, [        ] , [       ] and [       ] , each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. [       ] will be the chairperson of our audit committee. The board of directors has also determined that [       ] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with Sibo’s code of ethics and business conduct, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee will consist of three directors, namely, [       ], [       ] and [       ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. [       ] will act as the chairperson of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to Sibo’s directors and executive officers. Sibo’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for the Company’s chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of the Company’s non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of three directors, namely, [       ] , [       ] and [       ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Rules. [       ] will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, Sibo’s directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. The directors must also exercise their powers only for a proper purpose. The directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standards of corporate governance under Cayman Islands law.

The functions and powers of the board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law or designated stock exchange rules from being a director or; (vi) is removed from office pursuant to any other provisions of our Second Amended and Restated Memorandum and Articles of Association.

Employment and Indemnification Agreements

Sibo has entered into employment agreements with its executive officers that are governed by the laws of Hong Kong. A copy of the form of such agreements has been filed as an exhibit to the registration statement of which this prospectus forms a part. The duration of such agreements is specified in a separate agreement between the officer and one of the HK Subsidiary (the “HK Agreement”). Unless otherwise provided in the HK Agreement, the employment may be terminated by Sibo at any time with or without cause, or by the officer, by one month’s prior written notice. Unless otherwise provided in the HK Agreement, Sibo shall pay to the officer (or his or her beneficiary in the event of his or her death) any base salary or other compensation earned but not paid to the officer prior to the effective date of such termination. All other benefits due to the officer following his or her termination of employment shall be determined in accordance with the plans, policies and practices of Sibo Holding Limited

The officer agrees to dedicate substantially all of the officer’s working time and best efforts to the officer’s role with Sibo and to assign any intellectual property created (i) within the scope of the officer’s employment during the officer’s tenure, (ii) within 12 months after termination of employment if the intellectual property relates to the officer’s employment scope, and (iii) by using resources of Sibo during the officer’s tenure, to Sibo. The agreements also contain customary non-competition, non-solicitation, and confidentiality clauses. Each executive officer also represented to us that when the employment agreement was executed, he or she was not in an employment relationship with any other entity or corporation and he or she had not executed any other non-competition agreement.

Sibo has entered into indemnification agreements with the directors and executive officers, pursuant to which it agreed to indemnify the directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Officers

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to the executive officers and directors were approximately $0.05 million. None of the directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2024. StormHarbour HK, which employs staff in Hong Kong, operates a mandatory provident fund scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong) for employees employed under the jurisdiction of the Employment Ordinance (Chapter 57 of the laws of Hong Kong). The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, our HK Subsidiary and each of the employees are required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. V-Alliance currently does not employ any personnel in Hong Kong.

The following table sets forth salaries, other short-term employee benefits, and contributions to defined contribution pension schemes for the years ended December 31, 2024, and 2023, respectively:

	For the years ended December 31,
	2024	2023
	$’000	$’000

Salaries and other short term employee benefits	50	50
Payments to defined contribution pension schemes	2	2
Total	52	52

Water Cheung Chung Wing is employed by StormHarbour HK as Senior Partner, CEO Asia Pacific, under an employment contract dated January 16, 2010, as amended. The contract provides for a minimum annual draw, which is paid monthly in arrears and is an advance against commission-based compensation, with the Company reserving the right to review and amend the draw at its discretion. In addition to the annual draw, from January 1, 2026, Mr. Cheung is entitled to receive 20% of Sibo Holding Limited’s audited net profit before tax for each financial year he remains employed, or a pro-rated amount if his employment terminates during the year, payable within 60 days after year-end or termination. The contract allows either party to terminate employment after the probation period with not less than one month’s written notice or payment in lieu of notice, in accordance with the Hong Kong Employment Ordinance. If the Company terminates Mr. Cheung’s employment without cause during the one-year period following the listing of Sibo Holding Limited’s shares on Nasdaq, he is entitled to receive all remuneration he would have earned through the end of that period. The agreement also includes provisions for garden leave, confidentiality, intellectual property assignment, and restrictive covenants, including non-compete and non-solicitation obligations for specified periods post-termination.

Code of Ethics and Business Conduct

Sibo’s board of directors will adopt a code of ethics and business conduct, which is to be filed as an exhibit to this registration statement and applicable to all of our directors, officers and employees. We will make our code of ethics and business conduct publicly available on our website prior to the closing of this public offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our voting securities as of the date of this prospectus by (i) each of our directors and executive officers; (ii) all of our directors and executive officers as a group; and (iii) each person known to us to own beneficially more than 5% of our voting securities (Class A Ordinary Shares or Class B Ordinary Shares). Unless otherwise indicated, the business address of each of the individuals below is c/o Sibo, Suite 3210, 32/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

The authorized share capital of the Company is 2,500,000,000 Ordinary Shares, par value $0.00002 per share. Applicable percentage ownership below is based on 12,050,000 Ordinary Shares outstanding as of the date of this prospectus.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our voting securities. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Beneficial Ownership(1)		Percent of	Percent of	Percent of Total Voting	Percent of Total Voting
Directors and Executive Officers:	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares(2)	Class B Ordinary Shares(3)	Shares Prior to Offering(4)	Shares After Offering(4)(5)
Chung Wing Water Cheung, Chief Executive Officer and Director	-	2,000,000	-	33.90%	31.70%
Ju Liu, Director(6)	-	3,900,000	-	66.10%	61.81%
Xinyun Fan, Chief Financial Officer	1,000,000	-	16.26%	-	1.06%
Michel Labrousse, Chief Operating Officer	-	-	-	-	-
[ ], Director Nominee
[ ], Director Nominee
[ ], Director Nominee
All directors and executive officers as a group	1,000,000	5,900,000	16.26%	100%	94.57%

Other Principal Shareholders:
StormHarbour Holdings (Asia) Co., Ltd.(7)	-	3,900,000	-	66.10%	61.81%
Lei Fan(8)	1,800,000	-	29.27%	-	1.90%
Swiyennyui Jang	750,000	-	12.20%	-	0.79%
Ryan Wan	750,000	-	12.20%	-	0.79%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the ordinary shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 6,150,000 Class A Ordinary Shares issued and outstanding as of the date of this prospectus. Holders of Class A Ordinary Shares are entitled to one (1) vote per share.

(3)

Based on 5,900,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus. Holders of Class B Ordinary Shares are entitled to fifteen (15) votes per share. Class B Ordinary Shares are convertible at the option of the holder into Class A Ordinary Shares on a 1:1 basis; however, Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A Ordinary Shares and Class B Ordinary Shares, which vote together as a single class on all matters.

(5)

Based on [    ] Class A Ordinary Shares outstanding upon completion of this offering, assuming the underwriters do not exercise their over-allotment and [   ] Class A Ordinary Shares issued and outstanding.

(6)

Ju Liu, a resident of the Hong Kong SAR, is the sole director and sole shareholder of StormHarbour Holdings (Asia) Co., Ltd. (“StormHarbour Holdings Asia”). Ju Liu has voting and dispositive power over the securities held by StormHarbour Holdings Asia.

(7)

Consists of 3,900,000 Class B Ordinary shares owned by StormHarbour Holdings Asia, a British Virgin Islands company, where Ju Liu serves as a director and is deemed to have voting and dispositive power over the shares held by it. Ju Liu disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in them.

(8)	Lei Fan, a resident of Hong Kong SAR, is the Managing Director and Responsible Officer of StormHarbour HK, a subsidiary of the Company.

As of the date of this prospectus, to our knowledge, none of the outstanding Ordinary Shares are held in the United States. Except for the Class B Ordinary Shares held by StormHarbour Holdings (Asia) Co., Ltd. and Chung Wing Water Cheung, none of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Our controlling shareholder must be able to vote at least two-thirds (2/3) of all voting rights attaching to the then outstanding Ordinary Shares in order to continue controlling the outcome of all matters submitted to the shareholders of the Company for approval (i.e. those requiring either an ordinary resolution or a special resolution of the Company). Our controlling shareholder would be able to control the outcome of all matters requiring an ordinary resolution of the shareholders provided he is able to vote at least a majority (i.e. more than 50%) of all voting rights attaching to the then outstanding Ordinary Shares of the Company. The percentage of Class B Ordinary Shares required to be held by our controlling shareholder in order to maintain the relevant level of control will therefore depend on the number of Ordinary Shares then issued and outstanding. By way of illustration, assuming 1,500,000 Class A Ordinary Shares are offered in this offering, upon the closing of this offering, Sibo will have 7,650,000 Class A Ordinary Shares and 5,900,000 Class B Ordinary Shares issued and outstanding. Therefore, assuming all holders of Ordinary Shares will be entitled to vote and if the number of issued and outstanding Ordinary Shares remains the same as at the closing of this offering, at least 73% of Class B Ordinary Shares will be required to be held by our controlling shareholder in order to control the outcome of matters submitted to shareholders for approval (i.e. those requiring either an ordinary resolution or a special resolution of the Company) and at least 55% of Class B Ordinary Shares for matters solely requiring an ordinary resolution of the shareholders.

RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

Nature of relationships with related parties

Name	Relationship with the Company
Chung Wing Water Cheung	Shareholder and director of the Company
StormHarbour Fund Services OFC	Fund controlled by the Company
StormHarbour Fund Services 2 OFC	Fund controlled by the Company
SH Energy Fund I	Fund controlled by Chung Wing Water Cheung
SHHK Syndicate SPC	Entity controlled by Chung Wing Water Cheung
Burberlon Vantage Capital Limited (“Burberlon”)	Entity controlled by Ju Liu

Related parties transactions

Name	Nature	For the years ended December 31,
		2024	2023	2022
		$’000	$’000	$’000

Chung Wing Water Cheung	Commission	211	366	17

StormHarbour Fund Services OFC(a)	Asset management income	-	16	13
SH Energy Fund I(d)	Asset management income	-	-	501
Total asset management income		-	16	514

Since December 31, 2024, and as of the date of this prospectus, the Group has not had any related party transactions.

Balance with related parties

Name	Nature	As of December 31,
		2024	2023	2022
		$’000	$’000	$’000
StormHarbour Fund Services 2 OFC(b)	Amount due from a related party	*	107	32
Burberlon(c)	Amount due to a related party	3,231	3,211	3,218

*	Less than $1,000

Note:

(a)	StormHarbour Fund Services OFC ceased its operation on October 31, 2023.

(b)	Amount due from a related party is non-trade in nature and is unsecured, non-interest bearing and repayable on demand.

(c)	As of December 31, 2022, Buckwheat Investments had advanced from Ju Liu with an aggregated amount of HKD25,086,000 (equivalent to approximately US$3,206,000) to support the working capital of StormHarbour HK. On June 26, 2023, Buckwheat Investments entered into a facility agreement in an aggregate amount of HK$26,000,000 with Burberlon and converted the advance from Ju Liu totaling HKD25,087,000 (equivalent to approximately US$3,206,000) as a loan from Burberlon to Buckwheat Investments at the same date and the Company is the guarantor of the facility agreement. Burberlon is considered a related party of the Company because Ju Liu, the controlling shareholder and Chairman of the Board of Directors of the Company, serves as a director of Burberlon.

Subject to Burberlon’s sole discretion, interest shall be charged at 12% per annum on the aggregate amount outstanding under the facility agreement in the event of change of ownership of the Company.

The term of the loan is indefinite, and repayable on demand subject to the events of the following:

a.	In the event that the liquid capital of StormHarbour HK exceeds HKD10,000,000 in any month as indicated by its Financial Resource Rules filling to the Securities and Futures Commission in Hong Kong, the Company must direct any such excess capital above HKD10,000,000 to repay the aggregate amount outstanding under the loan within 10 days;

b.	In the event that there is a change of the ownership of the Company exceeding 10%, Burberlon may request BIL to repay the loan within 3 years of such a change with interest.

On October 26, 2023, August 23, 2024 and September 9, 2024, there were changes in ownership of the Company upon issuance of a total of 100 Ordinary Shares in 2023 and 25 Ordinary Shares in 2024. On October 29, 2024, Burberlon waived all interest payable upon the change of ownership of the Company, related to the loan balance of $3,231,000 and $3,211,000 as of December 31, 2024 and 2023.

On December 24, 2024, Buckwheat Investments signed an amended and restated loan agreement to (1) remove the term related to the liquid capital requirement; (2) revise the term related to the 12% per annum interest that in the event of change of ownership of the Company whereby StormHarbour Holdings Asia holds less than 10% of the voting rights of the Company, Burberlon may request BIL to repay the loan within 3 years of such a change with interest; and (3) defer the repayment obligation of HKD15,000,000 (equivalent to approximately $1,932,000) until one year after the successful listing of the Company on NASDAQ.

The liquid capital of StormHarbour HK as of January 1, 2023, December 31, 2023 and December 31, 2024 was HK$5,965,000, HK$6,899,000 and HK$11,305,000 (equivalent to approximately $765,000, $883,000 and $1,456,000), respectively. As of December 31, 2024, no repayment of the portion exceeding HKD10,000,000 is required and the balance of HKD15,000,000 (equivalent to approximately $1,932,000) is classified as non-current liabilities accordingly.

(d)	The Group is no longer considered SH Energy Fund I as a related party, and no income was recognized since August 24, 2022.

Share Issuances

See “Description of Share Capital — History of Securities Issuances.”

Employment and Indemnification Agreements

See “Management — Employment and Indemnification Agreements.”

Compensation of Directors and Officers

See “Management — Compensation of Directors and Officers.”

DESCRIPTION OF SHARE CAPITAL

Sibo is a Cayman Islands exempted company with limited liability and its affairs are governed by its memorandum of association and articles of association, as amended from time to time, and the Companies Act and the common law of the Cayman Islands. A copy of our Second Amended and Restated Memorandum and Articles of Association that is currently effective is filed as an exhibit to the registration statement of which this prospectus is a part.

As of the date of this prospectus, Sibo’s authorized share capital is $50,000, divided into 2,500,000,000 shares of a nominal or par value of $0.00002 each, comprising (i) 2,494,100,000 Class A Ordinary Shares with a par value of $0.00002 each, and (ii) 5,900,000 Class B Ordinary Shares with a par value of $0.00002 each. The Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as the Ordinary Shares below. Subject to the memorandum and articles of association and to any resolution of the shareholders to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, Sibo’s board has the power to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise.

As of the date of this prospectus, there are 6,150,000 Class A Ordinary Shares and 5,900,000 Class B Ordinary Shares issued and outstanding. All of such issued and outstanding Ordinary Shares are fully paid, and all of the Ordinary Shares to be issued in the offering will be issued as fully paid.

Upon the closing of this offering, Sibo will have [        ] Class A Ordinary Shares and 5,900,000 Class B Ordinary Shares issued and outstanding, or [       ] Class A Ordinary Shares and 5,900,000 Class B Ordinary Shares issued and outstanding if the underwriter exercises the over-allotment option in full.

Sibo’s Second Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares.

Objects of the Company. Under our Second Amended and Restated Memorandum and Articles of Association, the objects of Sibo are unrestricted, and Sibo is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. The Ordinary Shares are issued in registered form and are issued when registered in Sibo’s register of members. Sibo may not issue shares to bearer. Sibo’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. Subject to any rights and restrictions for the time being attached to any of the Ordinary Shares, or as otherwise provided for in the Companies Act and the Second Amended and Restated Memorandum and Articles of Association, the holders of the Ordinary Shares are entitled to such dividends as may be declared by the board of directors from time to time (including interim dividends). Holders of Class A Ordinary Shares and Class B Ordinary Shares shall be entitled to such dividends as the Board may from time to time declare on a pari passu basis. In additional, Sibo may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our directors. Our Second Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, Sibo may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of its share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Conversion. Subject to the provisions of the Second Amended and Restated Memorandum and Articles of Association and to comply with all fiscal and other laws and regulations applicable thereto, including the Nasdaq Rules and the Companies Act, a holder of Class B Ordinary Shares shall have the conversion right in respect of each Class B Ordinary Share. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances. If any Class B Ordinary Shares have been converted to Class A Ordinary Shares, the holder of such converted Class A Ordinary Shares shall have no right to convert the Class A Ordinary Shares back to Class B Ordinary Shares.

Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into one fully paid Class A Ordinary Share calculated at the conversion rate of a 1:1 basis. Such conversion shall take effect on the date on which the conversion notice is delivered (the “Conversion Date”). A conversion notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

On the Conversion Date, every Class B Ordinary Share to be converted shall automatically be re-designated and re-classified as an Class A Ordinary Share with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the same number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate (as defined in the Second Amended and Restated Memorandum and Articles of Association) of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a shareholder holding that number of Class A Ordinary Shares in the register of members.

An exception to the mandatory conversion of Class B Ordinary Shares to Class A Ordinary Shares upon their transfer would be a transfer to an Affiliate (as defined in the Second Amended and Restated Memorandum and Articles of Association) of such holder. An Affiliate is defined in the Second Amended and Restated Memorandum and Articles of Association as meaning, in respect of a person, any other person that, directly or indirectly, through (1) one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision making body of such corporation, partnership or other entity. Accordingly, whether Class B Ordinary Shares will be converted to Class A Ordinary Shares upon any particular event (e.g. the transmission of Class B Ordinary Shares to another person upon the death of a holder of Class B Ordinary Shares, or the transfer of Class B Ordinary Shares by a holder to a family member) will depend on whether the transferee is considered an Affiliate under the Second Amended and Restated Memorandum and Articles of Association.

Voting Rights. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is by way of a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more shareholders present in person in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled by Sibo’s Second Amended and Restated Memorandum and Articles of Association. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of Sibo. A special resolution will be required for important matters such as a change of name, making changes to our memorandum and articles of association, a reduction of our share capital and the winding up of Sibo. The shareholders may, among other things, divide or consolidate their shares by ordinary resolutions.

The rights attached to the Class A Ordinary Shares and Class B Ordinary Shares, such as voting rights, may be materially adversely varied or abrogated with the consent in writing of the holders of not less than a majority of the issued Shares of the relevant class of Ordinary Shares, or with the sanction of a special resolution passed at a separate meeting of the holders of such class of Ordinary Shares by a majority of two-thirds of the votes cast at such a meeting. For further details, please refer to the subsection “Variations of Rights of Shares” below and Sibo’s Second Amended and Restated Memorandum and Articles of Association.

General Meetings of Shareholders. As a Cayman Islands exempted company, Sibo is not obliged by the Companies Act to call shareholders’ annual general meetings. Its memorandum and articles of association provide that it shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by its directors.

Shareholders’ general meetings may be convened by the chairperson of the board of directors or by a majority of the board of directors. Advance notice of at least fifteen (15) calendar days is required for the convening any general meeting of the shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one third of all votes attached to all issued shares of the Company that carries the right to vote at such general meeting present in person or by proxy.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. These rights may be provided in a company’s articles of association. Sibo’s Second Amended and Restated Memorandum and Articles of Association allow our shareholders holding at the date of the deposit of the requisition not less than one-third of the paid-up capital of Sibo as at the date of the deposit carries the right of voting at general meetings of Sibo, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of Sibo, and may consist of several documents in like form each signed by one or more requisitionists. If our directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

Transfer of Ordinary Shares. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate (as defined in the Second Amended and Restated Memorandum and Articles of Association) of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a shareholder holding that number of Class A Ordinary Shares in the register of members.

Subject to the above, any of the shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form as our directors may determine. Notwithstanding the foregoing, the Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Subject to the terms of the share issuance, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share without assigning any reason. The board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within three (3) months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten (1) calendar days’ notice being given by advertisement in one or more newspapers or by electronic means or by any other means in accordance with the rules of the Nasdaq, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that such registration of transfers shall not be suspended nor our register of members closed for more than thirty (30) days in any year.

Liquidation. On the winding up of the Company, if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If the assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by the shareholders in proportion to the par value of the shares held by them. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company) on a pari passu basis.

Calls on Shares and Forfeiture of Shares. The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a clear notice served to such shareholders at least fourteen (14) days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Sibo may issue shares on terms that such shares are to be redeemed or subject to be redeemed, at its option or at the option of the holders of such shares, on such terms and in such manner as may be determined, before the issue of such shares, by the board of directors or by our shareholders by special resolution. The Company may also repurchase any of its shares (including redeemable shares) on such terms and in such manner as have been approved by the board of directors or by our shareholders by ordinary resolution or are otherwise authorised by our Second Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits, or out of the Company’s share premium account, or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the Company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of Sibo is divided into different classes (and as otherwise determined by our directors) the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than a majority of the issued shares of the relevant class of shareholders, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Second Amended and Restated Memorandum and Articles of Association authorizes the board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

Our Second Amended and Restated Memorandum and Articles of Association also authorizes the board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

●	the voting rights of preferred shares of such series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The board of directors may issue preference shares without action by the shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of the Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or the corporate records. However, our Second Amended and Restated Memorandum and Articles of Association have provisions that provide our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of Sibo or any of them shall be open to the inspection of its shareholders not being Directors, and no Sibo’s shareholder (not being a Sibo director) shall have any right of inspecting any account or book or document of Sibo except as conferred by law or authorised by Sibo’s directors or by ordinary resolution. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our second amend and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize the board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by the shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, the directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. Sibo is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate, compromises or arrangements between a Cayman Islands company and its members (or any class of them).

Following amendments to the Companies Act that took effect on August 31, 2022, the majority-in-number “headcount test” in relation to the approval of members’ schemes of arrangement has been abolished. Section 86(2A) of the Companies Act provides that, if 75% in value of the members (or class of members) of a Cayman Islands company agree to any compromise or arrangement, such compromise or arrangement shall, if sanctioned by the Cayman Court, be binding on all members (or class of members) of such company and on the company itself. Where a Cayman Islands company is in the course of being wound up, such compromise or arrangement would be binding on the liquidator and contributories of the company. In contrast, section 86(2) of the Companies Act continues to require (a) approval by a majority in number representing 75% in value; and (b) the sanction of the Grand Court of the Cayman Islands, in relation to any compromise or arrangement between a company and its creditors (or any class of them). At the initial directions hearing, the Cayman Islands court will make orders for (amongst other things) the convening of the meetings of creditors or members (or classes of them, as applicable). While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:

●	the company has complied with the directions set down by the Cayman Islands court;

●	the meeting was properly held and the statutory provisions as to the required majority vote have been

●	met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are

●	acting bona fide without coercion of the minority to promote interests adverse to those of the class; and

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his/her interest.

If a compromise or arrangement of a Cayman Islands company is approved by the members in the context of a members’ scheme and the Cayman Islands court subsequently sanctions such scheme (as described above), a dissenting shareholder would have no rights comparable to the appraisal rights which it would have if the company in question were a Delaware corporation (being the right to receive payment in cash for the judicially determined value of its shares). This is because such scheme will be binding on all members (or class of members), regardless of whether all the members (or class of members) approved the scheme, upon the sanction order being made. Having said that, a dissenting shareholder would have the right to appeal the making of the sanction order to the Cayman Islands Court of Appeal, if there were grounds for doing so.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permits a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Second Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our directors (including any alternative director appointed pursuant to our articles of association), secretary, assistant secretary or other officers (but not including Sibo’s auditors), and their personal representatives and secured harmless, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such indemnified person’s own dishonesty, wilful default or fraud, as determined by a court of competent jurisdiction , in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

In addition, upon the completion of the offering, Sibo will enter into indemnification agreements with the directors and executive officers that provide such persons with additional indemnification beyond that provided in its Second Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands exempted company owes duties to the company including the following — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands exempted company owes to the company a duty to act with skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Any action required or permitted to be taken at any general meetings may be taken only upon the vote of shareholders at a general meeting duly noticed and convened in accordance with Sibo’s Second Amended and Restated Memorandum and Articles of Association or may be taken by written consent of the shareholders without a meeting in accordance with Sibo’s Second Amended and Restated Memorandum and Articles of Association.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Sibo’s Second Amended and Restated Memorandum and Articles of Association allow our shareholders holding at the date of the deposit of the requisition not less than one-third of the paid-up capital of Sibo as at the date of the deposit carries the right of voting at general meetings of Sibo, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of Sibo, and may consist of several documents in like form each signed by one or more requisitionists. If our directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days. Advance notice of at least fifteen (15) calendar days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of not less than an aggregate of one-third of all votes attaching to all issued and outstanding shares of Sibo that carry the right to vote at such general meeting present in person or by proxy.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Second Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. As a result, the shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Sibo’s articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of the shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under Sibo’s Second Amended and Restated Memorandum and Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) becomes of unsound mind or dies; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law or designated stock exchange rules from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of Sibo’s Second Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up either voluntarily or compulsorily. A company may be wound up by an order of the Grand Court of the Cayman Islands for a number of reasons, including: (i) the company has passed a special resolution requiring the company to be wound up by the Grand Court of the Cayman Islands; (ii) if the company is unable to pay its debts; and (iii) the Grand Court is of opinion that it is just and equitable that the company should be wound up.,

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Sibo’s Second Amended and Restated Memorandum and Articles of Association, if its share capital is divided into more than one class of shares, we may only materially adversely vary the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class of share) with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, Sibo’s Second Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of its shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by Sibo’s Second Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on its shares. In addition, there are no provisions in Sibo’s Second Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Beneficial Ownership Reporting Regime. Our company is incorporated under the Companies Act and is therefore subject to the Cayman Islands Beneficial Ownership Transparency Act, 2023 (as amended), known as the BOTA. Under the BOTA, certain legal persons may benefit from an alternative route to compliance, such that the legal person is not required to establish and maintain a beneficial ownership register, but must provide the competent authority with written confirmation as to the legal person’s relevant category. Pursuant to the BOTA, our company will benefit from an alternative route to compliance, such that our company is not required to maintain a beneficial ownership register as a result of being listed on an approved stock exchange listed in Schedule 4 of the Companies Act. Our company’s corporate service provider is required to file with the competent authority such written confirmation in accordance with the BOTA which shall include the name and jurisdiction of the approved stock exchange.

History of Securities Issuances

On March 7, 2025, the Company completed the Share Subdivision such that, the authorized share capital of the Company was revised to be US$50,000 divided into 2,500,000,000 ordinary shares with a par value of US$0.00002 each. Prior to the Share Subdivision, there were 241 ordinary shares issued and outstanding, and after the Share Subdivision, there are 12,050,000 ordinary shares issued and outstanding.

Upon Sibo’s incorporation on December 11, 2018, it had an authorized share capital of $50,000 divided into 50,000 shares, par value $1.00 per share. Upon incorporation, one ordinary share, par value $1.00 per share (50,000 ordinary shares on a post-Share Subdivision basis) was allotted and issued to the initial subscriber, WNL Limited, which transferred the single ordinary share to Mr. Cheung, on the same day.

On May 8, 2019, an additional 99 ordinary shares, par value $1.00 per share (4,950,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Mr. Cheung. On the same date, 34 ordinary shares, par value $1.00 per share (1,700,000 ordinary shares on a post-Share Subdivision basis) were transferred to StormHarbour Holdings Asia.

On November 8, 2019, an additional 5 ordinary shares, par value $1.00 per share (250,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Wing Kwong Nicholas Chan.

On December 2, 2019, Mr. Cheung transferred 6 ordinary shares, par value $1.00 per share (300,000 ordinary shares on a post-Share Subdivision basis) to Man Chen.

On July 13, 2020, Mr. Cheung transferred 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) to Man Chen and 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) to Dan Su.

On July 11, 2023, Man Chen transferred 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis) to Lei Fan, 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) to Xinyun Fan, and 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) to Jing-Ting Wang.

On October 26, 2023, 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Mr. Cheung; 34 ordinary shares, par value $1.00 per share (1,700,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to StormHarbour Holdings Asia; 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Dan Su; 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Lei Fan; 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Xinyun Fan; 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Jing-Ting Wang.

On August 23, 2024, Xinyun Fan transferred 4 ordinary shares, par value $1.00 per share (200,000 ordinary shares on a post-Share Subdivision basis) to StormHarbour Holdings Asia. On the same date, Jing-Ting Wang transferred 16 ordinary shares, par value $1.00 per share (800,000 ordinary shares on a post-Share Subdivision basis) to Lei Fan. On the same date, 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis), were allotted and issued to Solowin Holdings.

On September 19, 2024, Dan Su transferred 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis) to Zhensong Gu. On the same date, 15 ordinary shares, par value $1.00 per share (750,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Swiyennyui Jang.

On February 20, 2025, Dan Su transferred 6 ordinary shares, par value $1.00 per share (300,000 ordinary shares on a post-Share Subdivision basis) to StormHarbour Holdings Asia, 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) to Xinyun Fan, 1 ordinary share, par value $1.00 per share (50,000 ordinary shares on a post-Share Subdivision basis) to Zhensong Gu, and 15 ordinary shares, par value $1.00 per share (750,000 ordinary shares on a post-Share Subdivision basis) to Ryan Wan. On the same date, 6 ordinary shares, par value $1.00 per share (300,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Apex Innovation Strategy Consulting Limited. On the same date, 5 ordinary shares, par value $1.00 per share (250,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Wing Kwong Nicholas Chan.

On March 7, 2025, as a result of the Share Subdivision, 241 issued ordinary shares of a par value of $1 per share held by the shareholders of the Company were sub-divided and re-designated into 12,050,000 ordinary shares of a par value of $0.00002 per share, and 49,759 authorized but unissued ordinary shares of a par value of $1 per share were sub-divided and re-designated into 2,487,950,000 ordinary shares of a par value of $0.00002 per share.

On March 14, 2025, the authorized share capital of Sibo was further re-classified and re-designated into $50,000 divided into (i) 2,494,100,000 Class A Ordinary Shares of a nominal or par value of $0.00002 each (post-Share Subdivision), and (ii) 5,900,000 Class B Ordinary Shares of a nominal or par value of $0.00002 each (post-Share Subdivision). All of the 5,900,000 authorized issued ordinary shares held by Mr. Cheung and StormHarbour Holdings Asia in aggregate were re-classified and re-designated into Class B Ordinary Shares on one for one basis. All of the 6,150,000 authorized issued ordinary shares held by Lei Fan, Xinyun Fan, Swiyennyui Jang, Ryan Wan, Zhensong Gu, Wing Kwong Nicholas Chan, Solowin Holdings and Apex Innovation Strategy Consulting Limited in aggregate were re-classified and re-designated into Class A Ordinary Shares on one for one basis. 2,487,950,000 authorized and unissued ordinary shares of the Company were re-classified and re-designated into Class A Ordinary Shares on one for one basis.

On July 2, 2025, Ryan Wan transferred 100,000 Class A Ordinary Shares, par value $0.00002 per share (post-Share Subdivision) to Chun Hung, 50,000 Class A Ordinary Shares, par value $0.00002 per share (post-Share Subdivision) to Venus Yin Mei Wong, and 20,000 Class A Ordinary Shares, par value $0.00002 per share (post-Share Subdivision) to Wai Wong.

Following the re-classification, re-designation, and share transfers referred to above, Sibo allotted and issued the following shares:

●	1,800,000 Class A Ordinary Shares to Lei Fan (post-Share Subdivision)

●	1,000,000 Class A Ordinary Shares to Xinyun Fan (post-Share Subdivision)

●	750,000 Class A Ordinary Shares to Swiyennyui Jang (post-Share Subdivision)

●	580,000 Class A Ordinary Shares to Ryan Wan (post-Share Subdivision)

●	550,000 Class A Ordinary Shares to Zhensong Gu (post-Share Subdivision)

●	500,000 Class A Ordinary Shares to Wing Kwong Nicholas Chan (post-Share Subdivision)

●	500,000 Class A Ordinary Shares to Solowin Holdings (post-Share Subdivision)

●	300,000 Class A Ordinary Shares to Apex Innovation Strategy Consulting Limited (post-Share Subdivision)

●	100,000 Class A Ordinary Shares to Chun Hung (post-Share Subdivision)

●	50,000 Class A Ordinary Shares to Venus Yin Mei Wong (post-Share Subdivision)

●	20,000 Class A Ordinary Shares to Wai Wong (post-Share Subdivision)

●	3,900,000 Class B Ordinary Shares to StormHarbour Holdings (Asia) Co., Ltd (post-Share Subdivision)

●	2,000,000 Class B Ordinary Shares to Chung Wing Water Cheung (post-Share Subdivision)

Listing

We have applied to list the Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “SIBO.” We cannot guarantee that we will be successful in listing the Class A Ordinary Shares on The Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is [      ]. The transfer agent and registrar’s address is [      ].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have issued and outstanding [       ] Class A Ordinary Shares (or [       ] Class A Ordinary Shares if the underwriter exercises the over-allotment option in full). All of the Class A Ordinary Shares sold in this offering will be freely transferable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, executive officers and 10% shareholders. Sales of substantial amounts of the Class A Ordinary Shares in the public market could adversely affect prevailing market prices of Class A Ordinary Shares. All outstanding Class A Ordinary Shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted Class A Ordinary Shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of the Class A Ordinary Shares acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144 of the Securities Act, a person or entity that has beneficially owned the Class A Ordinary Shares for at least six months and is not our “affiliate” will be entitled to sell the Class A Ordinary Shares, subject only to the availability of current public information about us, and will be entitled to sell Class A Ordinary Shares held for at least one year without any restriction. A person or entity that is our “affiliate” and has beneficially owned Class A Ordinary Shares for at least six months will be able to sell, within a rolling three month period, the number of Class A Ordinary Shares that does not exceed the greater of the following:

(i)	1% of the then outstanding Class A Ordinary Shares, which immediately after this offering will equal approximately [ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the underwriter exercises the over-allotment option in full); and

(ii)	the average weekly trading volume of Class A Ordinary Shares on The Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases the Class A Ordinary Shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Class A Ordinary Shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

See “Underwriting—Lock-up Agreements.”

We have agreed, for a period of six (6) months from the date of this prospectus, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, except in this offering, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company.

Furthermore, each of our directors, officers, and holders of more than 5% of our outstanding shares has also entered into a similar lock-up agreement for a period of six (6) months from the date of this prospectus, subject to certain exceptions, with respect to shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of the Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Class A Ordinary Shares may dispose of significant numbers of the Class A Ordinary Shares. We cannot predict what effect, if any, future sales of the Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of the Class A Ordinary Shares from time to time. Sales of substantial amounts of the Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Class A Ordinary Shares.

TAXATION

The following sets forth material Cayman Islands and U.S. federal income tax consequences of an investment in the Class A Ordinary Shares. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein and does not constitute legal or tax advice. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling the Class A Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change.

Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●

Revenues gains from the sale of the Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the following rates:

(i)	7.5% on the assessable profits up to HK$2,000,000; and 15% on any part of assessable profits over HK$2,000,000 for unincorporated businesses; and

(ii)	8.25% on the assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000 for corporations.

●

Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax. According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires the Class A Ordinary Shares in this offering and holds the Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the net investment income tax, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of the Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the Class A Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its own professional tax advisor as to the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations that may be implicated in the ownership and disposition of the Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Class A Ordinary Shares and their partners are urged to consult their own professional tax advisors regarding an investment in the Class A Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. Our goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by us in each category. We would be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of the Class A Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or may become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the Class A Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds the Class A Ordinary Shares unless, in such case, we cease to qualify as a PFIC and such U.S. Holder makes a deemed sale election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules” beginning on page 116.

Dividends

Any cash distributions paid on the Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We intend to list the Class A Ordinary Shares on Nasdaq Capital Market. Provided that this listing is approved, we believe that the Class A Ordinary Shares should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the applicability of the lower income tax rate on dividends paid with respect to the Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on the Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their own professional tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or exchange of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its own professional tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to its Class A Ordinary Shares. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, although such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or exchange of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss. Such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as prescribed in applicable U.S. Treasury regulations. The Class A Ordinary Shares should be treated as marketable stock at the time they are listed on The Nasdaq Capital Market. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. You should consult your own professional tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are, or become, a PFIC.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

Sibo is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. It is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a different developed body of securities laws as compared to the United States.

Sibo’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between the company, its officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, all of our current directors and executive officers are nationals or residents of Hong Kong. All or a substantial portion of their assets are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon us or these individuals, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the federal or state securities laws of the United States.

We have been informed by Walkers (Hong Kong), our Cayman Islands legal counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be fiscal, penal or punitive in nature or contrary to Cayman Islands public policy.

We have also been advised by our Cayman Islands legal counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are fiscal or penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages or contrary to Cayman Islands public policy) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

●	the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

●	the judgment was final and conclusive and for a liquidated sum;

●	the judgment was not obtained by fraud; and

●	the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Hong Kong

All of our incumbent directors and executive officers are nationals or residents of Hong Kong. All or a substantial portion of the assets of our incumbent directors and officers, and of our independent director nominees are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

Bird & Bird, our counsel with respect to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, but Hong Kong courts do not entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a monetary sum (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong in actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States, whereas original actions predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States would not be entertained by Hong Kong courts.

UNDERWRITING

We plan to enter into an underwriting agreement dated the effective date of this prospectus with the underwriters named below, for whom R. F. Lafferty & Co., Inc. is acting as the representative (the “Representative”) with respect to the Class A Ordinary Shares in this offering (the “Underwriting Agreement”). The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. The underwriters have agreed to purchase from us, on a firm commitment basis, and we have agreed to sell to them, the number of Class A Ordinary Shares indicated in the following table, subject to certain conditions set out in the Underwriting Agreement:

Underwriters	Number of Class A Ordinary Shares
R. F. Lafferty & Co., Inc.	[●	]

Total	[●	]

The underwriters are offering the Class A Ordinary Shares subject to its acceptance of the Class A Ordinary Shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such shares are taken. We agree to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The address of R. F. Lafferty & Co., Inc. is 40 Wall Street, 27th Floor, New York, NY 10005.

Over-Allotment Option

We agree to grant to the underwriters an option, exercisable for 45 days from the closing of this offering, to purchase up to [ ] additional Class A Ordinary Shares (15% of the total number of the Class A Ordinary Shares to be offered by us pursuant to this offering) at the offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriters’ name in the preceding table.

Discounts and Expenses

The underwriters will offer the Class A Ordinary Shares to the public at the public offering price set forth on the cover of this prospectus. The underwriting discount is of seven and a half percent (7.5%) of the public offering price on each of the Class A Ordinary Shares being offered.

The table below shows the public offering price per Class A Ordinary Share, underwriting discounts to be paid by us, and the proceeds before expenses to us.

	Per Share ($)	Total Without Exercise of Over-allotment Option ($)	Total With Full Exercise of Over-allotment Option ($)
Public offering price(1)	$	$	$
Underwriting discounts (7.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Public offering price per share is $[ ] per Class A Ordinary Share, which is set forth on the cover page of this prospectus.

We agree to reimburse the Representative up to $250,000 for out-of-pocket accountable expenses, including but not limited to the $5,000 cost associated with clearing system data services and communications expenses, the $10,000 cost associated with comparable company valuation and analysis expenses, the $25,000 cost associated with the engagement of a foreign diligence firm, fees and expenses of our accountants, legal counsel and other agents and representatives, roadshow expenses, and expenses associated with the background check of our principals. In addition, at the closing of the offering, we will reimburse the Representative one percent (1%) of the actual amount of the offering as non-accountable expenses.

We paid an advanced expense deposit of $50,000 to the Representative for the Representative’s anticipated out-of-pocket expenses including legal fees; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Except as disclosed in this prospectus, the Representative has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

Right of First Refusal

In addition, the Company (including any successor or subsidiary) agrees to grant the Representative a right of first refusal (the “Right of First Refusal”), exercisable for twelve (12) months from the closing day of this offering, to provide investment banking service to the Company on an exclusive basis and on terms customary to the Representative. For these purposes, the investment banking service includes, without limitation, (a) acting as the sole and lead manager for any underwritten public offering; and (b) acting as the sole placement agent, initial purchaser in connection with any private offering of securities of the Company. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5).

Tail Financing

We have granted the Representative the right, for a period of twelve (12) months after the closing of this offering, to receive a cash fee equal to seven and a half (7.5%) of the proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the Representative’s engagement with us, in connection with any public or private financing or capital raise.

Lock-up Agreements

We agree that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the six (6) months after the closing of the offering:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company;

●	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

●

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of the Class A Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors, officers and any other holders of five percent (5.0%) or above of the outstanding shares of common stock of the Company agrees that, subject to certain exceptions, such person will not, without the prior written consent of the underwriters, for six (6) months after the closing of this offering:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

●

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Class A Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of the Class A Ordinary Shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Class A Ordinary Shares. The public offering price was determined by negotiations between us and the underwriters. In determining the public offering price, the underwriter and we considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The public offering price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Class A Ordinary Shares or that the Class A Ordinary Shares will trade in the public market at or above the public offering price.

Indemnification

We agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We have applied to list our Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “SIBO.” We make no representation that our Class A Ordinary Shares will continue to trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A Ordinary Shares remain so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares was determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A Ordinary Shares in this offering was arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the U.S.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the Class A Ordinary Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Class A Ordinary Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market-making transactions in the Class A Ordinary Shares on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction (except in the U.S.) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Class A Ordinary Shares in the U.S., the underwriters may, subject to applicable foreign laws, also offer the Class A Ordinary Shares in certain countries and regions.

Australia. This prospectus is not a product disclosure statement, prospectus or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material or advertisement in relation to the offer of the Class A Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Class A Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Class A Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Class A Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

British Virgin Islands. No invitation, whether directly or indirectly, may be made to the public in the British Virgin Islands to subscribe for the Class A Ordinary Shares. This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the British Virgin Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Class A Ordinary Shares to any member of the public in the British Virgin Islands.

Canada. The Class A Ordinary Shares may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Dubai International Financial Centre. This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved the Class A Ordinary Shares offered in this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our Class A Ordinary Shares should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Class A Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Class A Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Class A Ordinary Shares to the public in that Relevant Member State at any time,

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Class A Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of the Class A Ordinary Shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. No shares may be offered or sold in Hong Kong, by means of this document or any other document, other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (“Companies (WUMP) Ordinance”), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) and any rules made under that ordinance, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies (WUMP) Ordinance. No advertisement, invitation or document relating to shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made under that ordinance.

Israel. This prospectus does not constitute a prospectus as defined under the Israeli Securities Law (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum (as it may be amended from time to time, the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of 50 million New Israeli Shekels and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan. The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Malaysia. The Class A Ordinary Shares have not been and may not be approved by the Securities Commission Malaysia (“SC”), and this document has not been and will not be registered as a prospectus with the SC under the Capital Markets and Services Act of 2007 (“CMSA”). Accordingly, no securities or offer for subscription or purchase of our securities or invitation to subscribe for or purchase of our securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A Ordinary Shares may not be circulated or distributed, nor may our Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Switzerland. The Class A Ordinary Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A Ordinary Shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to this offering, our company or the Class A Ordinary Shares has/have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Class A Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of our Class A Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our Class A Ordinary Shares.

United Kingdom. An offer of the Class A Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended (“FSMA”), except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, (“FSA”). An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the Company. All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Class A Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

We have not engaged counsel outside of the United States to review any other country’s securities laws and therefore, notwithstanding the above, neither we nor the underwriters can assure you that the summary of the laws above are accurate as of the date of this prospectus.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Class A Ordinary Shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	$
FINRA filing fee	$
Nasdaq listing fee	$
Accounting fees and expenses
Legal fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	$

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. The Representative is being represented by Sichenzia Ross Ference Carmel LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The validity of the Class A Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Walkers (Hong Kong). Legal matters as to Hong Kong laws will be passed upon for us by Bird & Bird. Legal matters as to PRC law (which, for purposes of this disclosure, refers solely to the PRC laws and regulations and excludes the laws of Hong Kong and Macau) will be passed upon for us by AllBright Law Offices (Fuzhou). Bevilacqua PLLC may rely upon Walkers (Hong Kong) with respect to matters governed by Cayman Islands law, Bird & Bird with respect to matters governed by Hong Kong law, AllBright Law Offices (Fuzhou) with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been audited by AOGB CPA Limited, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of AOGB CPA Limited is located at Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the Class A Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the Class A Ordinary Shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at https://stormharbour.com.hk/. as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Sibo’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INDEX TO FINANCIAL STATEMENTS

SIBO HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Sibo Holding Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sibo Holding Limited and its subsidiaries (collectively “the Group”) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

March 24, 2025, except for Notes 2, 3, 6, 12, 14 and 16, as to which the date is June 23, 2025

We have served as the Group’s auditor since 2024.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

SIBO HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(Amount in U.S. dollars and in thousands)

	As of December 31,
	2024	2023
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	1,814	1,006
Accounts receivable	1,398	-
Rental and utility deposits	-	247
Prepaid expenses	1,118	92
Deferred IPO costs	270	-
Amount due from a related party	*	107
Total current assets	4,600	1,452

Non-current assets:
Property and equipment, net	17	12
Operating lease right-of-use assets, net	1,008	379
Rental and utility deposits	194	-
Total non-current assets	1,219	391
TOTAL ASSETS	5,819	1,843

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	1,150	-
Accruals and other current liabilities	160	27
Contract liabilities	10	165
Provision for reinstatement costs - current	-	94
Loan payable	451	448
Operating lease liabilities - current	273	363
Loan from a related party - current	1,299	3,211
Total current liabilities	3,343	4,308

Non-current liabilities:
Operating lease liabilities - non-current	700	-
Loan from a related party - non-current	1,932	-
Provision for reinstatement costs - non-current	95	-
Total non-current liabilities	2,727	-
TOTAL LIABILITIES	6,070	4,308

COMMITMENTS AND CONTINGENCIES

Shareholders’ deficit#:
Class A Ordinary Shares, par value $0.00002 per share, 2,494,100,000 shares authorized; 5,900,000 shares and 4,850,000 shares issued and outstanding as of December 31, 2024 and 2023	*	*
Class B Ordinary Shares, par value $0.00002 per share, 5,900,000 shares authorized; 5,600,000 shares and 5,400,000 shares issued and outstanding as of December 31, 2024 and 2023	*	*
Additional paid-in capital	1,243	321
Subscription receivables	*	*
Accumulated losses	(1,487)	(2,789)
Accumulated other comprehensive (loss) income	(7)	3
Non-controlling interest	*	-
Total shareholders’ deficit	(251)	(2,465)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	5,819	1,843

*	Less than $1,000
#	Retrospectively restated for effect of capital restructure (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

SIBO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amount in U.S. dollars and in thousands)

	For the years ended December 31,
	2024	2023
	$’000	$’000
Revenues
Asset management income	-	84
Asset management income - related party	-	16
Capital markets income	6,899	2,657
Total revenues	6,899	2,757

Expenses
Commission and service fee	3,638	1,351
Commission and service fee - related party	211	366
Interest expenses	101	38
General and administrative expenses	1,687	1,687
Total expenses	5,637	3,442

Other income
Interest income	14	14
Other income	26	-
Total other income	40	14

Income (loss) before income tax expense	1,302	(671)

Income tax expense	-	-

Net income (loss)	1,302	(671)

Other comprehensive (loss) income
Foreign currency translation adjustment	(10)	3
Total comprehensive income (loss)	1,292	(668)

Basic and diluted weighted average shares outstanding*
Class A Ordinary Shares	5,168,493	2,972,192
Class B Ordinary Shares	5,471,233	3,195,616

Basic and diluted earnings (loss) per share (in US$)
Class A Ordinary Shares	0.12	(0.11)
Class B Ordinary Shares	0.12	(0.11)

*	Retrospectively restated for effect of capital restructure (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

SIBO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amount in U.S. dollars and in thousands)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Non-	Total
	Number of shares#	Amount	Number of shares#	Amount	paid-in capital	Subscription receivables	Accumulated losses	income (loss)	controlling Interest	shareholders’ deficit
	’000	$’000	’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as of January 1, 2023	2,550	*	2,700	*	321	*	(2,118)	-	-	(1,797)
Shares issued	2,300	*	2,700	*	-	*	-	-	-	*
Foreign currency translation adjustment	-	-	-	-	-	-	-	3	-	3
Net loss	-	-	-	-	-	-	(671)	-	-	(671)

Balance as of December 31, 2023	4,850	*	5,400	*	321	*	(2,789)	3	-	(2,465)
Shares issued	1,050	*	200	*	922	-	-	-		922
Subscription receivables from non-controlling interest	-	-	-	-	-	-	-	-	*	*
Foreign currency translation adjustment	-	-	-	-	-	-	-	(10)	-	(10)
Net income	-	-	-	-	-	-	1,302	-	-	1,302

Balance as of December 31, 2024	5,900	*	5,600	*	1,243	*	(1,487)	(7)	*	(251)

*	Less than $1,000
#	Retrospectively restated for effect of capital restructure (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

SIBO HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Amount in U.S. dollars and in thousands)

	For the years ended December 31,
	2024	2023
	$’000	$’000
Cash flows from operating activities:
Net income (loss)	1,302	(671)
Adjustment to reconcile net income (loss) to cash used in operating activities:
Depreciation of property and equipment	6	5
Depreciation of operating lease right-of-use assets	379	413
Operating lease interest expenses	34	27
Imputed interest income	(12)	(12)
Gain on modification of operating lease	(26)	-
Change in operating assets and liabilities:
Change in accounts receivable	(1,391)	1,538
Change in prepaid expenses	(988)	(56)
Change in payables to customers	1,144	-
Change in contract liabilities	(154)	162
Change in accruals and other current liabilities	132	(803)
Change in operating lease liabilities	(370)	(443)
Change in amount due from a related party	106	(75)
Cash provided by operating activities	162	85

Cash flows from investing activities
Purchase of property and equipment	(12)	(8)
Cash used in investing activities	(12)	(8)

Cash flows from financing activities
Deferred IPO costs	(270)	-
Proceeds from Class A Ordinary Shares shareholders’ contribution	922	-
Drawdown of a loan	-	447
Cash provided by financing activities	652	447

Net change in cash and cash equivalents	802	524
Effect of exchange rate changes	6	2
Cash and cash equivalent at beginning of the year	1,006	480
Cash and cash equivalents at the end of the year	1,814	1,006

Supplementary cash flows information
Cash paid for interest	101	38
Cash received from interest	2	2
Cash paid for income taxes	-	-

Supplemental schedule of non-cash investing and financing activities:
Re-measurement of the operating lease liabilities and operating lease right-of-use assets due to lease modification	946	-
Converting advance from a shareholder to loan from a related party	-	3,206

The accompanying notes are an integral part of these consolidated financial statements.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Sibo Holding Limited (collectively the “Company”) is a company incorporated in Cayman Islands with limited liability on December 11, 2018. The Company is an investment holding company.

Buckwheat Investments Limited (collectively “BIL”) is a wholly owned subsidiary of the Company, and was incorporated in British Virgin Islands on November 9, 2018.

StormHarbour Advisors Pte Limited (collectively “SAP”) is a wholly owned subsidiary of BIL, and was incorporated in Singapore on September 3, 2020.

StormHarbour Securities (Hong Kong) Limited (collectively “SHHK”) is a wholly owned subsidiary of BIL and was incorporated on October 22, 2009. On December 12, 2018, BIL entered into a preliminary agreement for the acquisition of 100% of equity interest of SHHK. The transaction was completed on December 29, 2019. SHHK is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management).

SHHK Dian I Limited is a wholly owned subsidiary of SHHK and was incorporated in Cayman Islands on November 6, 2018. It was established as a Special Purpose Vehicle to carry out warehousing Hong Kong residential mortgages with the purpose of structuring credit products and loans.

As of December 31, 2024, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares each with a par value of US$1. On March 7, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.00002, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 2,500,000,000 ordinary shares with a par value of US$0.00002 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 241 ordinary shares to 12,050,000 ordinary shares.

On March 14, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation  of (1) 3,900,000 ordinary shares held by StormHarbour Holdings (Asia) Co., Ltd., which is beneficially owned by a shareholder of the Group and (2) 2,000,000 ordinary shares held by Mr. Chung Wing Water Cheung  (“Mr. Cheung”) into Class B ordinary shares “Class B Ordinary Shares” on a one-for-one basis, and (ii) the re-class and re-designation  of all of the remaining ordinary shares into Class A ordinary shares “Class A Ordinary Shares” on a one-for-one. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to fifteen votes per share. The Company believes it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing financial services to institutional investors, corporations and financial institutions.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of	Percentage of effective ownership December 31,		Place of
Name	incorporation	2024	2023	incorporation	Principal activities
Sibo Holding Limited	December 11, 2018	N/A	N/A	Cayman Islands	Investment holding
Buckwheat Investments Limited (“BIL”)	November 9, 2018	100%	100%	British Virgin Islands	Investment holding
StormHarbour Advisors Pte Limited (“SAP”)	September 3, 2020	Wholly owned subsidiary of BIL	Wholly owned subsidiary of BIL	Singapore	Inactive
StormHarbour Securities (Hong Kong) Limited (“SHHK”)	October 22, 2009	Wholly owned subsidiary of BIL	Wholly owned subsidiary of BIL	Hong Kong	Financial services to institutional investors, corporations and financial institutions
SHHK Dian I Limited	November 6, 2018	Wholly owned subsidiary of SHHK	Wholly owned subsidiary of SHHK	Cayman Islands	Structuring credit products and loans

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

As of December 31, 2024, the Group had an accumulated deficit of approximately $251,000. As of the date of this report, there would not exist substantial doubt on going concern as the Group has adequate resources to continue in business for the foreseeable future and management of the Group are not aware of material uncertainties relating to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for property and equipment and operating lease right-of-use assets and deferred tax assets and valuation allowance. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying audited consolidated financial statements are presented in United States dollars (“$”). The functional currency of the Company is $ and the functional currency of the Company’s subsidiaries is the Hong Kong Dollars (“HKD”). The Group’s assets and liabilities are translated into $ from HKD at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of December 31,
	2024	2023
Year-end spot rate	7.7635	7.8118

	For the years ended December 31,
	2024	2023
Average rate	7.8027	7.8286

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, accounts receivable, other current assets, amounts due from (to) related parties, account payables, accruals and other current liabilities, contract liabilities, provision for reinstatement cost and loan payable has determined that the carrying value approximates their fair values. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less. The Group’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation (“FDIC”) insured. The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Accounts receivable

Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. The accounts receivable is viewed as past due or delinquent based on how recently payments have been received. The Group has contractual rights to receive cash on demand from customers. As of December 31, 2024, no receivables from customers are past due or delinquent based on repayment history of customers. Accounts receivable is written off against the allowance after efforts at collection prove unsuccessful such as when there is information indicating that the counterparty is in severe financial difficulty and there are no reasonable expectations of recovering the contractual cash flows, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. As of December 31, 2024 and 2023, the allowance for credit losses was both $nil.

Recently adopted accounting pronouncements – allowance for expected credit losses

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Group adopted the new standard effective January 1, 2024, the first day of the Group’s fiscal year, using the modified retrospective method for all financial assets in scope. The adoption of this guidance did not have a material impact on our consolidated statements of income, or consolidated statements of cash flows.

Prepaid expenses

Prepaid expenses consist of cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Group. Cash advanced to suppliers is refundable and bears no interest. Prepaid expenses are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

Rental and utility deposits

Rental and utility deposits represent security payments made to lessors for the Group’s operating lease agreements entered. The Group made such security payments upon the commencement of the original operating lease agreements. The security deposit will be refunded to the Group upon the termination or expiration of the operating lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the item to its present working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of income (loss) and comprehensive income (loss) in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Property and equipment, net (Cont)

Depreciation is provided to write off the cost of items of property and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following estimated useful lives:

Furniture and fixtures	5 years
Office and computer equipment	5 years
Leasehold improvements	Shorter of the operating lease terms or the estimated useful lives of the assets

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income (loss) and comprehensive income (loss) in the year the asset is derecognized.

Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2024 and 2023.

Accounts payable

Accounts payable are liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All accounts payable were current for the years ended December 31, 2024 and 2023.

Contract liabilities

Contract liabilities arise from advisory services. The Group is entitled to receive one-off payment as advance from customers which give rise to contract liabilities at the start of contract. The amount will be subsequently amortized to contract revenue over the advisory service period. Contract liabilities outstanding at January 1, 2024 and 2023 amounting to $165,000 and $2,000 have been recognized as revenue during the years ended December 31, 2024 and 2023, respectively.

Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of December 31, 2024 and 2023.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

The Group generates its revenue primarily from the following sources:

Revenues from Capital Market Services

The Group provides financial advisory services related to loan arrangements, real estate transactions, and other financing-related transactions. These services include connecting clients with potential lenders, investors, buyers, or sellers, as well as advising on deal structuring and facilitating transaction execution. The Group pays services fee and commissions to external consultants engaged and originators involved in these transactions. Revenue from these services is earned as a percentage of the transaction value (e.g., loan proceeds or real estate acquisition value) and is contingent upon the successful completion of the transaction.

There is a single performance obligation to facilitate the transaction, and the consideration is variable, as it depends on the final transaction amount. The Group acts as a principal in these transactions. Revenue is recognized at the point in time when the underlying transaction is completed, such as upon the drawdown of loan proceeds, the closing of a real estate deal or the signing of the final agreement between the client and the counterparty (e.g., lender, buyer).

The Group also provides investment advisory services, offering clients global economic information, industry analysis, investment recommendations, and portfolio allocation strategies. These services are performed under contracts where the Group acts as a principal, providing monthly advisory services that are distinct and recurring.

Revenue is recognized over time as the Group fulfills its ongoing performance obligation to provide advisory services. The transaction price is generally fixed and not subject to variability. Revenue is recognized monthly, reflecting the continuous transfer of advisory services to the client.

The Group may charge non-refundable upfront fees in connection with certain pre-introduction or advisory services. These fees are charged at a fixed rate and represent a distinct performance obligation. Revenue from these fees is recognized immediately upon receipt, as the obligation is fulfilled when the preparatory work begins.

Payment is due immediately upon completion of the transaction, as there is no credit or due date extended to the customer.

Revenues from Asset Management Services

The Group provides asset management services as an investment manager or an advisor from funds or investments. Management fees are calculated as a fixed percentage of assets under management and are recognized over time as the services are provided. The Group may also earn performance fees if certain benchmarks are met. Performance fees are recognized at a point in time when the benchmark criteria are satisfied, typically at the end of the performance period. Management and performance fees are due at the time of invoicing, and no credit is extended.

Other income

Other income is mainly represented to imputed interest income from rental deposits and bank interest income generated from savings and time deposits which are less than one year. Interest income is recognized on an accrual basis using the effective interest method.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

General and administrative expenses

General and administrative expenses mainly consist of staff cost, operating lease expense, office supplies and upkeep expenses, consultancy fee, legal and professional fees, and other miscellaneous administrative expenses.

Leasing

The Group is a lessee of non-cancellable operating leases for offices. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of income (loss) and comprehensive income (loss) on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

For the year ended December 31, 2024, the Group has renewed its lease agreement to extend the lease term for additional three years and the lease modification results in re-measurement of the operating ROU assets and operating lease liabilities. The Group’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024 and 2023, the Group did not have any impairment loss against its operating lease right-of-use assets.

Deferred initial public offering costs (“Deferred IPO costs”)

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs - SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal and other professional expenses incurred through the balance sheet date that are directly related to the proposed public offering and that will be charged to additional paid in capital upon the completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Employee benefits

All salaried employees of the Group in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Group makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Group recorded MPF expenses of $15,000 and $15,000 for the years ended December 31, 2024 and 2023, respectively.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Income taxes

The Group accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2024 and 2023.

Earnings (loss) per share

The Group computes net earnings (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net (loss) earnings per share (“EPS”) on the face of the consolidated statements of income (loss) and comprehensive income (loss). Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Group had no potentially dilutive securities as of December 31, 2024 and 2023.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Group as of the specified effective date. Unless otherwise discussed, the Group believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 - 13”). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivable, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Group was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group has adopted the new standard effective January 1, 2024, which didn’t have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The Group has adopted the new standard effective January 1, 2024, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in the ASU require disclosures about specific types of expenses included in the expense captions presented on the Consolidated Statements of Income, as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption allowed. The Group’s management is currently evaluating the impact of adoption on its consolidated financial statements and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheet, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION

The Group has two reportable segments: asset management services and capital market services. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. Information reported to the Executive Directors of the Company, being collectively the CODM, for the purposes of resource allocation and assessment of segment performance focuses on types of services provided. The asset management services segment generated asset management fee, performance fee and fund subscription fee by providing asset management services and wealth management services. The capital market services segment generated income by providing financial advisory services to clients. All assets of the Group are located in Hong Kong and all revenues are all generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Year ended December 31, 2024

	Asset management services segment	Capital market services segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues	-	6,899	-	6,899
Revenues - related parties	-	-	-	-
Total revenues	-	6,899	-	6,899

Commission and services fee	-	(3,849)	-	(3,849)
Depreciation of property and equipment	-	-	(6)	(6)
Depreciation of right-of-use assets	-	-	(379)	(379)
Interest expenses	-	-	(101)	(101)
General and administrative expenses	(324)	(241)	(737)	(1,302)
Total expenses	(324)	(4,090)	(1,223)	(5,637)

Other income	-	-	40	40

(Loss) income before income tax expense	(324)	2,809	(1,183)	1,302

Total assets	19	2,418	3,382	5,819
Total liabilities	(5)	(1,205)	(4,860)	(6,070)

Net assets (liabilities)	14	1,213	(1,478)	(251)

Additions to non-current assets:
Property, plant and equipment	-	-	12	12

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Cont)

Year ended December 31, 2023

	Asset management services segment	Capital market services segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues	84	2,657	-	2,741
Revenues - related parties	16	-	-	16
Total revenues	100	2,657	-	2,757

Commission and services fee	(16)	(1,701)	-	(1,717)
Depreciation of property and equipment	-	-	(5)	(5)
Depreciation of right-of-use assets	-	-	(413)	(413)
Interest expenses	-	-	(38)	(38)
General and administrative expenses	(388)	(256)	(625)	(1,269)
Total expenses	(404)	(1,957)	(1,081)	(3,442)

Other income	-	-	14	14

(Loss) income before income tax expense	(304)	700	(1,067)	(671)

Total assets	116	12	1,715	1,843
Total liabilities	(5)	(169)	(4,134)	(4,308)

Net assets (liabilities)	111	(157)	(2,419)	(2,465)

Additions to non-current assets:
Property, plant and equipment	-	-	8	8

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2024	2023
	$’000	$’000
Leasehold improvement	126	126
Furniture and fixtures	3	3
Office and computers equipment	126	114
Less: accumulated depreciation	(238)	(231)
Property and equipment, net	17	12

Depreciation expense for the years ended December 31, 2024 and 2023, was $6,000 and $5,000, respectively.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. OPERATING RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Group is a lessee of non-cancellable operating leases for corporate office in Hong Kong with lease term of 3 years (2023: 3 years). The Group’s ROU assets and operating lease liabilities recognized in the consolidated balance sheets consist of the following:

	As of December 31,
	2024	2023
	$’000	$’000
Operating lease ROU assets	1,008	379

	As of December 31,
	2024	2023
	$’000	$’000
Operating lease liabilities
Current portion	273	363
Non-current portion	700	-
Total	973	363

	As of December 31,
	2024	2023
Operating leases:
Weighted average remaining lease term (years)	2.9	0.9
Weighted average discount rate	5%	5%

During the years ended December 31, 2024 and 2023, the Group incurred depreciation of operating lease ROU assets of approximately $379,000 and $413,000, lease expenses of approximately $370,000 and $443,000, and recognized gain on lease modification of approximately $26,000 and $nil as other income, respectively.

The maturity analysis of the Group’s non-cancelable operating lease obligations as of December 31, 2024 is as follows:

Operating leases
$’000
Year ending December 31, 2025	322
Year ending December 31, 2026	385
Year ending December 31, 2027	353
Total undiscounted operating lease obligations	1,060
Less: imputed interest	(87)
Operating lease liabilities recognized in the consolidated balance sheet	973

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. ACCOUNTS RECEIVABLE

The Group’s accounts receivable primarily include balance generated from capital market, billed but has not been collected as of the balance sheet dates. Accounts receivable consisted of the following:

	As of December 31
	2024	2023
	$’000	$’000
Accounts receivable	1,398	-
Less: allowance for expected credit losses	-	-
Total accounts receivable, net	1,398	-

Impairment for account receivable is recognized based on the simplified approach using the lifetime expected credit losses. The Group makes impairment assessment of the recoverability of the account receivable individually based on the historical credit losses experience, adjusted for current and forward-looking information on macroeconomic factors affecting the customer of the Group. As of December 31, 2024, no accounts receivable is past due and no expected credit loss is recognized arising from account receivable as it is negligible.

7. PREPAID EXPENSES

	As of December 31,
	2024	2023
	$’000	$’000
Prepaid services fee	1,003	-
Prepaid office expenses	92	36
Prepaid interest expenses	23	56
Total prepaid expenses	1,118	92

8. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2023
	$’000	$’000
Accrued professional fee	53	24
Accrued commission	41	-
Other accruals and payables	66	3
Total	160	27

9. LOAN PAYABLE

As of December 31, 2024 and 2023, loan payable consisted of the following

	As of December 31,
	2024	2023
	$’000	$’000
Short-term borrowings	451	448

On October 26, 2023, the Company entered into a facility agreement in an aggregate amount of HKD7,000,000 with an independent third party. A loan of HKD3,500,000 (equivalent to approximately US$447,000) was drew down by the Company at the same date, carrying interest at 1.25% per month and will mature on October 25, 2024. Subsequent to the reporting date, the loan maturity date is extended to April 25, 2025. On October 26, 2023, the Company entered into a share charge with the independent third party, in respect of 100% of the issued shares of BIL, to secure the short-term borrowings for the benefit of the Group.

Interest expenses for the loan payable for the years ended December 31, 2024 and 2023 was approximately $67,000 and $11,000, respectively.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. SHAREHOLDERS’ DEFICIT

Ordinary shares and additional paid-in capital

On October 26, 2023, the Company issued 105 ordinary shares at US$1.

On August 23, 2024, the Company issued 10 ordinary shares with additional paid-in capital of US$367,990. On September 9, 2024, the Company issued 15 ordinary shares with additional paid-in capital of US$551,985.

As of December 31, 2024 and 2023, 230 and 205 ordinary shares were issued and outstanding.

As of December 31, 2024, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares each with a par value of US$1. On March 7, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.00002, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 2,500,000,000 ordinary shares with a par value of US$0.00002 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 241 ordinary shares to 12,050,000 ordinary shares.

On March 14, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation  of (1) 3,900,000 ordinary shares with a par value of US$0.00002 held by StormHarbour Holdings (Asia) Co., Ltd., which is beneficially owned by a shareholder of the Group and (2) 2,000,000 ordinary shares with a par value of US$0.00002 held by Mr. Cheung into Class B Ordinary Shares on a one-for-one basis, and (ii) the re-class and re-designation  of all of the remaining ordinary shares into Class A Ordinary Shares with a par value of US$0.00002 on a one-for-one basis. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to fifteen votes per share.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

11. DISAGGREGATED REVENUE

The following is the Group’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the years ended December 31,
	2024	2023
	$’000	$’000
Asset management income	-	-
Capital markets income	6,614	2,573
Total revenues recognized at a point in time	6,614	2,573

The following is the Group’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the years ended December 31,
	2024	2023
	$’000	$’000
Asset management income	-	100
Capital markets income	285	84
Total revenues recognized over a period of time	285	184

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company and its Cayman Islands subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, the Company BVI subsidiaries are not subject to tax on income or capital gains.

Singapore

SAP is incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws and is subject to a flat rate of 17%. No provision for Singapore Corporate Tax was made in the consolidated financial statements as SAP had no assessable profits subject to Singapore Corporate Tax.

Hong Kong

SHHK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended December 31, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. No provision for Hong Kong Profits Tax was made in the consolidated financial statements for both periods.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the years ended December 31, 2024 and 2023.

	For the years ended December 31,
	2024	2023
	$’000	$’000
Income/(loss) before income tax expense	1,302	(671)

Tax at Hong Kong statutory tax rate of 16.5%	215	(111)
Tax effect on non-assessable income	(5)	-
Tax effect on non-deductible expenses	43	14
Change in valuation allowance	(256)	101
Tax effect on unrecognized temporary differences	3	(4)
Income tax expense	-	-

Note:	The Group has entities domiciled in the Cayman Islands and British Virgin Islands, but such entities are not subject to income or capital gains taxes.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INCOME TAX (Cont)

The Group had $3,961,000 and $5,513,000 unused tax losses carried forward as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized. These unrecognized tax losses carried forward as of December 31, 2024 and 2023 are subject to agreement by Hong Kong Inland Revenue Department, may be carried forward indefinitely.

The component of deferred tax asset and valuation allowance are as follows:

	As of December 31,
	2024	2023
	$’000	$’000
Deferred tax asset attributable to:
Net operating loss carryforwards	649	905
Less: valuation allowance	(649)	(905)
Deferred tax asset, net of valuation allowance	-	-

During the years ended December 31, 2024 and 2023, the Group recognized the valuation allowance of $649,000 and $905,000, respectively, against its deferred tax asset. Management determined it was more likely than not that the deferred tax asset will not be realized and recorded a 100% valuation allowance for the years ended December 31, 2024 and 2023.

13. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share attributable to the shareholders of the Group is based on the following data:

Earnings (loss)

	For the years ended December 31,
	2024	2023
	$’000	$’000
Earnings (loss) for the purpose of basic and diluted earnings (loss) per share	1,302	(671)

Number of shares

	For the years ended December 31,
	2024	2023
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share (Class A Ordinary Shares)	5,168,493	2,972,192
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share (Class B Ordinary Shares)	5,471,233	3,195,616

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company had no dilutive shares as of December 31, 2024 and 2023.

The Group computes net earnings (loss) per share of Ordinary Shares Class A and Ordinary Shares Class B stock using the two-class method. Basic net earnings (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net earnings (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of restricted stock units and other contingently issuable shares. The dilutive effect of outstanding restricted stock units and other contingently issuable shares is reflected in diluted earnings per share by application of the treasury stock method.

The rights, including the liquidation and dividend rights, of the holders of our Class A Ordinary Shares and Class B Ordinary Shares stock are identical, except with respect to voting.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (Cont)

In the years ended December 31, 2024 and 2023, the net earnings (loss) per share amounts are the same for Class A Ordinary Shares and Class B Ordinary Shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

The following table sets forth the computation of basic and diluted net earnings (loss) per share for the years ended December 31, 2024 and 2023, which includes both Class A Ordinary Shares and Class B Ordinary Shares:

	For the years ended December 31,
	2024		2023
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Net earnings (loss) per share, basic and diluted
Numerator:
Allocation of undistributed net earnings (loss)	632	670	(323)	(348)
Denominator:
Weighted average shares	5,168,493	5,471,233	2,972,192	3,195,616
Basic and diluted net earnings (loss) per share	0.12	0.12	(0.11)	(0.11)

14. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Chung Wing Water Cheung	Shareholder and director of the Company
StormHarbour Fund Services OFC	Fund controlled by the Group
StormHarbour Fund Services 2 OFC	Fund controlled by the Group
Burberlon Vantage Capital Limited (“Burberlon”)	Entity controlled by shareholder of the Group

Related parties transactions

		For the years ended December 31,
Name	Nature	2024	2023
		$’000	$’000
Chung Wing Water Cheung	Commission	211	366
StormHarbour Fund Services OFC (note a)	Asset management income	-	16

Balance with related parties

		As of December 31,
Name	Nature	2024	2023
		$’000	$’000
StormHarbour Fund Services 2 OFC (note b)	Amount due from a related party	*	107
Burberlon (note c)	Amount due to a related party	3,231	3,211

*	Less than $1,000

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. RELATED PARTY TRANSACTIONS AND BALANCES (Cont)

Note:

(a)	StormHarbour Fund Services OFC had ceased its operation on October 31, 2023.

(b)	Amount due from a related party is non-trade in nature and is unsecured, non-interest bearing and repayable on demand.

(c)	As of December 31, 2022, BIL had advanced from a shareholder of the Company with an aggregated amount of HKD25,086,000 (equivalent to approximately US$3,206,000). On June 26, 2023, BIL entered into a facility agreement in an aggregate amount of HKD26,000,000 with Burberlon and converted the advance from the shareholder as a loan from Burberlon to BIL at the same date and the Company was the guarantor of the facility agreement.

Subject to Burberlon’s sole discretion, interest shall be charged at 12% per annum on the aggregate amount outstanding under the facility agreement in the event of change of ownership of the Company.

The term of the loan is indefinite, and repayable on demand subject to the events of the following:

a.	In the event that the liquid capital of SHHK exceeds HKD10,000,000 in any month as indicated by its Financial Resource Rules filling to the Securities and Futures Commission in Hong Kong, the Company must direct any such excess capital above HKD10,000,000 to repay the aggregate amount outstanding under the loan within 10 days;

b.	In the event that there is a change of the ownership of the Company exceeding 10%, Burberlon may request BIL to repay the loan within 3 years of such a change with interest.

On October 26, 2023, August 23, 2024 and September 9, 2024, there were changes in ownership of the Company upon issuance of a total of 100 ordinary shares in 2023 and 25 ordinary shares in 2024. On October 28, 2024, Burberlon had waived all interest payable upon the change of ownership of the Company, related to the loan balance of HKD25,086,000 (equivalent to approximately US$3,231,000) and HKD25,086,000 (equivalent to approximately US$3,211,000) as of December 31, 2024 and 2023.

On December 24, 2024, BIL signed an amended and restated loan agreement to (1) remove the term related to the liquid capital requirement; (2) revise the term related to the 12% per annum interest that in the event of change of ownership of the Company whereby StormHarbour Holdings Asia Co., Ltd holds less than 10% of the voting rights of the Company, Burberlon may request BIL to repay the loan within 3 years of such a change with interest; and (3) defer the repayment obligation of HKD15,000,000 (equivalent to approximately US$1,932,000) until one year after the successful listing of the Group on NASDAQ.

As of December 31, 2024, no repayment of the portion exceeding HKD10,000,000 liquid capital is required and the balance of HKD15,000,000 (equivalent to approximately US$1,932,000) is classified as non-current liabilities.

Remuneration to senior management for the years ended December 31, 2024 and 2023 were:

	For the years ended December 31,
	2024	2023
	$’000	$’000
Salaries and other short term employee benefits	50	50
Payments to defined contribution pension schemes	2	2
Total	52	52

Commission to senior management for the years ended December 31, 2024 and 2023 was disclosed above.

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that SHHK were required to maintain as of December 31, 2024 and 2023 and the actual amounts of capital that were maintained.

Capital requirements as of December 31, 2024	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000
StormHarbour Securities (Hong Kong) Limited	386	912

Capital requirements as of December 31, 2023	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000
StormHarbour Securities (Hong Kong) Limited	384	499

The Company’s operation subsidiary maintains a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

16. CONCENTRATIONS AND RISKS

Credit risk

Bank balances

The Group believes that there is no significant credit risk associated with cash in Hong Kong which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries is located.

Accounts receivable

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances

Other current assets

The Group is exposed to risk from other current assets. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Concentration of credit risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the years ended December 31,
	2024	2024	2023	2023
	$’000%		$’000%
Customer A	3,963	57%	426	15%
Customer B	1,346	20%	1,540	56%
Customer C	731	11%	-	-
Customer D	-	-	689	25%

SIBO HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. CONCENTRATIONS AND RISKS (Cont)

The Group has concentration of credit risk as 100% (as of December 31, 2023: nil) of the total accounts receivable was due from the Group’s largest customer as of December 31, 2024. Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD which is the functional currency of SHHK which is the major operating subsidiary of the Group.

Market and geographic risk

The Group’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Group’s business, financial condition, and results of operations.

17. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, or operating results.

18. SUBSEQUENT EVENTS

The Group has assessed all events from December 31, 2024, up through March 24, 2025, which is the date of these consolidated financial statements are available to be issued, except as disclosed below and in Note 9, there are no other material subsequent events that require disclosure in these consolidated financial statements.

On 20 February, 2025, the Company had issued 5 ordinary shares at par value of US$1 and 6 ordinary shares with additional paid-in capital of $220,800 and up to the date of these consolidated financial statements, the Company had received a total of $210,050 and the remainder $10,800 will be paid by the independent investor by June 30, 2025.

As of December 31, 2024, the Company had received partial payment in advance of $64,000 and recorded as other payables.

As of December 31, 2024, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares each with a par value of US$1. On March 7, 2025, the Company effected a subdivision of each of its existing issued and unissued ordinary shares with a par value of US$0.00002, and all the subdivided shares rank pai passu in all respects with each other (the “Share Subdivision”). As a result of the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 2,500,000,000 ordinary shares with a par value of US$0.00002 each, and the total number of the Company’s issued and outstanding ordinary shares increased from 241 ordinary shares to 12,050,000 ordinary shares.

On March 14, 2025, the Company’s board of directors and shareholders have approved that, (i) the re-class and re-designation  of (1) 3,900,000 ordinary shares with a par value of US$0.00002 held by StormHarbour Holdings (Asia) Co., Ltd., which is beneficially owned by a shareholder of the Group and (2) 2,000,000 ordinary shares with a par value of US$0.00002 held by Mr. Cheung into Class B Ordinary Shares on a one-for-one basis, and (ii) the re-class and re-designation  of all of the remaining ordinary shares into Class A Ordinary Shares with a par value of US$0.00002 on a one-for-one basis. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to fifteen votes per share.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Class A Ordinary Shares

SIBO HOLDING LIMITED

PROSPECTUS

[      ], 2025

Until [    ], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as an exhibit to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as an exhibit to this registration statement will also provide for indemnification by the underwriter of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered sales of our securities since our inception on December 11, 2018.

All of these sales were exempt from registration under the Securities Act by reason of Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates issued in such transactions. We relied on information from purchasers that they were accredited investors and/or such investors were provided adequate information and were otherwise determined to be suitable. In all cases, there was no public solicitation. The issuances of the securities described below were effected without the involvement of underwriters.

On March 7, 2025, the Company completed the Share Subdivision such that, the authorized share capital of the Company was revised to be US$50,000 divided into 2,500,000,000 ordinary shares with a par value of US$0.00002 each. Prior to the Share Subdivision, there were 241 ordinary shares issued and outstanding, and after the Share Subdivision, there are 12,050,000 ordinary shares issued and outstanding.

Upon Sibo’s incorporation on December 11, 2018, it had an authorized share capital of $50,000 divided into 50,000 shares, par value $1.00 per share. Upon incorporation, one ordinary share, par value $1.00 per share (50,000 ordinary shares on a post-Share Subdivision basis) was allotted and issued to the initial subscriber, WNL Limited, for an aggregate price of $1.00. On the same date, WNL Limited transferred the single ordinary share (50,000 ordinary shares on a post-Share Subdivision basis) to Mr. Cheung.

On May 8, 2019, an additional 99 ordinary shares, par value $1.00 per share (4,950,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Mr. Cheung, for an aggregate price of $99.00. On the same date, 34 ordinary shares, par value $1.00 per share (1,700,000 ordinary shares on a post-Share Subdivision basis) were transferred to StormHarbour Holdings Asia.

On November 8, 2019, an additional 5 ordinary shares, par value $1.00 per share (250,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Wing Kwong Nicholas Chan, for an aggregate price of $320,743.

On December 2, 2019, Mr. Cheung transferred 6 ordinary shares, par value $1.00 per share (300,000 ordinary shares on a post-Share Subdivision basis) to Man Chen.

On July 13, 2020, Mr. Cheung transferred 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) to Man Chen and 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) to Dan Su.

On July 11, 2023, Man Chen transferred 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis) to Lei Fan, 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) to Xinyun Fan, and 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) to Jing-Ting Wang.

On October 26, 2023, 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Mr. Cheung, for an aggregate price of $20.00; 34 ordinary shares, par value $1.00 per share (1,700,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to StormHarbour Holdings Asia, for an aggregate price of $34.00; 20 ordinary shares, par value $1.00 per share (1,000,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Dan Su, for an aggregate price of $20.00; 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Lei Fan, for an aggregate price of $10.00; 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Xinyun Fan, for an aggregate price of $8.00; 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Jing-Ting Wang, for an aggregate price of $8.00.

On August 23, 2024, Xinyun Fan transferred 4 ordinary shares, par value $1.00 per share (200,000 ordinary shares on a post-Share Subdivision basis) to StormHarbour Holdings Asia. On the same date, Jing-Ting Wang transferred 16 ordinary shares, par value $1.00 per share (800,000 ordinary shares on a post-Share Subdivision basis) to Lei Fan. On the same date, 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis), were allotted and issued to Solowin Holdings, for an aggregate price of $368,000.

On September 19, 2024, Dan Su transferred 10 ordinary shares, par value $1.00 per share (500,000 ordinary shares on a post-Share Subdivision basis) to Zhensong Gu. On the same date, 15 ordinary shares, par value $1.00 per share (750,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Swiyennyui Jang, for an aggregate price of $552,000.

On February 20, 2025, Dan Su transferred 6 ordinary shares, par value $1.00 per share (300,000 ordinary shares on a post-Share Subdivision basis) to StormHarbour Holdings Asia, 8 ordinary shares, par value $1.00 per share (400,000 ordinary shares on a post-Share Subdivision basis) to Xinyun Fan, 1 ordinary share, par value $1.00 per share (50,000 ordinary shares on a post-Share Subdivision basis) to Zhensong Gu, and 15 ordinary shares, par value $1.00 per share (750,000 ordinary shares on a post-Share Subdivision basis) to Ryan Wan. On the same date, 6 ordinary shares, par value $1.00 per share (300,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Apex Innovation Strategy Consulting Limited, for an aggregate price of $220,800. On the same date, 5 ordinary shares, par value $1.00 per share (250,000 ordinary shares on a post-Share Subdivision basis) were allotted and issued to Wing Kwong Nicholas Chan, for an aggregate price of $5.00.

On March 7, 2025, as a result of the Share Subdivision, 241 issued ordinary shares of a par value of $1 per share held by the shareholders of the Company were sub-divided and re-designated into 12,050,000 ordinary shares of a par value of $0.00002 per share, and 49,759 authorized but unissued ordinary shares of a par value of $1 per share were sub-divided and re-designated into 2,487,950,000 ordinary shares of a par value of $0.00002 per share.

On March 14, 2025, the authorized share capital of Sibo was re-classified and re-designated into $50,000 divided into (i) 2,494,100,000 Class A Ordinary Shares of a nominal or par value of $0.00002 each (post-Share Subdivision), and (ii) 5,900,000 Class B Ordinary Shares of a nominal or par value of $0.00002 each (post-Share Subdivision). All of the 5,900,000 authorized issued ordinary shares held by Chung Wing Water Cheung and StormHarbour Holdings (Asia) Co., Ltd in aggregate were reclassified and re-designated into Class B Ordinary Shares on one for one basis. All of the 6,150,000 authorized issued ordinary shares held by Lei Fan, Xinyun Fan, Swiyennyui Jang, Ryan Wan, Zhensong Gu, Wing Kwong Nicholas Chan, Solowin Holdings and Apex Innovation Strategy Consulting Limited in aggregate were re-classified and re-designated into Class A Ordinary Shares on one for one basis. 2,487,950,000 authorized and unissued ordinary shares of the Company were re-classified and re-designated into Class A Ordinary Shares on one for one basis.

On July 2, 2025, Ryan Wan transferred 100,000 Class A Ordinary Shares, par value $0.00002 per share (post-Share Subdivision) to Chun Hung, 50,000 Class A Ordinary Shares, par value $0.00002 per share (post-Share Subdivision) to Venus Yin Mei Wong, and 20,000 Class A Ordinary Shares, par value $0.00002 per share (post-Share Subdivision) to Wai Wong.

Following the re-classification, re-designation, and share transfers referred to above, Sibo allotted and issued the following shares:

●	1,800,000 Class A Ordinary Shares to Lei Fan (post-Share Subdivision)

●	1,000,000 Class A Ordinary Shares to Xinyun Fan (post-Share Subdivision)

●	750,000 Class A Ordinary Shares to Swiyennyui Jang (post-Share Subdivision)

●	580,000 Class A Ordinary Shares to Ryan Wan (post-Share Subdivision)

●	550,000 Class A Ordinary Shares to Zhensong Gu (post-Share Subdivision)

●	500,000 Class A Ordinary Shares to Wing Kwong Nicholas Chan (post-Share Subdivision)

●	500,000 Class A Ordinary Shares to Solowin Holdings (post-Share Subdivision)

●	300,000 Class A Ordinary Shares to Apex Innovation Strategy Consulting Limited (post-Share Subdivision)

●	100,000 Class A Ordinary Shares to Chun Hung (post-Share Subdivision)

●	50,000 Class A Ordinary Shares to Venus Yin Mei Wong (post-Share Subdivision)

●	20,000 Class A Ordinary Shares to Wai Wong (post-Share Subdivision)

●	3,900,000 Class B Ordinary Shares to StormHarbour Holdings (Asia) Co., Ltd (post-Share Subdivision)

●	2,000,000 Class B Ordinary Shares to Chung Wing Water Cheung (post-Share Subdivision)

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Second Amended and Restated Memorandum and Articles of Association of the registrant.
4.1*	Specimen Certificate for Class A Ordinary Shares.
5.1*	Opinion of Walkers (Hong Kong) regarding the validity of the Class A Ordinary Shares being registered.
8.1*	Opinion of Walkers (Hong Kong) regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8.2*	Opinion of Bird & Bird regarding certain Hong Kong tax matters (included in Exhibit 99.2).
10.1*	Form of Indemnification Agreement between the registrant and its directors and executive officers.
10.2*†	Form of Employment Agreement between the Registrant and its executive officers.
10.3*†	Employment Agreement among the Registrant, StormHarbour HK, and Water Cheung Chung Wing.
10.4*	Facility Agreement between the Registrant and Good Pride Limited, dated October 26, 2023.
10.5*	Introducing Broker Agreement between StormHarbour HK and Manpower Corporation Limited.
10.6*	Form of Introducing Broker Agreement between StormHarbour HK and Fortune Hill Development Limited, South Hill (Hong Kong) Limited, and United Treasure (Hong Kong) Limited.
10.7*	Introducing Broker Agreement between StormHarbour HK and Molto Fortune Limited.
10.8*
21.1*	List of subsidiaries of the Registrant.
23.1*	Consent of AOGB CPA Limited.
23.2*	Consent of Walkers (Hong Kong) (included in Exhibit 5.1).
23.3*	Consent of Bird & Bird (included in Exhibit 99.2).
23.4*	Consent of AllBright Law Offices (Fuzhou) (included in Exhibit 99.3).
24.1	Power of Attorney (included in the signature page).
99.1*	Code of Ethics and Business Conduct of the registrant.
99.2*	Opinion of Bird & Bird regarding certain Hong Kong law matters.
99.3*	Consent of AllBright Law Offices (Fuzhou).
99.4*	Consent of Independent Director Nominee [ ].
99.5*	Consent of Independent Director Nominee [ ].
99.6*	Consent of Independent Director Nominee [ ].
99.7*	Consent of Solomon JFZ (Asia) Holdings Limited.
107*	Filing Fee Table.

*	To be filed by amendment
†	Executive Compensation Plan or Agreement

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong SAR, on the [    ] day of [    ], 2025.

SIBO HOLDING LIMITED

By:
Name:	Ju Liu
Title:	Chairman of the Board of Directors

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Chung Wing Water Cheung, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/	Chief Executive Officer and Director	[ ], 2025
Chung Wing Water Cheung	(Principal Executive Officer)

/s/	Chief Financial Officer	[ ], 2025
Xinyun Fan	(Principal Financial and Accounting Officer)

/s/	Chairman of the Board of Directors	[ ], 2025
Ju Liu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Sibo Holding Limited has signed this registration statement or amendment thereto in New York on [    ], 2025.

Cogency Global Inc.

Authorized U.S. Representative

By:
Name:	[ ]
Title:	[ ]